As filed with the Securities and Exchange Commission on November 8, 2010
Registration No. 333-170259

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANCESTRY.COM INC.
(Exact name of registrant as specified in its charter)

DELAWARE	7379	26-1235962
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification No.)

360 West 4800 North
Provo, UT 84604
(801) 705-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy Sullivan
Chief Executive Officer
360 West 4800 North
Provo, UT 84604
(801) 705-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara L. Becker	Jeffrey D. Saper
Andrew L. Fabens	Robert G. Day
Gibson, Dunn & Crutcher LLP	Wilson Sonsini Goodrich & Rosati
200 Park Avenue	Professional Corporation
New York, NY 10166	650 Page Mill Road
Tel: (212) 351-4000	Palo Alto, CA 94304
Fax: (212) 351-4035	Tel: (650) 493-9300 Fax: (650) 493-6811

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to such Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November 8, 2010
3,564,842 Shares

COMMON STOCK

The selling stockholders are offering 3,564,842 shares of Ancestry.com Inc. common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on The Nasdaq Global Select Market under the symbol ACOM. On November 5, 2010, the last sale price of the shares on The Nasdaq Global Select Market was $26.56 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $      A SHARE

Underwriting
	Price to	Discounts and	Proceeds to Selling
	Public	Commissions	Stockholders

Per Share	$	$	$
Total	$	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional 534,726 shares of common stock to cover over-allotments. We expect to enter into an agreement with the selling stockholders, including affiliates of Spectrum Equity Investors V, L.P., to repurchase approximately $25 million worth of our common stock, or           shares, directly from the selling stockholders in a private, non-underwritten transaction at a price per share equal to the net proceeds per share the selling stockholders receive in this offering.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                    , 2010.

MORGAN STANLEY	BofA MERRILL LYNCH

CITI	JEFFERIES & COMPANY	PIPER JAFFRAY

          , 2010

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

ANCESTRY.COM INC.

Mission

Ancestry.com’s mission is to help everyone discover, preserve and share their family history.

Overview

Ancestry.com is the world’s largest online family history resource, with nearly 1.4 million paying subscribers around the world as of September 30, 2010. We have been a leader in the family history market for over 20 years and have helped pioneer the market for online family history research. We believe that most people have a fundamental desire to understand who they are and from where they came, and that anyone interested in discovering, preserving and sharing their family history is a potential user of Ancestry.com. We strive to make our service valuable to individuals ranging from the most committed family historians to those taking their first steps towards satisfying their curiosity about their family stories.

The foundation of our service is an extensive and unique collection of billions of historical records that we have digitized, indexed and put online over the past 14 years. Our subscribers use our proprietary online platform, extensive digital historical record collection, and easy-to-use technology to research their family histories, build their family trees, collaborate with other subscribers, upload their own records and publish and share their stories with their families. We offer our service on a subscription basis, typically annually or monthly. These subscribers are our primary source of revenue. We charge each subscriber for their subscription at the commencement of their subscription period and at each renewal date. Although monthly subscribers have become an increasing proportion of our subscribers, the annual commitments of a majority of our subscribers enhance management’s near-term visibility on our revenues and provide working capital benefits, which we believe enable us to more effectively manage the growth of our business. We provide ongoing value to our subscribers by regularly adding new historical content, enhancing our Web sites with new tools and features and enabling greater collaboration among our users through the growth of our global community.

Our goal is to remain the leading online resource for family history and to grow our subscriber base in the United States and around the world by offering a superior value proposition to anyone interested in learning more about their family history. We have focused on, and will continue to focus on, retaining our loyal base of existing subscribers, on acquiring new subscribers and on expanding the market to new consumers. We believe our previous investments in technology and content have provided a foundation for a scalable business model that will help us to increase our margins over the long term and effectively manage our costs as our business grows. However, we expect to continue to devote substantial resources and funds to improving our technologies and product offerings, acquiring new and relevant content and talent, and expanding the awareness of our brand and category through global marketing, any of which may adversely affect our margin expansion in the near term.

Recent Developments

On July 15, 2010, we acquired Genline AB (“Genline”), owner and operator of the Swedish family history Web site Genline.se, for approximately $7.2 million in cash consideration, which increased our presence in the Swedish market.

On August 6, 2010, we acquired genealogy research firm ProGenealogists, Inc. (“ProGenealogists”), a leading professional genealogy research firm that specializes in genealogical, forensic and family history research for approximately $1.1 million in cash consideration.

On September 9, 2010, we terminated and paid in full the $76.2 million outstanding under our previous credit facility from cash on hand, including the proceeds from our initial public offering. Also, on September 9, 2010, in connection with the payoff of the previous credit facility, we entered into a new three-year $100.0 million principal amount senior secured revolving credit facility with Bank of America, N.A., as administrative agent and certain other financial institutions. The new credit facility includes a $5.0 million sublimit for the issuance of letters of credit and a $7.0 million sublimit for swingline loans. As of November 8, 2010, we have not drawn any funds under the new credit facility.

On September 22, 2010, we entered into an agreement to acquire iArchives, Inc. (“iArchives”), a leading digitization service provider that also operates Footnote.com, a leading American history Web site, and on October 20, 2010, we completed the acquisition. The purchase price was approximately $31.6 million, consisting of the issuance of approximately 1.022 million shares of our common stock (valued at approximately $24.6 million, based on the closing price on October 20, 2010) and approximately $7.0 million of cash consideration. We believe that the acquisition will provide Ancestry.com with a complementary consumer brand, expanded content offerings and enhanced digitization and image-viewing technologies.

On September 23, 2010, we announced a share repurchase program, under which we may spend up to $25.0 million to repurchase shares of our common stock, depending on market conditions, the stock price and other factors. Under this program, we expect to enter into an agreement with the selling stockholders, including affiliates of Spectrum Equity Investors V, L.P., to purchase      shares directly from the selling stockholders in a private, non-underwritten transaction at a price per share equal to the net proceeds per share the selling stockholders receive in this offering for an aggregate purchase price of $25.0 million. The purchase from the selling stockholders is conditioned on completion of this offering and the satisfaction of certain other closing conditions. The share repurchase program is intended in part to offset the issuance of shares of our common stock as a result of the iArchives acquisition.

We expect to incur non-recurring professional fees and costs of approximately $1 million in connection with this offering, which will negatively affect our adjusted EBITDA for the quarter and full year ending December 31, 2010.

Industry Background

Societies around the world have historically documented the names, dates and places associated with important events of their citizenry. However, due to the vast, dispersed and disorganized nature of these data collections, the process of researching family history generally has been time consuming, painstaking and expensive. The introduction of Web-based technologies greatly enhances opportunities to make family history research easier, but businesses attempting to leverage the Internet must tailor their products and services to address the distinctive challenges of family history research.

The Ancestry.com Solution

Through the design and development of a unique consumer Internet application and underlying proprietary technologies, substantial investment in content and the aggregation of network scale, we are revolutionizing how people discover, preserve and share their family history. Our solution includes:

Consumer Benefits

Easy-to-Use Web Site.  Our technology platform makes family history research and networking easier, more enjoyable and more rewarding. We seek to make Ancestry.com relevant and easy to use for both new and experienced subscribers, and we continue to advance our online tools to help our subscribers efficiently search our content, organize their research, collaborate with others and share their stories.

Easy Access to Comprehensive Data Sources.  We have aggregated and organized a comprehensive collection of historical records, with a particular emphasis on records from the United States, the United Kingdom, Canada and Australia. Our technologies allow subscribers to locate relevant family history records quickly and easily, resulting in a rewarding experience for new subscribers and experienced family historians alike. Subscribers input information that they know about their relatives, however limited, and can immediately view the vast content sources available to populate their family trees. Our proprietary record hinting technology suggests content to our subscribers, alerting them through “hints” delivered online and by email of potential matches to further populate their trees from our company-acquired and user-generated content.

Valuable Community.  Our community of family history enthusiasts is a significant component of our subscription value proposition. Our subscribers can collaborate, contribute content and assist each other with family history research. The publicly available family trees created by our registered users can provide new subscribers with a substantial head start researching their families and the opportunity to connect with relatives interested and engaged in the discovery and preservation of a shared family lineage.

Competitive Advantages

Proprietary Technology Platform Provides Robust Search Capability and Ease of Use.  We have built a scalable, proprietary technology platform. Our search technology is designed to deal with the inherent difficulties of searching historical content. Our record hinting technology locates and pushes relevant content to our registered users. Our digitization and indexing processes streamline the complex and time-consuming task of putting historical records online.

Extensive and Accessible Content Collection.  We have digitized and indexed the largest online collection of family history records in the world, with collections from the United States, the United Kingdom, Canada and Australia, as well as Sweden, Germany, France, Italy and China. We have invested approximately $95 million to date in making this content available to subscribers and continue to invest a substantial amount of time and money to acquire or license, digitize, index and publish additional records for our subscribers. In total, our collections represent over six billion records.

Community of Dedicated and Highly Engaged Subscribers Enhances Our Value Proposition.  We have an active and dedicated community of subscribers. Our registered users have created over 20 million family trees containing two billion profiles. They have uploaded and attached to their trees over 45 million photographs, scanned documents and written stories. We believe our online community is highly valuable to our subscribers, because the ever expanding pool of user-generated content and collaboration and sharing opportunities can significantly enhance the family history research process.

Growth Strategy

Our goal is to remain the leading online resource for family history and to grow our subscriber base in the United States and around the world by offering a superior value proposition to anyone interested in learning more about their family history. Our plan to achieve long-term and sustainable growth is to increase our subscriber base in the United States and around the world by serving our loyal base of existing subscribers, by attracting new subscribers and by expanding the market to new consumers. In pursuit of these goals, we will continue to focus on the following objectives:

Continue to Build our Premium Brand and Drive Category Awareness.  We continue to expand and improve our consumer marketing activities in the United States, which we believe have substantially increased our brand awareness. As part of our marketing efforts, we have again purchased product integration in the television show “Who Do You Think You Are?” in the United States, which originally premiered on NBC primetime television in March 2010 and is scheduled to air again in the 2010-2011 season. We believe that the program will continue to increase awareness of the family history category and our brand. We believe that continued investments in broadcast media and consumer marketing will allow us to enhance our premium brand, increase awareness of the family history category and enhance our ability to acquire new subscribers.

Further Improve Our Product and User Experience.  We believe that investments in our product platform can make family history research easier, more enjoyable and more accessible. We continuously seek to advance and improve our core search and hinting technologies, our document image viewer, our family tree building and viewing experience and our sharing and publishing capabilities. We believe that we can leverage the latest Web technologies to further transform the way people discover family history online.

Regularly Add New Content.  A vast universe of historical records around the world is yet to be digitized, and we intend to continue to expand our collection of digital historical records. We will seek to maintain and extend our existing relationships with archives and other holders of content throughout the world and to find new sources of unique family history content. We also plan to continue to promote the growth of user-generated content by making the Ancestry.com Web sites even better places to upload and share personal family history documents and memories.

Enhance Our Collaboration Technologies.  With nearly 1.4 million subscribers around the world as of September 30, 2010, we believe that we have the scale to further expand our unique family history collaboration network and to help relatives share insights and discoveries about common ancestors. We believe that collaboration is a fundamental part of family history research and that social networking technologies applied to family history research can provide our subscribers with even greater value. We intend to make family history research more collaborative and appealing to a larger market.

Grow Our Business Internationally.  We believe that our business model of digitizing historical content and making records available online has appeal in multiple markets around the world. On July 15, 2010, we acquired Genline, owner and operator of the Swedish family history Web site Genline.se, which increased our presence in the Swedish market. We continue to invest in Mundia.com, our global, multi-language family history networking service, to build our international growth. We will continue to seek to implement our business model in other international markets.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We generate substantially all of our revenue from subscriptions to our services. We must continue to retain existing and attract new subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to retain them, and as a result, our revenues would be adversely affected. We face competition from a number of sources, some of which provide genealogical records free of charge. Because we depend upon our online family history services for substantially all of our revenue, factors such as changes in consumer preferences for these products may have a disproportionately greater impact on us than if we offered multiple services. Our efforts to grow internationally may prove difficult due to, among other things, different and conflicting legal and regulatory regimes, cultural differences and technical difficulties and costs associated with the localization of our service offerings. Additionally, our recent performance may not be sustainable.

Other Information

Our principal executive offices are located at 360 West 4800 North, Provo, UT 84604, and our telephone number at that address is (801) 705-7000. Our corporate Web site address is http://corporate.ancestry.com. The contents of our Web sites are not incorporated in, or otherwise to be regarded as part of, this prospectus. We were originally incorporated in Utah in 1983 under the name Ancestry, Inc. We changed our name to Ancestry.com, Inc. in July 1998 and reincorporated in Delaware in November 1998. Our name was subsequently changed to MyFamily.com, Inc. in November 1999, and then to The Generations Network, Inc. in November 2006.

In July 2009, to better align our corporate identity with the premier branding of Ancestry.com, we changed our name to Ancestry.com Inc. References herein to “Ancestry.com,” the “company,” “we,” “our” and “us” refer to the operations of Ancestry.com Inc. and its consolidated subsidiaries in both the predecessor and successor periods, unless otherwise specified. We are a holding company, and substantially all of our operations are conducted by our wholly-owned subsidiary Ancestry.com Operations Inc., which we refer to as the operating company, and its subsidiaries.

Our investor relations Web site is located at http://ir.ancestry.com. We make available, free of charge, on our investor relations Web site under “Financials/SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the Securities and Exchange Commission, or SEC.

Terminology

In this prospectus we use the terms subscriber, registered user, Ancestry.com Web sites, record and database.

A subscriber is an individual who pays for renewable access to one of our Ancestry.com Web sites, and a registered user is a person who has registered on one of our Ancestry.com Web sites, and includes subscribers. Our operations consist primarily of our flagship Web site Ancestry.com, which is part of a global family of Web sites that includes Ancestry.co.uk, Ancestry.com.au, Ancestry.ca, Ancestry.de, Ancestry.fr, Ancestry.it, and Ancestry.se. We refer to these Web sites collectively as the Ancestry.com Web sites.

We use the term “record” in different ways depending on the content source. When referring to a number of records in certain of our company-acquired content collections, such as a census record, we mean information about each specific person. For example, a draft card will typically be counted as one record, as will each line in a census, because each contains information about a specific individual. When referring to unstructured data, such as a newspaper, we define each page in those data sources as a record. When referring to a number of databases, we mean groups of records we have distinguished as unique sets based on one or more common characteristics shared by the records in each set, such as a common time period, place or subject matter.

THE OFFERING

Common stock offered by the selling stockholders	3,564,842 shares

Total common stock to be outstanding after this offering	45,780,523 shares

Over-allotment option	534,726 shares

Use of proceeds	The selling stockholders will receive all of the net proceeds from the offering and we will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”

Risk factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Exercise of certain options	Certain options granted to six optionholders under our existing equity incentive plans to purchase 200,756 shares (230,870 shares if the underwriters’ over-allotment option is exercised in full) of our common stock, will be exercised by the selling stockholders to acquire shares being sold in the offering.

Nasdaq Global Select Market symbol	ACOM

We expect to enter into an agreement with the selling stockholders, including affiliates of Spectrum Equity Investors V, L.P., to repurchase approximately $25.0 million worth of common stock, or      shares, directly from the selling stockholders in a private, non-underwritten transaction at a price per share equal to the net proceeds per share the selling stockholders receive in this offering.

The number of shares beneficially owned after the offering does not reflect shares we expect to repurchase from the selling stockholders upon the completion of this offering. After the offering and after giving effect to our repurchase of           shares of our common stock from the selling stockholders, there will be           shares outstanding.

Except as otherwise indicated, all information in this prospectus:

•	assumes that the underwriters will not exercise their option to purchase 534,726 additional shares from the selling stockholders;

•	excludes 8,405,994 shares issuable upon the exercise of options outstanding as of September 30, 2010, that will not be exercised by the selling stockholders, with a weighted average exercise price of $5.99 per share;

•	excludes 449,581 restricted stock units outstanding as of September 30, 2010; and

•	excludes an estimated 2,957,471 shares reserved for issuance pursuant to future grants of awards under our 2009 Stock Incentive Plan as of September 30, 2010.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

The following tables summarize the consolidated historical financial and operating data for the periods indicated. The summary consolidated statements of operations data presented below for the predecessor period from January 1, 2007 through December 5, 2007, the successor period from December 6, 2007 through December 31, 2007 and the years ended December 31, 2008 and 2009 have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine month periods ended September 30, 2009 and 2010 and the balance sheet data at September 30, 2010 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full 2010 fiscal year.

We operated as The Generations Network, Inc., which we refer to as the predecessor, until December 5, 2007. On December 5, 2007, Generations Holding, Inc., which we refer to as the successor, acquired The Generations Network, Inc. in connection with an investment by Spectrum Equity Investors V, L.P. and certain of its affiliates, which we refer to collectively as Spectrum. The successor was created for the sole purpose of acquiring the predecessor and had no prior operations. The total purchase price for this transaction, which we refer to as the Spectrum investment, was $354.8 million, at an effective per share price of $5.40. As a result of the accounting for the Spectrum investment, our fiscal year 2007 is divided into a predecessor period from January 1, 2007 through December 5, 2007 and a successor period from December 6, 2007 through December 31, 2007.

	Predecessor	Successor
	Period from	Period from
	Jan. 1, 2007	Dec. 6, 2007	Year Ended	Year Ended	Nine Months Ended
	through	through	December 31,	December 31,	September 30,
	Dec. 5, 2007	Dec. 31, 2007	2008	2009	2009	2010
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	$141,141	$11,692	$181,391	$207,707	$152,506	$204,343
Product and other revenues	12,269	1,278	16,200	17,195	12,287	13,853

Total revenues	153,410	12,970	197,591	224,902	164,793	218,196
Cost of revenues:
Cost of subscription revenues	33,590	2,462	38,187	40,183	29,755	33,996
Cost of product and other revenues	2,552	500	5,427	6,140	4,213	3,929

Total cost of revenues	36,142	2,962	43,614	46,323	33,968	37,925

Gross profit	117,268	10,008	153,977	178,579	130,825	180,271
Operating expenses:
Technology and development	31,255	3,517	33,206	36,236	26,690	30,447
Marketing and advertising	42,400	3,157	52,341	61,625	44,226	71,061
General and administrative	20,723	2,142	28,931	32,540	24,569	24,915
Amortization of acquired intangible assets	2,132	1,542	23,779	16,217	12,165	11,149
Transaction related expenses	9,530	—	—	—	—	—

Total operating expenses	106,040	10,358	138,257	146,618	107,650	137,572

Income (loss) from operations	11,228	(350)	15,720	31,961	23,175	42,699
Other income (expense):
Interest expense	(756)	(1,146)	(12,355)	(6,139)	(4,784)	(4,896)
Interest income	2,051	289	872	792	746	340
Other income (expense), net	266	7	(8)	21	14	398

Income (loss) before income taxes	12,789	(1,200)	4,229	26,635	19,151	38,541
Income tax (expense) benefit	(5,018)	(103)	(1,845)	(5,340)	(6,927)	(14,247)

Net income (loss)	$7,771	$(1,303)	$2,384	$21,295	$12,224	$24,294

Net income per common share:(1)
Basic			$0.06	$0.55	$0.32	$0.56

Diluted			$0.06	$0.51	$0.30	$0.50

(1)	In connection with the Spectrum investment, we were recapitalized. As a result, the capital structure of our predecessor is not comparable to that of the successor. Accordingly, net income per common share is not comparable or meaningful for periods prior to 2008 and has not been presented.

	Predecessor	Successor
	Period from	Period from
	Jan. 1, 2007	Dec. 6, 2007	Year Ended	Year Ended		Nine Months Ended
	through	through	December 31,	December 31,		September 30,
	Dec. 5, 2007	Dec. 31, 2007	2008	2009		2009		2010
	(in thousands)
Other Financial Data:
Adjusted EBITDA	$39,344	$3,755	$62,645	$71,585	(1)	$52,878	(1)	$71,308

Free cash flow	14,025	1,774	31,712	29,613	(1)	23,848	(1)	46,004

Stock-based compensation expense included in:
Cost of subscription revenues	$73	$3	$80	$96		$78		$134
Technology and development	260	23	1,132	1,631		1,223		1,437
Marketing and advertising	279	27	254	370		273		390
General and administrative	286	24	3,206	3,377		2,691		1,580

Total stock-based compensation expense	$898	$77	$4,672	$5,474		$4,265		$3,541

(1)	Income from operations and net income, and therefore adjusted EBITDA and free cash flow, include an expense related to a settlement in the third quarter of 2009 of a claim regarding the timeliness and accuracy of a content index we created. The settlement resulted in an expense of approximately $2.3 million in 2009.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007(1)	2008	2009	2009	2010

Other Data:
Total subscribers	832,193	913,683	1,066,123	1,028,180	1,376,974
Gross subscriber additions	479,663	556,045	673,991	508,750	821,427
Monthly churn(2)	3.5%	4.0%	3.8%	3.9%	3.8%
Subscriber acquisition cost(3)	$70.96	$71.99	$72.46	$68.32	$74.84
Average monthly revenue per subscriber(4)	$14.83	$16.09	$16.55	$16.50	$17.90

(1)	In connection with the Spectrum investment in December 2007, we were recapitalized. As a result, amounts used to determine subscriber acquisition cost and average monthly revenue per subscriber are based on both the predecessor and successor periods as it is not meaningful to present these metrics separately for the two periods in 2007.
(2)	Monthly churn is a measure representing the number of subscribers that cancel in the quarter divided by the sum of beginning subscribers and gross subscriber additions during the quarter. To arrive at monthly churn, we divide the result by three.
(3)	Subscriber acquisition cost is external marketing and advertising expense, divided by gross subscriber additions in the period.
(4)	Average monthly revenue per subscriber is total subscription revenues earned in the period from subscriptions to one of the Ancestry.com Web sites divided by the average number of subscribers in the period, divided by the number of months in the period. The average number of subscribers for the period is calculated by taking the average of the beginning and ending number of subscribers for the period.

As of September 30, 2010
(in thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$80,089
Total assets	495,928
Deferred revenues	90,583
Long-term debt (including current portion)	—
Total liabilities	155,432
Total stockholders’ equity	340,496

Definitions of Other Financial Data

Adjusted EBITDA.  We define adjusted EBITDA as net income (loss) plus net interest expense; income tax expense; non-cash charges including depreciation, amortization, impairment of intangible assets and stock-based compensation expense; other (income) expense; and expenses associated with the Spectrum investment, such as in-process research and development and transaction expenses.

Free Cash Flow.  We define free cash flow as net income plus net interest expense; income tax expense; non-cash charges including depreciation, amortization, impairment of intangible assets and stock-based compensation expense; other (income) expense; and other expenses associated with the Spectrum investment, such as in-process research and development and transaction expenses; minus capitalization of content database costs, capital expenditures and cash paid for income taxes and interest.

Discussion of Other Financial Data

Management believes that adjusted EBITDA and free cash flow are useful measures of operating performance because they exclude items that we do not consider indicative of our core performance. In the case of adjusted EBITDA, we adjust net income for such things as interest, income taxes, stock-based compensation and certain non-cash and non-recurring items. Free cash flow subtracts from adjusted EBITDA the capitalization of content database costs, capital expenditures and cash paid for income taxes and interest expense. However, these financial measures are not prepared in accordance with accounting principles generally accepted in the United States, or “GAAP”, and should be considered in addition to, not as a substitute for or superior to, net income and net cash provided by operating activities, or other financial measures prepared in accordance with GAAP. A reconciliation to net income, the most directly comparable GAAP financial measure, is contained in tabular form below.

Our management uses adjusted EBITDA and free cash flow as measures of operating performance; for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; to provide consistency and comparability with past financial performance; to facilitate a comparison of our results with those of other companies; and in communications with our board of directors concerning our financial performance. We also use adjusted EBITDA and free cash flow as factors when determining management’s incentive compensation.

Management also uses adjusted EBITDA to evaluate compliance with the financial ratios in our credit facility, which use EBITDA as a component. The definition of EBITDA under our credit facility is substantially similar to our definition of adjusted EBITDA in this prospectus, and differs primarily because the definition in the credit facility does not exclude interest income (though it does exclude interest expense) and other income (expense). See “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources” for a description of our credit facility.

Management believes that the use of adjusted EBITDA and free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude non-cash charges such as depreciation, amortization, impairment of intangible assets and acquired in-process research and development and stock-based compensation from adjusted EBITDA and free cash flow because (i) the amount of such non-cash expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

More specifically, we believe it is appropriate to exclude stock-based compensation expense from adjusted EBITDA and free cash flow because non-cash equity grants made at a certain price and point in time do not reflect how our business is performing at any particular time. While we believe that stockholders should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that stockholders should have the ability to view the non-GAAP financial measures that exclude these costs that management uses to evaluate our business. The determination of stock-based compensation expense is based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Therefore, excluding this cost gives us a clearer view of the operating performance of our business. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies may use under GAAP, as well as the impact of non-operational factors such as our share price, on the magnitude of this expense, management believes that providing non-GAAP financial measures that exclude this stock-based compensation expense allows investors and analysts to make meaningful comparisons between our operating results with those of other companies. Stock-based compensation has been a significant non-cash recurring expense in our business and has been used as a key incentive offered to our employees. We believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues. Stock-based compensation expense will recur in future periods for GAAP purposes. There are material limitations to our exclusion of stock-based compensation from adjusted EBITDA and free cash flow, primarily that these expenses reduce our GAAP net income. See below for a further discussion of these limitations on our use of adjusted EBITDA and free cash flow as an analytical tool, as well as the manner in which management compensates for these limitations.

We believe it is appropriate to exclude depreciation and amortization from adjusted EBITDA and free cash flow because depreciation is a function of our capital expenditures which are included in our cash flow measure, while amortization reflects other asset acquisitions made at a point in time and their associated costs. In analyzing the performance of our business currently, management believes it is helpful also to consider the business without taking into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these matters do affect the overall financial health of our company, they are separately evaluated and relate to historic decisions that do not affect current operations of our business on a cash flow basis. Further, depreciation and amortization do not result in ongoing cash expenditures. Investors should note that the use of assets being depreciated or amortized contributed to revenues earned during the periods presented and will continue to contribute to future period revenues. This depreciation and amortization expense will recur in future periods for GAAP purposes. There are material limitations to our exclusion of depreciation and amortization from adjusted EBITDA and free cash flow, primarily that these expenses reduce our GAAP net income and the assets being depreciated or amortized will often have to be replaced in the future, resulting in future cash requirements. See below for a further discussion of these limitations on our use of adjusted EBITDA and free cash flow as an analytical tool, as well as the manner in which management compensates for these limitations.

We believe it is appropriate to exclude impairment of intangible assets and acquired in-process research and development from adjusted EBITDA and free cash flow because these charges relate to specific past events. In analyzing the performance of our business currently, management believes it is helpful also to consider the business without taking into account costs or benefits accruing from historical decisions or acquisitions. Further, these charges do not result in ongoing cash expenditures. There are material limitations to our exclusion of impairment of intangible assets and in-process research and design from adjusted EBITDA and free cash flow, primarily that these expenses reduce our GAAP net income. See below for a further discussion of these limitations on our use of adjusted EBITDA and free cash flow as an analytical tool, as well as the manner in which management compensates for these limitations.

Management believes that it is useful to exclude other income (expense) from adjusted EBITDA and free cash flow because that line item consists of items that do not correlate to the underlying performance of our business, such as retirement and disposal of non-operating assets and gain or loss on non-operating investments. Management also believes that it is useful to exclude transaction expenses and in-process research and development expense associated with the Spectrum investment because these expenses were incurred in connection with the investment and therefore do not occur regularly. There are material limitations to our exclusion of other income (expense) from adjusted EBITDA and free cash flow, primarily that these may include cash income or expense that increase or reduce our GAAP net income. See below for a further discussion of these limitations on our use of adjusted EBITDA and free cash flow as an analytical tool, as well as the manner in which management compensates for these limitations.

We believe adjusted EBITDA and free cash flow are useful to investors in evaluating our operating performance because securities analysts use adjusted EBITDA and free cash flow as supplemental measures to evaluate the overall operating performance of companies.

Material Limitations of Non-GAAP Measures

Although adjusted EBITDA and free cash flow are frequently used by investors and securities analysts in their evaluations of companies, adjusted EBITDA and free cash flow each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	adjusted EBITDA and free cash flow do not reflect our future requirements for contractual commitments and adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

•	adjusted EBITDA and free cash flow do not reflect changes in, or cash requirements for, our working capital;

•	adjusted EBITDA does not reflect interest income or interest expense;

•	adjusted EBITDA does not reflect cash requirements for income taxes;

•	adjusted EBITDA and free cash flow do not reflect the non-cash component of employee compensation;

•	although depreciation, amortization and impairment of intangible assets and acquired in-process research and development are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate adjusted EBITDA or free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the adjusted EBITDA and free cash flow measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of adjusted EBITDA and free cash flow to the most directly comparable GAAP measure, net income (loss). Further, management also reviews GAAP measures, and evaluates individual measures that are not included in adjusted EBITDA such as our level of capital expenditures, equity issuance and interest expense, among other measures.

The following table presents a reconciliation of adjusted EBITDA and free cash flow to net income, the most comparable GAAP measure, for each of the periods indicated:

	Predecessor	Successor
	Period from	Period from
	Jan. 1, 2007	Dec. 6, 2007	Year Ended	Year Ended	Nine Months Ended
	through	through	December 31,	December 31,	September 30,
	Dec. 5, 2007	Dec. 31, 2007	2008	2009	2009	2010
	(in thousands)
Reconciliation of adjusted EBITDA and free cash flow to net income:
Net income (loss)	$7,771	$(1,303)	$2,384	$21,295	$12,224	$24,294
Interest (income) expense, net	(1,295)	857	11,483	5,347	4,038	4,556
Income tax expense	5,018	103	1,845	5,340	6,927	14,247
Depreciation expense	10,594	754	10,732	10,936	8,092	8,355
Amortization expense	7,094	1,974	30,046	23,214	17,346	16,713
Stock-based compensation	898	77	4,672	5,474	4,265	3,541
Other (income) expense, net	(266)	(7)	8	(21)	(14)	(398)
Impairment of intangible assets and acquired in-process research and development	—	1,300	1,475	—	—	—
Transaction related expenses	9,530	—	—	—	—	—

Adjusted EBITDA	$39,344	$3,755	$62,645	$71,585 (1)	$52,878 (1)	$71,308

Capitalization of content database costs	$(10,591)	$(1,129)	$(8,965)	$(9,398)	$(5,855)	$(8,534)
Capital expenditures	(10,572)	(852)	(11,621)	(13,362)	(7,566)	(7,897)
Cash paid for interest	(756)	—	(10,068)	(7,740)	(6,624)	(2,528)
Cash paid for income taxes	(3,400)	—	(279)	(11,472)	(8,985)	(6,345)

Free cash flow	$14,025	$1,774	$31,712	$29,613 (1)	$23,848 (1)	$46,004

(1)	Income from operations and net income, and therefore adjusted EBITDA and free cash flow, include an expense related to settlement in the third quarter of 2009 of a claim regarding the timeliness and accuracy of a content index we created. The settlement resulted in an expense of approximately $2.3 million in 2009.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in the prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

If our efforts to retain and attract subscribers are not successful, our revenues will be adversely affected.

We generate substantially all of our revenue from subscriptions to our services. We must continue to retain existing and attract new subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to retain them, and as a result, our revenues would be adversely affected. For example, if consumers do not perceive our services to be reliable, valuable and of high quality, if we fail to regularly introduce new and improved services, or if we introduce new services that are not favorably received by the market, we may not be able to retain existing or attract new subscribers. We rely on our marketing and advertising efforts, including television and online and offline performance-based and fixed-cost programs, to attract new subscribers and retain existing subscribers. If we are unable to effectively retain existing subscribers and attract new subscribers, our business, financial condition and results of operations would be adversely affected.

The relative service levels, pricing and related features of competitors to our products and services are some of the factors that may adversely impact our ability to retain existing subscribers and attract new subscribers. Some of our current competitors provide genealogical records free of charge. Some governments or private organizations may make historical records available online at no cost to consumers and some commercial entities could choose to make such records available on an advertising-supported basis rather than a subscription basis. If consumers are able to satisfy their family history research needs at no or lower cost, they may not perceive value in our products and services. If our efforts to satisfy and retain our existing subscribers are not successful, we may not be able to continue to attract new subscribers through word-of-mouth referrals. Further, subscriber growth may decrease as a result of a decline in interest in family history research. Any of these factors could cause our subscriber growth rate to fall, which would adversely impact our business, financial condition and results of operations.

Our recent performance may not be sustainable, which could negatively affect our stock price or financial condition and results of operations.

Our revenues have grown rapidly, increasing from $140.3 million in 2005 to $224.9 million in 2009, representing a compound annual growth rate of 12.5%. In the third quarter of 2010 and the nine months ended September 30, 2010, our revenue growth was 39% and 32%, respectively, over the prior year periods. We may not be able to sustain our recent growth rate in future periods and you should not rely on the revenue growth of these periods or any prior period or year as an indication of our future performance. Additionally, we expect to continue to devote substantial resources and funds to improving our technologies and product offerings and acquiring new and relevant content, and also to expanding awareness of our brand and category through marketing, such as the increased advertising we have undertaken in connection with the television program “Who Do You Think You Are?” which may reduce our margins in the near term. If our margins or our future growth resulting from our implementation of these strategies fail to meet investor or analyst expectations, it could have a negative effect on our stock price. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations.

If we experience excessive rates of subscriber cancellation, or churn, our revenues and business will be harmed.

We must continually add new subscribers both to replace subscribers who choose to cancel their subscriptions and to grow our business beyond our current subscriber base. Subscribers choose to cancel their subscriptions for many reasons, including a desire to reduce discretionary spending or a perception that they do not have sufficient time to use the service or otherwise do not use the service sufficiently, the service is a poor value, competitive services provide a better value or experience, or subscriber service issues are not satisfactorily resolved. Subscribers may choose to cancel their subscription at any time prior to the renewal date. When we add subscribers as rapidly as we have in the first three quarters of 2010, the rate of subscriber cancellation, or churn, may also increase as it did beginning in the second quarter of 2010 with churn rising from 3.3% in the first quarter of 2010 to 4.3% in the second quarter of 2010 and 4.0% in the third quarter of 2010. If we are unable to attract new subscribers in numbers greater than our subscriber churn, our subscriber base will decrease and our business, financial condition and results of operations will be adversely affected.

If our subscriber churn increases, we may be required to increase the rate at which we add new subscribers in order to maintain and grow our revenues. If excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing and advertising expenses than we currently anticipate to replace these subscribers with new subscribers. A significant increase in our subscriber churn would have an adverse effect on our business, financial condition and results of operations.

A change in our mix of subscription durations could have a significant impact on our revenue, churn and revenue visibility.

A majority of our subscribers has annual subscriptions. At any point in time, however, the majority of new subscribers generally signs up for monthly subscriptions and may or may not choose to renew. We generally experience higher rates of churn for monthly subscribers than for annual subscribers. As of September 30, 2010, the percentage of overall subscribers that are monthly subscribers had increased as compared to September 30, 2009. If this trend continues, more of our revenue would become dependent on monthly renewals, and we would likely have higher churn. We continually evaluate the types of subscriptions that are most appropriate for us and our subscribers. As we make these evaluations, we may more aggressively market subscriptions that are shorter than our annual subscriptions. Any material change in our mix of subscription duration could have a significant impact on our revenue and churn.

Additionally, the largely annual commitments of our subscribers enhance our near-term visibility on our revenues, which we believe enables us to more effectively manage the growth of our business and provide working capital benefits. A shift in subscriber mix towards more monthly subscriptions may result in diminished visibility with respect to forecasting revenue, which could make it more difficult to manage our growth and effectively budget future working capital requirements.

Because we recognize revenues from subscriptions to our service over the term of the subscription, downturns or upturns in subscriptions may not be immediately reflected in our operating results and therefore could affect our operating results in later periods.

We recognize revenues from subscribers ratably over the term of their subscriptions. Given that annual subscriptions still represent a substantial majority of our subscriptions, a large portion of our revenues for each quarter reflects deferred revenue from subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter will not necessarily be fully reflected in the revenues in that quarter but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns or upturns in subscriptions or market acceptance of our service, or changes in subscriber churn, may not fully impact our results of operations until future periods.

If our marketing and advertising efforts fail to generate additional revenues on a cost-effective basis, or if we are unable to manage our marketing and advertising expenses, it could harm our results of operations and growth.

Our future growth and profitability, as well as the maintenance and enhancement of our brands, will depend in large part on the effectiveness and efficiency of our marketing and advertising expenditures and the continued success of television programming related to family history. We use a diverse mix of online and offline performance-based and fixed-cost marketing and advertising programs to promote our products and services, and we periodically adjust our mix of marketing and advertising programs to reflect our television demographic. We have recently experienced price increases in some of our marketing and advertising channels. Significant increases in the pricing of one or more of our marketing and advertising channels would increase our marketing and advertising expense or cause us to choose less expensive but potentially less effective marketing and advertising channels. As we implement new marketing and advertising strategies, we have expanded into television advertising, which may have significantly higher costs than other channels and which could adversely affect our profitability. Further, we may over time become disproportionately reliant on one channel or partner, such as NBC in future seasons of “Who Do You Think You Are?” which could increase our operating expenses. We have incurred and may in the future incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, as in the case of television programming, and our marketing and advertising expenditures may not continue to result in increased revenue or generate sufficient levels of brand awareness. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace existing marketing and advertising channels with similarly effective channels, our marketing and advertising expenses could increase substantially, our subscriber levels could be affected adversely, and our business, financial condition and results of operations may suffer.

In addition, our expanded marketing efforts may increase our subscriber acquisition cost. For example, our decision to expand our international marketing and advertising efforts will lead to a significant increase in our marketing and advertising expenses. Any of these additional expenses may not result in sufficient customer growth to offset cost, which would have an adverse effect on our business, financial condition and results of operations.

We cannot predict whether the television show “Who Do You Think You Are?” will continue to have an impact on our business in the future.

We purchased product integration in the television show “Who Do You Think You Are?” in the United States, which originally premiered in March 2010. Although the original airing of this series, together with our increased television advertising, caused increased interest in our core business that resulted in a greater number of subscribers, we cannot guarantee that the show will have a long-term favorable effect on our net income. NBC has announced a second season of “Who Do You Think You Are?” and we again have purchased product integration, but we cannot guarantee that the second season of the show will in fact air or have the same effect on our business. If we do not receive lasting benefits from these and future shows, or if the show is poorly received or cancelled, it could have a negative effect on our business or our stock price.

Because we generate substantially all of our revenue from online family history resources, particularly in the United States and United Kingdom, a decline in demand for our services or for online family history resources in general, and particularly of the United States and United Kingdom, could cause our revenue to decline.

We generate substantially all of our revenue from our online family history services, and we expect that we will continue to depend upon our online family history services for substantially all of our revenue in the foreseeable future. Because we depend on our online family history services, factors such as changes in consumer preferences for these products may have a disproportionately greater impact on us than if we offered multiple services. The market for online family history resources, and for consumer services in general, is subject to rapidly changing consumer demand and trends in preferences. If consumer interest in our online family history services declines, or if consumer interest in family history in general declines, we would likely experience a significant loss of revenue and net income. Some of the potential factors that could affect interest in and demand for online family history services include:

•	individuals’ interest in, and their willingness to spend time and money, conducting family history research;

•	availability of discretionary funds;

•	awareness of our brand and the family history category;

•	the appeal and reliability of our services;

•	the price, performance and availability of competing family history products and services;

•	public concern regarding privacy and data security;

•	our ability to maintain high levels of customer satisfaction; and

•	the rate of growth in online commerce generally.

In addition, substantially all of our revenues are from subscribers in the United States, the United Kingdom, and to a lesser extent, Canada and Australia. Consequently, a decrease of interest in and demand for online family history services in these countries could have a disproportionately greater impact on us than if our geographical mix of revenue was less concentrated.

Challenges in acquiring historical content and making it available online could adversely affect our ability to retain and expand our subscriber base, and therefore adversely affect our business, financial condition and results of operations.

In order to retain and expand our subscriber base, both domestically and internationally, we must continue to expend significant resources to acquire significant amounts of additional historical content, digitize it and make it available to our subscribers online. We face legal, logistical, cultural and commercial challenges in acquiring new content. Relevant governmental records may be widely dispersed and held at a national, state or local level.

Religious and private records are even more widely dispersed. These problems often pose particular challenges in acquiring content internationally. Desirable content may not be available to us on favorable terms, or at all, due to competition for a particular collection, privacy concerns relative to information contained in a given collection or our lack of negotiating leverage with a certain content provider. For example, some of our most popular databases include so-called “vital records” content — namely, birth, marriage and death records made available by certain governmental agencies. To help prevent identity theft, or even terrorist activities, governments may attempt to restrict the release of all or substantial portions of their vital records content, and particularly birth records, to third parties. If these efforts are successful, it may limit or altogether prevent us from acquiring these types of vital record content or continuing to make them available online. In many cases, we will be the first commercial entity that may have approached the keeper of the records, often a governmental body. In some cases, we have to lobby for legislation to be changed to enable government or other bodies to grant us access to records.

While we own or license most of the images in our database, we generally do not own the underlying historical documents. If owners of content have sold or licensed it for digitization purposes on an exclusive basis to a third party, we would not be able to acquire this content. The owners of such historical records generally can allow one or more parties to digitize those records. If owners of content have sold or licensed the rights to digitize that content, even on a non-exclusive basis, they often elect not to sell or license it for digitization purposes to any other person. Therefore, if one of our competitors acquires rights to digitize a set of content, even on a non-exclusive basis, we may be unable to acquire rights to digitize that content. In some cases, acquisition of content involves competitive bidding, and we have in the past and may in the future choose not to bid or may not successfully bid to acquire content rights. In addition, a number of governmental bodies and other organizations are interested in making historical content available for free and owners of historical records may license or sell their records to such governmental bodies and organizations in addition to or instead of licensing or selling their content to us. Our inability to offer vital records or other valuable content as part of our family history research databases or the widespread availability of such content elsewhere at lower cost or for free could result in our subscription services becoming less valuable to consumers, which could have an adverse impact on our number of subscribers or subscriber churn, and therefore on our business, financial condition and results of operations.

We depend in part upon third party licenses for some of our historical content, and a loss of these licenses, or disputes regarding royalties under these licenses, could adversely affect our ability to retain and expand our subscriber base, and therefore adversely affect our revenues, financial condition and results of operations.

Though we own or license most of the images in our databases, in some cases on a non-exclusive basis, we acquire a portion of our content pursuant to ongoing license agreements. Some of these agreements have finite terms and we may not be able to renew the agreements on terms that are advantageous to us or at all. For example, we license a significant amount of our United Kingdom content from the United Kingdom National Archives under several license agreements that generally have ten year terms, with varying automatic extension periods. These agreements with the United Kingdom National Archives generally have initial expiration dates from 2012 to 2026. The agreements are generally terminable by either party for breach by the other party and by the United Kingdom National Archives upon our insolvency or bankruptcy. Some of these agreements permit the United Kingdom National Archives to terminate these licenses if we undergo a change of control.

If a current or future license for a significant content collection were to be terminated, we may not be able to obtain a new license on terms advantageous to us or at all and we could be required to remove the relevant content from our Web sites, either immediately or after some period of time. If a content provider were to license or sell us content in violation of that content provider’s agreements with other parties, we could be required to remove that content from our Web sites. If we were required to remove a material amount of content from our Web sites, as a result of the termination of one or more licenses or otherwise, it could adversely affect our business and results of operations. Some of these license agreements restrict the manner in which we use the applicable content, which could limit our ability to leverage that content for new uses as we expand our business. We pay royalties under some of these license agreements, and the other party to those royalty-bearing agreements may have a right to audit the calculation of our royalty payments. If there were to be a disagreement regarding the calculation of royalty payments, we could be required to make additional payments under those agreements. We also have indemnification obligations under many of these agreements. We could experience claims in the future which, if material, could have a negative impact on our results of operations and financial condition.

Digitizing and indexing new content can take a significant amount of time and expense, and can expose us to risks associated with the loss or damage of historical documents. Our inability to maintain or acquire content or make new content available online in a timely and cost-effective manner, or liability for loss of historical documents, could have an adverse effect on our business, financial condition and results of operations.

Digitizing and indexing new historical content can take a significant amount of time and expense and we generally incur the expenses related to such content significantly in advance of the time we can make it available to our subscribers. We have invested approximately $95.0 million in content to date and expect to continue to spend significant resources on content. Increases in the cost or time required to digitize and index new content could harm our financial results. Currently, two transcription vendors perform substantially all of our data transcription as measured by cost. We do not have long-term contracts with any of our transcription vendors. If we were to replace one of these transcription vendors for any reason, we would be required to provide extensive training to the new vendor, which could delay our ability to make our new content available to our subscribers, and our relationships with the new transcription vendors may be on financial or other terms less favorable to us than our existing arrangements. Our inability to maintain or acquire content or to make new content available online in a timely and cost-effective manner would have an adverse effect on our business, financial condition and results of operations.

In addition, if we acquire content that ultimately generates only minimal subscriber interest, the cost of acquiring and processing that content may exceed the incremental revenues produced by the content, which would adversely affect our profitability.

While we are digitizing content, we may be in possession of valuable and irreplaceable original historical documents. While we maintain insurance with respect to such documents, any loss or damage to such documents, while in our possession, could cause us significant expense and could have a material adverse effect on our reputation and the potential willingness of content owners to sell, license or lend their content to us.

We face competition from a number of different sources, and our failure to compete effectively with current and future competitors could adversely affect our ability to retain and expand our subscriber base, and therefore adversely impact our revenues, results of operations and financial condition.

We face competition in our business from a variety of online and offline organizations, some of which provide genealogical records free of charge. We expect competition to increase in the future. We generally compete on the basis of content, technology, ease of use, brand recognition, quality and breadth of products, service and support, price and the number of network users with whom other users can collaborate.

Ancestry.com and our similar international Web sites face competition from:

•	FamilySearch, and its Web site FamilySearch.org, a genealogy organization that is part of The Church of Jesus Christ of Latter-day Saints. FamilySearch has an extensive collection of paper and microfilm records. FamilySearch has digitized a large quantity of these records and has published them online at FamilySearch.org, where it makes them available to the public for free and through thousands of family history centers located throughout the world. FamilySearch is a well funded organization and is undertaking a massive digitization project to bring most of its collection online.

•	Commercial entities, including online genealogical research services, library content distributors, search engines and portals, retailers of books and software related to genealogical research and family tree creation and family history oriented social networking Web sites.

•	Non-profit entities and organizations, genealogical societies, governments and agencies that may make vital statistics or other records available to the public for free.

We expect our competition to grow, and our competitors may include other Internet-based and offline businesses, governments and other entities. Our current and future competitors may have greater resources, more well-established brand recognition or more sophisticated technologies, such as search algorithms, than we do or may more easily obtain relevant records in international markets. Additionally, our current and future competitors may offer new categories of content, products or services before us, or at lower prices, which may give them a competitive advantage in attracting subscribers. Our current and future competitors may make historical records available online at no cost or on an advertising-supported basis rather than a subscription basis. Our future competitors and their products and services may be superior to any of our current competition. There has recently been some consolidation in our industry, and such consolidation could also increase competition in the future, including competition with respect to acquisition of content, exclusivity of content or pricing. To compete effectively, we may need to expend significant resources on content acquisition, technology or marketing and advertising, which could reduce our margins and have a material adverse effect on our business, financial condition and results of operations.

Our failure to attract, integrate and retain highly qualified personnel in the future could harm our business.

To execute our growth plan, we must attract and retain a relatively large number of highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options or other equity awards they may receive in connection with their employment. Accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock option awards that job candidates may require to join our company. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Our growth could strain our personnel, technology and infrastructure resources, and if we are unable to implement appropriate controls and procedures to manage our growth, and hire and integrate appropriate personnel, we may not be able to successfully implement our business plan.

Our growth in operations has placed a significant strain on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth, including growth related to the broadening of our product and service offerings and our expansion into new geographical areas, will continue to place similar strains on our personnel, technology and infrastructure. We have hired a significant number of new employees in 2010, and we plan to hire additional personnel in the near future. Particularly when adding staff quickly, we may not make optimal hiring decisions or may not integrate personnel effectively. A sudden increase in our number of registered users could strain our capacity and result in Web site performance issues. Our success will depend in part upon the management ability of our officers with respect to growth opportunities. To manage the expected growth of our operations, we will need to continue to improve our operational, financial, technological and management controls and our reporting systems and procedures. Additional personnel and capital investments will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, it could adversely affect our business, financial condition and results of operations.

Competitive pricing pressures could cause us to fail to retain existing or attract new subscribers and harm our revenues and results of operations.

Demand for our products and services is sensitive to price. Many external factors, including our marketing, content acquisition and technology costs and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies, particularly in markets outside the United States. Some of our competitors provide genealogical records free of charge. If we fail to meet our subscribers’ pricing expectations, we could fail to retain existing or attract new subscribers, either of which would harm our business and results of operations. Changes in our pricing strategies could have a significant impact on our revenues, financial condition and results of operations.

Any significant disruption in service on our Web sites or in our computer systems, which are currently hosted primarily by a single third party, could damage our reputation and result in a loss of subscribers, which would harm our business and operating results.

Registered users and subscribers access our service through our Web sites, where our family history research databases are located, and our internal billing software and operations are integrated with our product and service offerings. Our brand, reputation and ability to attract, retain and serve our subscribers depend upon the reliable performance of our Web sites, network infrastructure, content delivery processes and payment systems. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down our Web sites’ performance and users’ access to content, or made our Web sites inaccessible, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our Web sites and prevent our registered users from accessing our data and using our products and services. Problems with the reliability or security of our systems may require disclosure to our lenders and could harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.

Substantially all of our communications, network and computer hardware used to operate our Web sites are co-located in a facility in Utah. We do not own or control the operation of this facility. We have established a disaster recovery facility located at a third-party facility in Denver, Colorado. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a failure of our system at our primary site could result in reduced functionality for our registered users, and a total failure of our systems at both sites could cause our Web sites to be inaccessible by our registered users. Problems faced by our third-party Web hosting provider, with the telecommunications network providers with whom it contracts or with the systems by which it allocates capacity among its customers, including us, could adversely affect the experience of our subscribers. Our third-party Web hosting provider could decide to close its facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy reorganization, faced by our third-party Web hosting provider or any of the service providers with whom it contracts may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our third-party Web hosting provider is unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

Businesses or technologies we acquire could prove difficult to integrate, disrupt our ongoing business, dilute stockholder value or have an adverse effect on our results of operations.

As part of our business strategy, we may engage in acquisitions of businesses or technologies to augment our organic or internal growth, as we did in July 2010, when we acquired Genline, in August 2010 when we acquired ProGenealogists and in October 2010, when we acquired iArchives. While we have engaged in some acquisitions in the past, we do not have extensive experience with integrating and managing acquired businesses or assets. Acquisitions involve challenges and risks in negotiation, execution, valuation and integration. Moreover, we may not be able to find suitable acquisition opportunities on terms that are acceptable to us. Even if successfully negotiated, closed and integrated, certain acquisitions may not advance our business strategy, may fall short of expected return-on-investment targets or may fail. Any recent or future acquisition could involve numerous risks including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the operations and products of the acquired business;

•	use of cash to fund the acquisition or for unanticipated expenses;

•	limited market experience in new businesses;

•	exposure to unknown liabilities, including litigation against the companies we acquire;

•	additional costs due to differences in culture, geographical locations and duplication of key talent;

•	acquisition-related accounting charges affecting our balance sheet and operations;

•	difficulty integrating the financial reports of the acquired business in our consolidated financial statements and implementing our internal controls in the acquired business;

•	potential impairment of goodwill;

•	dilution to our current stockholders from the issuance of equity securities; and

•	potential loss of key employees or customers of the acquired company.

In the event we enter into any acquisition agreements, closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions. We may not be successful in addressing these risks or any other problems encountered in connection with any attempted acquisitions, and we could assume the economic risks of such failed or unsuccessful acquisitions.

We face many risks associated with our plans to continue to expand our international offerings and marketing and advertising efforts, which could harm our business, financial condition and results of operations.

In addition to our United States and United Kingdom Web sites, since 2006, we have launched Web sites directed at Canada, Australia, Sweden, Germany, France, Italy and China and launched our global Mundia.com Web site. As of September 30, 2010, approximately 31% of subscribers to our Ancestry.com Web sites, and, for the nine months ended September 30, 2010, approximately 24% of our revenues from subscribers, were from locations outside the United States. In addition, in July 2010, we acquired the owner and operator of the Swedish family history Web site, Genline.se. We anticipate that our continuing international expansion will continue to entail increased marketing and advertising of our products, services and brands, and the development of localized Web sites throughout our geographical markets. We may not succeed in these efforts and achieve our subscriber acquisition or other goals. For some international markets, customer preferences and buying behaviors may be different, and we may use business models that are different from our traditional subscription model that provides company-acquired content to subscribers. Our revenues from new foreign markets may not exceed the costs of acquiring, establishing, marketing and maintaining international offerings, and therefore may not be profitable on a sustained basis, if at all. We will be subject to many of the risks of doing business internationally, including the following:

•	difficulties in developing and marketing our offerings and brands as a result of distance, language and cultural differences;

•	foreign currency exchange rate fluctuations;

•	more stringent consumer and data protection laws;

•	local socio-economic and political conditions;

•	technical difficulties and costs associated with the localization of our service offerings;

•	strong local competitors;

•	lack of experience in certain geographical markets;

•	different and conflicting legal and regulatory regimes;

•	changes in governmental regulations;

•	different and conflicting intellectual property laws;

•	difficulties in staffing and managing international operations; and

•	risk of business or user fraud.

One or more of these factors could harm our business, financial condition and results of operations.

If we are unable to improve market recognition of and loyalty to our brands, or if our reputation were to be harmed, we could lose subscribers or fail to increase the number of subscribers, which could harm our revenues, results of operations and financial condition.

We believe that maintaining and enhancing our Ancestry.com brand and other brands is critical to our success. We believe that the importance of brand recognition and loyalty will only increase in light of increasing competition in our markets. We plan to continue to promote our brands, both domestically and internationally, but there is no guarantee that our selected strategies will increase the favorable recognition of our brands. Some of our existing and potential competitors, including search engines, media companies and government and religious institutions have well-established brands with greater brand recognition than we have. Additionally, from time to time, our subscribers express dissatisfaction with our service, including, among other things, dissatisfaction with our auto-renewal and other billing policies, our handling of personal data and the way our services operate. To the extent that dissatisfaction with our service is widespread or not adequately addressed, our brand may be adversely impacted. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain subscribers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our products and services or higher revenues. Many of our subscribers are passionate about family history research, and many of these subscribers participate in blogs on this topic both on our Web sites and elsewhere. If actions we take or changes we make to our products upset these subscribers, their blogging could negatively affect our brand and reputation.

Our future growth may differ materially from our historic growth rates and our projections, which could harm our revenues, results of operations and financial condition.

Online family history research is a relatively new industry and our operational history in the online family history research industry is also relatively limited. Consequently, it is difficult to predict the ultimate size of the industry and the acceptance by the market of our products and services. Our business strategy and projections rely on a number of assumptions, some or all of which may be incorrect. For example, we believe that consumers will be willing to pay for subscriptions to our online family history resources, notwithstanding the fact that some of our current and future competitors may provide such resources free of charge. We cannot accurately predict whether our products and services will achieve significant acceptance by potential users in significantly larger numbers than at present. You should therefore not rely on our historic growth rates as an indication of future growth.

Our business could be adversely affected if our subscribers are not satisfied with our products and services. If we lose subscribers or fail to increase the number of subscribers due to dissatisfaction with our products and services, it could harm our revenues, results of operations and financial condition.

Our business depends on our ability to satisfy our subscribers. Our subscribers’ satisfaction may be negatively impacted by factors that are actual or perceived by them, such as limitations in our technologies, changes in our products and services, interruptions or slowness in online capacity of our Web sites, privacy and data security concerns, speed of search of our online content and relevance of search results, as well as perceived ease of search, and our automatic subscription renewal by credit card policy, including any perceptions of credit card fraud. If we do not handle subscriber complaints effectively, our brand and reputation may suffer, we may lose our subscribers’ confidence, and they may choose not to renew their subscriptions. Complaints or negative publicity about our products, services or billing practices could adversely impact our business, financial condition and results of operations.

If we are unable to continually enhance our products and services and adapt them to technological changes and subscriber needs, we may not remain competitive and our business may fail to grow or decline.

Our business is rapidly changing. To remain competitive, we must continue to provide relevant content and enhance and improve the functionality and features of our products and services. If we fail to do so, or if competitors introduce new solutions embodying new technologies, our existing products and services may become obsolete. Our future success will depend, among other things, on our ability to:

•	anticipate demand for new products and services;

•	enhance our existing solutions, systems capacity and processing speed; and

•	respond to technological advances on a cost-effective and timely basis.

Developing the technologies in our products entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our products and services to the demands of our subscribers. If we face material delays in introducing new or enhanced solutions, our subscribers may forego the use of our solutions in favor of those of our competitors.

Undetected product or service errors or defects could result in the loss of revenues, delayed market acceptance of our products or services or claims against us.

We offer a variety of Internet-based services and a software product, Family Tree Maker, all of which are complex and frequently upgraded. Our Internet-based services and software product may contain undetected errors, defects, failures or viruses, especially when first introduced or when new versions or enhancements are released. Despite product testing, our products, or third party products that we incorporate into ours, may contain undetected errors, defects or viruses that could, among other things:

•	require us to make extensive changes to our subscription services or software product, which would increase our expenses;

•	expose us to claims for damages;

•	require us to incur additional technical support costs;

•	cause a negative registered user reaction that could reduce future sales;

•	generate negative publicity regarding us and our subscription services and software product; or

•	result in subscribers delaying their subscription or software purchase or electing not to renew their subscriptions.

Any of these occurrences could have a material adverse effect upon our business, financial condition and results of operations.

Privacy concerns could require us to incur significant expense and modify our operations in a manner that could result in restrictions and prohibitions on our use of certain information, and therefore harm our business.

As part of our business, we make biographical and historical data available through our Web sites, we use registered users’ personal data for internal purposes and we host Web sites and message boards, among other things, that contain content supplied by third parties. In addition, in connection with our Ancestry.com DNA product, we obtain biological DNA samples used for genetic testing. For privacy or security reasons, privacy groups, governmental agencies and individuals may seek to restrict or prevent our use or publication of certain biological or historical information pertaining to individuals, particularly living persons. We will also face additional privacy issues as we expand into other international markets, as many nations have privacy protections more stringent than those in the United States. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices, including self-regulation, could require us to modify our operations and incur significant expense, which could have an adverse effect on our business, financial condition and results of operations.

Our possession and use of personal information presents risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

Maintaining our network security is of critical importance because our online systems store confidential registered user, employee and other sensitive data, such as names, addresses, credit card numbers and other personal information. In particular, a substantial majority of our subscribers use credit and debit cards to purchase our products and services. If we or our processing vendors were to have problems with our billing software, it could have an adverse effect on our subscriber satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment services. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our business, financial condition and results of operations could be adversely affected.

In addition, our online systems store the content that our registered users upload onto our Web sites, such as family records and photos. This content is often personally meaningful, and our registered users may rely on our online system to store digital copies of such content. If we were to lose such content, if our users’ private content were to be publicly available or if third parties were able to access and manipulate such content, we may face liability and harm to our brand and reputation.

We and our vendors use commercially available encryption technology to transmit personal information when taking orders. We use security and business controls to limit access and use of personal information, including registered users’ uploaded content. However, third parties may be able to circumvent these security and business measures by developing and deploying viruses, worms and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks. In addition, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in a breach of registered user or employee privacy.

If third parties improperly obtain and use the personal information of our registered users or employees, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced demand for our products and services, an unwillingness of subscribers to provide us with their credit card or payment information, an unwillingness of registered users to upload family records or photos onto our Web sites, harm to our reputation and brand and loss of our ability to accept and process subscriber credit card orders. Similarly, if a well-publicized breach of data security at any other major consumer Web site were to occur, there could be a general public loss of confidence in the use of the Internet for commercial transactions. Any of these events could have material adverse effects on our business, financial condition and results of operations.

Any claims related to activities of registered users and the content they upload could result in expenses that could harm our results of operations and financial condition.

Our registered users often upload their own content onto our Web sites. The terms of use of such content are set forth in the terms and conditions of our Web sites and a submission agreement to which registered users must agree when they upload their content. Disputes or negative publicity about the use of such content could make members more reluctant to upload personal content or harm our reputation. We do not review or monitor content uploaded by our registered users, and could face claims arising from or liability for making any such content available on our Web sites. In addition, our collaboration tools and other features of our site allow registered users to contact each other. While registered users can choose to remain anonymous in such communications, registered users may choose to engage with one another without anonymity. If any such contact were to lead to fraud or other harm, we may face claims against us and negative publicity. Litigation to defend these claims or efforts to counter any negative publicity could be costly and any other liabilities we incur in connection with any such claims may harm our business, financial condition and results of operations.

Increases in credit card processing fees would increase our operating expenses and adversely affect our results of operations, and the termination of our relationship with any major credit card company would have a severe, negative impact on our ability to collect revenues from subscribers.

The substantial majority of our subscribers pay for our products and services using credit cards. From time to time, the major credit card companies or the issuing banks may increase the fees that they charge for each transaction using their cards. An increase in those fees would require us to either increase the prices we charge for our products and services, or suffer a negative impact on our profitability, either of which could adversely affect our business, financial condition and results of operations.

In addition, our credit card fees may be increased by credit card companies if our chargeback rate or the refund rate exceeds certain minimum thresholds. If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or for all credit card transactions, may be increased, and, if the problem significantly worsens, credit card companies may further increase our fees or terminate their relationships with us. Any increases in our credit card fees could adversely affect our results of operations, particularly if we elect not to raise our subscription rates to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

Our operating results depend on numerous factors and may fluctuate from period to period, which could make them difficult to predict.

Our quarterly and annual operating results are tied to certain financial and operational metrics that have fluctuated in the past and may fluctuate significantly in the future. As a result, you should not rely upon our past operating results as indicators of future performance. Our operating results depend on numerous factors, many of which are outside of our control. In addition to the other risks described in this “Risk Factors” section, the following risks could cause our operating results to fluctuate:

•	our ability to retain existing subscribers and attract new subscribers;

•	the mix of annual and monthly subscribers at any given time and the mix of packages to which they subscribe;

•	the success and timing of television programming relating to family history and its impact on our market and our marketing expenditures;

•	timing and amount of costs of new and existing marketing and advertising efforts;

•	timing and amount of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure, including content acquisition and international expansion costs;

•	the cost and timing of the development and introduction of new product and service offerings by us or our competitors;

•	downward pressure on the pricing of our subscriptions;

•	system failures, security breaches or Web site downtime;

•	fluctuations in the usage of our Web sites; and

•	fluctuations in foreign currency exchange rates.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance and our revenue and operating results in the future may differ materially from the expectations of management or investors.

If government regulation of the internet or other areas of our business changes or if consumer attitudes toward use of the internet change, we may need to change the manner in which we conduct our business in a manner that is less profitable or incur greater operating expenses, which could harm our results of operations.

The adoption, modification or interpretation of laws or regulations relating to the Internet or other areas of our business could adversely affect the manner in which we conduct our business or the overall popularity or growth in use of the Internet. Such laws and regulations may cover automatic subscription renewal, credit card processing procedures, sales and other procedures, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts, consumer protection, broadband residential Internet access and the characteristics and quality of services. In foreign countries, such as countries in Europe, such laws may be more restrictive than in the United States. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses, make it more difficult to renew subscriptions automatically, make it more difficult to attract new subscribers or otherwise alter our business model. Any of these outcomes could have a material adverse effect on our business, financial condition or results of operations.

Our revenues may be adversely affected if we are required to charge sales taxes in additional jurisdictions and/or other taxes for our products and services.

We collect or have imposed upon us sales or other taxes related to the products and services we sell in certain states and other jurisdictions. Additional states or one or more countries or other jurisdictions may seek to impose sales or other tax collection obligations on us in the future, or states or jurisdictions in which we already pay tax may increase the amount of taxes we are required to pay. A successful assertion by any country, state or other jurisdiction in which we do business that we should be collecting sales or other taxes on the sale of our products and services could, among other things, create significant administrative burdens for us, result in substantial tax liabilities for past sales, discourage registered users from purchasing from us or otherwise substantially harm our business and results of operations.

Our new credit facility contains a number of financial and operating covenants which could limit our flexibility in operating our business.

Our new credit facility contains a number of financial and operating covenants that could limit our flexibility in operating our business, including a covenant to maintain a specified ratio of a measure of certain indebtedness to a measure of EBITDA (as EBITDA is defined in the new credit facility) and a covenant to maintain a specified ratio of a measure of EBITDA to a measure of fixed charges.

To date, we have not drawn any funds under the new credit facility. Our future indebtedness could:

•	make us more vulnerable to unfavorable economic conditions;

•	make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes;

•	make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and

•	make it more difficult to pursue strategic acquisitions, alliances and collaborations.

Our obligations under the new credit facility are secured by collateral, which includes substantially all of our assets, including our intellectual property. If we draw funds under the new credit facility and we are not able to satisfy our obligations under the new credit facility, the creditors could exercise their rights under the new credit facility, including taking control of the collateral, including our intellectual property, which would have a material adverse effect on our business. In addition, we cannot assure you that our lenders will have sufficient liquidity to forward funds to us if and when we try to draw funds under the new credit facility.

We face risk associated with currency exchange rate fluctuations, which could adversely affect our operating results.

For the nine month period ended September 30, 2010, approximately 21% of our total revenues were received, and approximately 8% of our total expenses were paid, in currencies other than the United States dollar, such as the British pound sterling, the Canadian dollar and the Australian dollar. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the United States dollar, which could affect our results of operations. We attempt to limit our exposure by paying our operating expenses incurred in foreign jurisdictions with revenues received in the applicable currency, but if we do not have enough local currency to pay all our expenses in that currency, we are exposed to currency exchange rate risk with respect to those expenses. We are also exposed to exchange rate risk with respect to our profits earned in foreign currency. Even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Our business may be significantly impacted by a change in the economy, including any resulting effect on consumer spending.

Our business may be affected by changes in the economy generally, including any resulting effect on consumer spending specifically. Our products and services are discretionary purchases, and consumers may reduce their discretionary spending on our products and services during an economic downturn such as the recent economic downturn. Although we have not experienced a material increase in subscription cancellations or a material reduction in subscription renewals, we may yet experience such an increase or reduction in the future, especially if employment and personal income do not improve. Conversely, consumers may spend more time using the Internet during an economic downturn and may have less time for our products and services in a period of economic growth. In addition, media prices may increase in a period of economic growth, which could significantly increase our marketing and advertising expenses. As a result, our business, financial condition and results of operations may be significantly affected by changes in the economy generally.

The loss of one or more of our key personnel could harm our business.

We depend on the continued service and performance of our key personnel, including Timothy Sullivan, our President and Chief Executive Officer. We do not maintain key man insurance on any of our officers or key employees. We also do not have long-term employment agreements with any of our officers or key employees. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, product development or technology personnel could disrupt our operations and have an adverse effect on our ability to grow our business.

We are subject to additional regulatory compliance matters as a result of becoming a public company, which compliance includes Section 404 of the Sarbanes-Oxley Act of 2002, and our management has limited experience managing a public company. Failure to comply with these regulatory matters could harm our business.

In November 2009, we became a public company and have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and other personnel are devoting a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, and we may not successfully or efficiently manage this transition. Rules and regulations such as the Sarbanes-Oxley Act of 2002 may continue to increase our legal and finance compliance costs and make some activities more time-consuming than in the past. Furthermore, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control structure and procedures for financial reporting in our Annual Report on Form 10-K for the fiscal year ending December 31, 2010. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective, we could be subject to sanctions or investigations by The Nasdaq Stock Market, SEC or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Furthermore, whether or not we comply with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement necessary procedures or changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal control over financial reporting from our independent registered public accounting firm. We continually seek to identify, assess, monitor, mitigate and manage risk in our business. As we assess strategic, operational, financial and legal risks on a regular basis, we may discover additional risks of which we are not currently aware, any of which could have a material adverse effect on our business, financial condition and results of operations. While we currently have a sufficient number of independent board members to assign to committees to meet the listing standards of The Nasdaq Stock Market, we require these directors to serve on multiple committees to achieve compliance. Although we plan to seek additional independent board members, our failure to attract such individuals could impose undue strain on our current independent directors.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States are subject to interpretation by the FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by United States issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Expenses or liabilities resulting from litigation could adversely affect our results of operations and financial condition.

From time to time, we may be subject to claims or litigation. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our products and services, require us to accept returns of software products, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages. For example, in August 2009, we received a letter from Shutterfly, Inc., alleging infringement of certain of their patents by our operation of the MyCanvas.com Web site. While MyCanvas.com revenues have represented a small percentage of our total revenue and we do not believe that this claim will be resolved in a manner that would have a material adverse effect on our business, intellectual property litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending any litigation or the resolution of this dispute would not have a material adverse impact on our results of operations or cash flows. We cannot assure you of the ultimate outcome of any legal proceeding or contingency in which we are or may become involved. See “Business — Legal Proceedings.”

Risks Related to Intellectual Property

If our intellectual property and technologies are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our future success and competitive position depend in part on our ability to protect our proprietary technologies and intellectual property. We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary technologies and intellectual property. In the United States, we currently have several patents issued, and we have a number of patents pending relating to digitization, indexing, storage, correlation, search and display of content. Ancestry.com, myfamily.com and Family Tree Maker are among our registered trademarks. In addition, in the United States, we have filed various trademark applications for each of our products and services and for aspects of our technologies, and we have also filed numerous trademark applications in certain foreign countries for the Ancestry, Ancestry.com, and Mundia trademarks, many of which have proceeded to registration. Many of our trademarks contain words or terms having a somewhat common usage and, as a result, we may have difficulty registering them in certain jurisdictions. We also possess intellectual property rights in aspects of our digital content, search technology, software products and digitization and indexing processes. However, our digital content is not protected by any registered copyrights or other registered intellectual property or statutory rights. Rather, our digital content is protected by user agreements that limit access to and use of our data, and by our proprietary indexing and search technology that we apply to make our digital content searchable. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our digital content databases may be more difficult to enforce than other forms of intellectual property rights.

There can be no assurance that the steps we take will be adequate to protect our technologies and intellectual property, that our patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others. Furthermore, the intellectual property laws of other countries at which our Web sites are or may be in the future be directed may not protect our products and intellectual property rights to the same extent as the laws of the United States. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, both in the United States and in other countries. In addition, third parties may knowingly or unknowingly infringe our patents, trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights. Any such litigation could be very costly and could divert management attention and resources. If the protection of our technologies and intellectual property is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our subscription services and methods of operations. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

We also expect that the more successful we are, the more likely it will become that competitors will try to develop products that are similar to ours, which may infringe on our proprietary rights. It may also be more likely that competitors will claim that our products and services infringe on their proprietary rights. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Failure to protect our proprietary information could make it easier for third parties to compete with our products and harm our business.

A substantial amount of our tools and technologies are protected by trade secret laws. In order to protect our proprietary technologies and processes, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees, independent contractors and other advisors. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We could potentially lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our Web sites, content indexes, and marketing and advertising activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technologies, business processes and the content on our Web sites. We use intellectual property licensed from third parties in merchandising our products and marketing and advertising our services. From time to time, third parties may allege that we have violated their intellectual property rights. See “Business — Legal Proceedings.” If there is a claim against us for infringement, misappropriation, misuse or other violation of third party intellectual property rights, and we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely basis, our business and competitive position may be adversely affected. Many companies are devoting significant resources to obtaining patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents relevant to our technologies and business. If we are forced to defend ourselves against intellectual property infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our current Web sites or inability to market or provide our products or services. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our merchandizing or marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. In addition, many of our co-branding, distribution and other partnering agreements require us to indemnify our partners for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling in such an action.

In addition, as a publisher of online content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of data and materials that we publish or distribute. These claims could potentially arise with respect to both company-acquired content and user-generated content. Litigation to defend these claims could be costly and any other liabilities we incur in connection with the claims may harm our business, financial condition and results of operations.

If we are unable to protect our domain names, our reputation and brand could be affected adversely, which would adversely affect our subscriber base, and therefore adversely affect our revenues.

We have registered domain names for Web site destinations that we use in our business, such as Ancestry.com, Genealogy.com and myfamily.com. However, if we are unable to maintain our rights in these domain names, our competitors could capitalize on our brand recognition by using these domain names for their own benefit. In addition, our competitors could capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in many countries the top-level domain names “ancestry” or “genealogy” are owned by other parties. Though we own the “ancestry.co.uk” domain name in the United Kingdom, we might not be able to, or may choose not to, acquire or maintain other country-specific versions of the “ancestry” and “genealogy” domain names. Further, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies from jurisdiction to jurisdiction and is unclear in some jurisdictions. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs and divert management attention. We may not prevail if any such litigation is initiated.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. For example, our board of directors has the authority to issue up to five million shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Our certificate of incorporation requires that any action to be taken by stockholders must be taken at a duly called meeting of stockholders, which may only be called by our board of directors, the chairperson of our board of directors or the chief executive officer, with the concurrence of a majority of our board of directors, and may not be taken by written consent. Our bylaws also require that any stockholder proposals or nominations for election to our board of directors meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations. In addition, we have a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our board of directors.

Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would without these provisions.

Risks Related to this Offering and our Common Stock

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price, due to fluctuations in our operating results and other factors, each of which could cause our stock price to decline.

The market price of shares of our common stock could be subject to wide fluctuations in response to many risks listed herein and others beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	a greater than expected gain or loss of existing subscribers;

•	a change in one or more of our key metrics;

•	actual or anticipated changes in our growth rate;

•	issuance of new or updated research or reports by securities analysts;

•	our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	announcements from, or operating results of, our competitors; or

•	general economic and market conditions.

Furthermore, during the last few years, the stock markets have experienced extreme price and volume fluctuations and the market prices of some equity securities continue to be volatile. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our stock price may be affected by coverage by securities analysts.

The trading of our common stock is influenced by the reports and research that industry or securities analysts publish about us or our business. If analysts stop covering us, or if too few analysts cover us, the trading price of our stock would likely decrease. If one or more of the analysts who cover us downgrade our stock, our stock price will likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholder and its affiliates own a substantial portion of our outstanding common stock, and their interests may not always coincide with the interests of the other holders of our common stock.

As of September 30, 2010, Spectrum Equity Investors V, L.P. and certain of its affiliates beneficially owned in the aggregate shares representing approximately 52% of our outstanding voting power. Two persons associated with Spectrum Equity Investors V, L.P. currently serve on our board of directors. After this offering and after giving effect to our repurchase of           shares of our common stock from the selling stockholders, Spectrum Equity Investors V, L.P. and certain of its affiliates will beneficially own in the aggregate shares representing approximately     % of our outstanding voting power, or approximately     %, if the underwriters exercise their over-allotment option in full. As a result, Spectrum Equity Investors V, L.P. and certain of its affiliates could potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of Spectrum Equity Investors V, L.P. and certain of its affiliates may not always coincide with the interests of the other holders of our common stock.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to finance our growth or share repurchases (including as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Share Repurchase Program”). In addition, the provisions of our credit facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Substantial sales of our common stock by our stockholders, including sales pursuant to 10b5-1 plans, could depress our stock price regardless of our operating results.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could reduce the prevailing market prices for our common stock. On November 10, 2009 we completed our initial public offering of approximately 7.4 million shares of common stock on The Nasdaq Global Select Market. As of September 30, 2010, we had approximately 44.4 million shares of common stock outstanding along with vested and exercisable options to purchase approximately 5.7 million shares of common stock. Substantially all of our outstanding common stock is eligible for sale, subject to Rule 144 volume limitations for holders affected by such limitations, as is common stock issuable under vested and exercisable stock options. If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, including sales pursuant to Rule 10b5-1 plans, the market price of our common stock could decline significantly. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and the documents incorporated by reference into the registration statement of which this prospectus is a part contain forward-looking statements relating to future events and future performance. All statements other than those that are purely historical may be forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “continue,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	our future financial performance, including our revenues, cost of revenues, operating expenses and ability to sustain profitability;

•	our rate of revenue and expense growth;

•	the pool of our potential subscribers;

•	our ability to attract and retain subscribers;

•	our ability to manage growth;

•	our ability to generate additional revenues on a cost-effective basis;

•	our ability to acquire content and make it available online;

•	our ability to enhance the subscribers’ experience and provide value;

•	our success with respect to any future or recent acquisitions;

•	our international expansion plans;

•	our ability to adequately manage costs and control margins and trends;

•	our investments in technology and the success of our promotional programs and new products;

•	our development of brand awareness;

•	our ability to retain and hire necessary employees;

•	our competitive position;

•	our liquidity and working capital requirements and the availability of cash and credit;

•	the seasonality of our business;

•	the impact of external market forces; and

•	the impact of claims or litigation.

Although we believe that the assumptions underlying the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which statements speak only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption “Risk Factors” and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. All subsequent written or spoken forward- looking statements attributable to our company or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock being sold in the offering, including any shares sold upon exercise of the underwriters’ overallotment option. Accordingly, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in the offering.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on The Nasdaq Global Select Market under the symbol ACOM since it began trading on November 5, 2009. Our initial public offering was priced at $13.50 per share on November 4, 2009.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on The Nasdaq Global Select Market.

	High	Low

Fiscal Year 2009
Fourth quarter (November 5, 2009 — December 31, 2009)	$16.32	$12.80
Fiscal Year 2010
First quarter (January 1, 2010 — March 31, 2010)	$19.10	$13.35
Second quarter (April 1, 2010 — June 30, 2010)	$20.92	$15.23
Third quarter (July 1, 2010 — September 30, 2010)	$23.58	$16.95
Fourth quarter (October 1, 2010 — November 5, 2010)	$28.36	$22.22

On November 5, 2010, the closing price per share of our common stock on The Nasdaq Global Select Market was $26.56. As of November 5, 2010, there were approximately 46 stockholders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Our credit facility prohibits us from paying cash dividends. We currently expect to retain future earnings to finance the growth and development of our business or share repurchases and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions.

SELECTED CONSOLIDATED FINANCIAL DATA

The tables on the following pages set forth the consolidated financial and operating data as of and for the periods indicated. The consolidated statements of operations data presented below for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and which are not included in this prospectus. The consolidated statements of operations data presented below for the predecessor period from January 1, 2007 through December 5, 2007, the successor period from December 6, 2007 through December 31, 2007 and the years ended December 31, 2008 and 2009, and the balance sheet data as of December 31, 2008 and 2009 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP and which are included in this prospectus. The consolidated statements of operations data for the nine month periods ended September 30, 2009 and 2010 and the balance sheet data at September 30, 2010 are derived from our unaudited interim consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full 2010 fiscal year. See “Risk Factors” and the notes to our consolidated financial statements. You should read the consolidated financial data presented on the following pages in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor			Successor
			Period from	Period from
			Jan. 1, 2007	Dec. 6, 2007	Year	Year	Nine Months Ended
	Year Ended Dec. 31,		through	through	Ended	Ended	September 30,
	2005	2006	Dec. 5, 2007	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	2009	2010
				(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	$126,031	$137,643	$141,141	$11,692	$181,391	$207,707	$152,506	$204,343
Product and other revenues	14,228	12,909	12,269	1,278	16,200	17,195	12,287	13,853

Total revenues	140,259	150,552	153,410	12,970	197,591	224,902	164,793	218,196
Costs of revenues:
Cost of subscription revenues	25,205	27,344	33,590	2,462	38,187	40,183	29,755	33,996
Cost of product and other revenues	3,367	3,695	2,552	500	5,427	6,140	4,213	3,929

Total cost of revenues	28,572	31,039	36,142	2,962	43,614	46,323	33,968	37,925

Gross profit	111,687	119,513	117,268	10,008	153,977	178,579	130,825	180,271
Operating expenses:
Technology and development	20,600	28,280	31,255	3,517	33,206	36,236	26,690	30,447
Marketing and advertising	60,821	51,421	42,400	3,157	52,341	61,625	44,226	71,061
General and administrative	16,608	26,978	20,723	2,142	28,931	32,540	24,569	24,915
Amortization of acquired intangible assets	1,166	2,216	2,132	1,542	23,779	16,217	12,165	11,149
Transaction related expenses	—	—	9,530	—	—	—	—	—
Impairment of intangibles	310	—	—	—	—	—	—	—

Total operating expenses	99,505	108,895	106,040	10,358	138,257	146,618	107,650	137,572

Income (loss) from operations	12,182	10,618	11,228	(350)	15,720	31,961	23,175	42,699
Other income (expense):
Interest expense	(1,357)	(946)	(756)	(1,146)	(12,355)	(6,139)	(4,784)	(4,896)
Interest income	1,146	2,238	2,051	289	872	792	746	340
Other income (expense), net	1,259	834	266	7	(8)	21	14	398

Income (loss) before income taxes	13,230	12,744	12,789	(1,200)	4,229	26,635	19,151	38,541
Income tax (expense)	(5,086)	(4,595)	(5,018)	(103)	(1,845)	(5,340)	(6,927)	(14,247)

Net income (loss)	$8,144	$8,149	$7,771	$(1,303)	$2,384	$21,295	$12,224	$24,294

Net income per common share:(1)
Basic					$0.06	$0.55	$0.32	$0.56

Diluted					$0.06	$0.51	$0.30	$0.50

(1)	In connection with the Spectrum investment, we were recapitalized. As a result, the capital structure of our predecessor is not comparable to that of the successor. Accordingly, net income per common share is not comparable or meaningful for periods prior to 2008 and has not been presented.

	Predecessor			Successor
			Period from	Period from	Year	Year
			Jan. 1, 2007	Dec. 6, 2007	Ended	Ended		Nine Months Ended
	Year Ended Dec. 31,		through	through	Dec. 31,	Dec. 31,		September 30,
	2005	2006	Dec. 5, 2007	Dec. 31, 2007	2008	2009		2009		2010
	(in thousands)
Other Financial Data:
Adjusted EBITDA	$23,513	$30,455	$39,344	$3,755	$62,645	$71,585	(1)	$52,878	(1)	$71,308

Free cash flow	(3,586)	4,212	14,025	1,774	31,712	29,613	(1)	23,848	(1)	46,004

Stock-based compensation expense included in:
Cost of subscription revenues	$(9)	$31	$73	$3	$80	$96		$78		$134
Technology and development	(1,082)	224	260	23	1,132	1,631		1,223		1,437
Marketing and advertising	(176)	196	279	27	254	370		273		390
General and administrative	(77)	3,338	286	24	3,206	3,377		2,691		1,580

Total stock-based compensation expense	$(1,344)	$3,789	$898	$77	$4,672	$5,474		$4,265		$3,541

(1)	Income from operations and net income, and therefore adjusted EBITDA and free cash flow, include an expense related to a settlement in the third quarter of 2009 of a claim regarding the timeliness and accuracy of a content index we created. The settlement resulted in an expense of approximately $2.3 million in 2009.

	Predecessor		Successor
						As of
	As of December 31,					September 30,
	2005	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$38,113	$43,219	$12,277	$40,121	$100,272	$80,089
Total assets	140,126	140,640	476,212	477,975	523,348	495,928
Deferred revenues	56,714	52,307	56,730	61,178	69,711	90,583
Long-term debt (including current portion)	25,000	15,000	140,000	133,000	100,025	—
Total liabilities	102,229	95,129	263,830	258,187	228,458	155,432
Total stockholders’ equity	37,897	45,511	212,382	219,788	294,890	340,496

The following table presents a reconciliation of adjusted EBITDA and free cash flow to net income (loss), the most comparable GAAP measure, for each of the periods identified. For additional information, please see the discussion of adjusted EBITDA and free cash flow in “Summary Consolidated Historical Financial Data — Definitions of Other Financial Data.”

	Predecessor			Successor
			Period from	Period from	Year	Year
			Jan. 1, 2007	Dec. 6, 2007	Ended	Ended	Nine Months
	Year Ended Dec. 31,		through	through	Dec. 31,	Dec. 31,	Ended September 30,
	2005	2006	Dec. 5, 2007	Dec. 31, 2007	2008	2009	2009	2010
				(in thousands)
Reconciliation of adjusted EBITDA and free cash flow to net income (loss):
Net income (loss)	$8,144	$8,149	$7,771	$(1,303)	$2,384	$21,295	$12,224	$24,294
Interest (income) expense, net	211	(1,292)	(1,295)	857	11,483	5,347	4,038	4,556
Income tax expense	5,086	4,595	5,018	103	1,845	5,340	6,927	14,247
Depreciation expense	7,598	9,559	10,594	754	10,732	10,936	8,092	8,355
Amortization expense	4,767	6,489	7,094	1,974	30,046	23,214	17,346	16,713
Stock-based compensation	(1,344)	3,789	898	77	4,672	5,474	4,265	3,541
Other (income) expense, net	(1,259)	(834)	(266)	(7)	8	(21)	(14)	(398)
Impairment of intangible assets and acquired in-process research and development	310	—	—	1,300	1,475	—	—	—
Transaction related expenses	—	—	9,530	—	—	—	—	—

Adjusted EBITDA	$23,513	$30,455	$39,344	$3,755	$62,645	$71,585	$52,878	$71,308

Capitalization of content database costs	$(11,521)	$(11,285)	$(10,591)	$(1,129)	$(8,965)	$(9,398)	$(5,855)	$(8,534)
Purchase of property and equipment	(11,873)	(10,127)	(10,572)	(852)	(11,621)	(13,362)	(7,566)	(7,897)
Cash paid for interest	(1,480)	(1,031)	(756)	—	(10,068)	(7,740)	(6,624)	(2,528)
Cash paid for income taxes	(2,225)	(3,800)	(3,400)	—	(279)	(11,472)	(8,985)	(6,345)

Free cash flow	$(3,586)	$4,212	$14,025	$1,774	$31,712	$29,613	$23,848	$46,004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward Looking Statements.”

Company Overview

Ancestry.com is the world’s largest online family history resource, with nearly 1.4 million paying subscribers around the world as of September 30, 2010. We have been a leader in the family history market for over 20 years and have helped pioneer the market for online family history research. We believe that most people have a fundamental desire to understand who they are and from where they came, and that anyone interested in discovering, preserving and sharing their family history is a potential user of Ancestry.com. We strive to make our service valuable to individuals ranging from the most committed family historians to those taking their first steps towards satisfying their curiosity about their family stories.

The foundation of our service is an extensive and unique collection of billions of historical records that we have digitized, indexed and put online over the past 14 years. Our subscribers use our proprietary online platform, extensive digital historical record collection, and easy-to-use technology to research their family histories, build their family trees, collaborate with other subscribers, upload their own records and publish and share their stories with their families. We offer our service on a subscription basis, typically annually or monthly. These subscribers are our primary source of revenue. We charge each subscriber for their subscription at the commencement of their subscription period and at each renewal date. Although monthly subscribers have become an increasing proportion of our subscribers, the annual commitments of a majority of our subscribers enhance management’s near-term visibility on our revenues and provide working capital benefits, which we believe enable us to more effectively manage the growth of our business. We provide ongoing value to our subscribers by regularly adding new historical content, enhancing our Web sites with new tools and features and enabling greater collaboration among our users through the growth of our global community.

Our goal is to remain the leading online resource for family history and to grow our subscriber base in the United States and around the world by offering a superior value proposition to anyone interested in learning more about their family history. We have focused on, and will continue to focus on, retaining our loyal base of existing subscribers, on acquiring new subscribers and on expanding the market to new consumers. We believe our previous investments in technology and content have provided us a foundation for a scalable business model that will help us to increase our margins over the long term and effectively manage our costs as our business grows. However, we expect to continue to devote substantial resources and funds to improving our technologies and product offerings, acquiring new and relevant content and talent, and expanding the awareness of our brand and category through global marketing, any of which may adversely affect our margin expansion in the near term.

We operated as The Generations Network, Inc., which we refer to as the predecessor, until December 5, 2007. On December 5, 2007, Generations Holding, Inc., which we refer to as the successor, acquired The Generations Network, Inc. in connection with an investment by Spectrum Equity Investors V, L.P. and certain of its affiliates. The successor was created for the sole purpose of acquiring The Generations Network, Inc. and had no prior operations. As a result of that transaction, which we refer to as the Spectrum investment, Spectrum and certain of its affiliates currently hold approximately 52% of the outstanding shares of our common stock. We anticipate that after this offering and after giving effect to our repurchase of shares from the selling stockholders, Spectrum will hold approximately     % of our shares of common stock. As a result of the accounting for the Spectrum investment, our fiscal year 2007 is divided into a predecessor period from January 1, 2007 through December 5, 2007 and a successor period from December 6, 2007 through December 31, 2007.

Recent Developments

Genline Acquisition

On July 15, 2010, we acquired Genline, owner and operator of the Swedish family history Web site Genline.se, for approximately $7.2 million in cash consideration. The Genline acquisition increased our presence in the Swedish market and provides our customers with access to millions of Swedish records. The acquisition of Genline was not material to our financial position or results of operations.

ProGenealogists Acquisition

On August 6, 2010, we acquired ProGenealogists for approximately $1.1 million in cash consideration. ProGenealogists is a leading professional genealogy research firm that specializes in genealogical, forensic and family history research. We believe the acquisition of ProGenealogists provides us with a premier genealogy research team for internal projects and gives our customers access to expert genealogists to assist them in their research. The ProGenealogists acquisition was not material to our financial position or results of operations.

New Credit Facility

On September 9, 2010, we terminated and paid in full the $76.2 million outstanding under our previous credit facility from cash on hand including the proceeds from our initial public offering. Also on September 9, 2010, in connection with the payoff of the previous credit facility, we entered into a new three-year $100.0 million principal amount senior secured revolving credit facility with Bank of America, N.A., as administrative agent and certain other financial institutions. The new credit facility includes a $5.0 million sublimit for the issuance of letters of credit and a $7.0 million sublimit for swingline loans. As of November 8, 2010, we have not drawn any funds under the new credit facility.

Interest under the new credit facility is variable generally based on LIBOR or the base rate (defined as the highest of (a) the Federal Funds Rate plus 0.50%, (b) the Bank of America prime rate and (c) the Eurodollar rate plus 1.00%), plus a margin based on our consolidated leverage ratio. Each swingline loan will bear interest at the base rate plus a margin.

The new credit facility matures September 9, 2013 and is secured by a first-priority security interest in all of the capital stock of our wholly-owned domestic subsidiaries and 65% of the capital stock of our material foreign subsidiaries, as well as our currently owned and hereafter acquired real and personal property assets, as well as those of our wholly-owned domestic subsidiaries. Borrowings under the new credit facility may be used to finance our on-going working capital needs and those of our subsidiaries and for general corporate purposes, including permitted business acquisitions and capital expenditures.

The new credit facility contains financial and other covenants, including but not limited to, limitations on indebtedness, liens, mergers, asset sales, dividends and other payments in respect of equity interests, capital expenditures, investments and affiliate transactions (subject to qualifications and baskets) as well as a minimum fixed charge coverage ratio and a maximum senior secured leverage ratio. A violation of these covenants or the occurrence of certain other events could result in a default permitting the termination of the lenders’ commitments under the credit facility or the acceleration of any loan amounts then outstanding. We were in compliance with all financial and other covenants at September 30, 2010. Note 6 to our consolidated financial statements describes further the terms of the new credit facility.

iArchives Acquisition

On September 22, 2010, we entered into an agreement to acquire iArchives, a leading digitization service provider that also operates Footnote.com, a leading American history Web site, and on October 20, 2010, we completed the acquisition. The purchase price was approximately $31.6 million, consisting of the issuance of approximately 1.022 million shares of our common stock (valued at approximately $24.6 million, based on the closing price on October 20, 2010) and approximately $7.0 million of cash consideration.

Share Repurchase Program

On September 23, 2010, we announced a share repurchase program, under which we may spend up to $25.0 million to repurchase shares of our common stock, depending on market conditions, the stock price and other factors. Under this program, we expect to enter into an agreement with the selling stockholders, including affiliates of Spectrum Equity Investors V, L.P., to repurchase           shares directly from the selling stockholders in a private, non-underwritten transaction at a price per share equal to the net proceeds per share the selling stockholders receive in this offering for an aggregate purchase price of approximately $25.0 million. The purchase from the selling stockholders is conditioned on completion of this offering and the satisfaction of certain other closing conditions. The share repurchase program is intended in part to offset the issuance of shares of our common stock as a result of the iArchives acquisition.

Key Business Metrics

Our management regularly reviews a number of financial and operating metrics, including the following key operating metrics to evaluate our business, determine the allocation of resources, make decisions regarding corporate strategies and evaluate forward-looking projections. The following key operating metrics reflect data with respect to the Ancestry.com Web sites and exclude our other subscription-based Web sites, such as myfamily.com, Genline.se, Genealogy.com and Footnote.com.

•	Total Subscribers. A subscriber is an individual who pays for renewable access to one of our Ancestry.com Web sites. Total subscribers is defined as the number of subscribers at the end of the period.

•	Gross Subscriber Additions. A subscriber addition is a new customer who purchases a subscription to one of our Ancestry Web sites, net of any refunds or returns.

•	Monthly Churn. Monthly churn is a measure representing the number of subscribers that cancel in the quarter divided by the sum of beginning subscribers and subscriber additions during the quarter. To arrive at monthly churn, we divide the result by three. Management uses this measure to determine the health of our subscriber base.

•	Subscriber Acquisition Cost. Subscriber acquisition cost is external marketing and advertising expense, divided by gross subscriber additions in the period. Management uses this metric to determine the efficiency of our marketing and advertising programs in acquiring new subscribers.

•	Average Monthly Revenue per Subscriber. Average monthly revenue per subscriber is total subscription revenues earned in the period from subscriptions to one of the Ancestry.com Web sites divided by the average number of subscribers in the period, divided by the number of months in the period. The average number of subscribers for the period is calculated by taking the average of the beginning and ending number of subscribers for the period.

Because we recognize subscription revenues ratably over the subscription period, a concentration of renewals in the first half of the year generally has not resulted in a material seasonal impact on our revenues, but may result in a seasonal effect on one or more of the key business metrics described above.

The following represents our performance highlights for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2007(1)	2008	2009	2009	2010

Total subscribers	832,193	913,683	1,066,123	1,028,180	1,376,974
Gross subscriber additions	479,663	556,045	673,991	508,750	821,427
Monthly churn	3.5%	4.0%	3.8%	3.9%	3.8%
Subscriber acquisition cost	$70.96	$71.99	$72.46	$68.32	$74.84
Average monthly revenue per subscriber	$14.83	$16.09	$16.55	$16.50	$17.90

(1)	In connection with the Spectrum investment in December 2007, we were recapitalized. As a result, amounts used to determine subscriber acquisition cost and average monthly revenue per subscriber are based on both the predecessor and successor periods as it is not meaningful to present these metrics separately for the two periods in 2007.

Components of Consolidated Statements of Operations

Revenues

Subscription Revenues.  We derive subscription revenues primarily from providing access to our services via our various Ancestry.com Web sites. Subscription revenues are recognized ratably over the subscription period, which consist primarily of annual and monthly subscriptions, net of estimated cancellations. We typically charge each subscriber’s credit card for their subscription at the commencement of their subscription period and at each renewal date (whether annual or monthly), unless they cancel their subscription before the renewal date. The amount of unrecognized revenues is recorded in deferred revenue. We have established an allowance for sales returns based on historical subscription cancellations. Actual customer subscription cancellations are charged against the allowance or deferred revenue to the extent that revenue has not yet been recognized. When people sign up for trial subscriptions, we automatically charge their credit card for a subscription at the end of the trial period unless they cancel before the end of the trial period. Registered users that accept the offer of a 14-day free trial are not billed for services until after the 14-day trial period. Revenue is recognized over the subscription period once billed. No revenue is recognized or allocated to the 14-day free trial period. Subscription revenues from our Ancestry.com Web sites accounted for 95% of the total subscription revenues for the year ended December 31, 2009. Subscription revenues also include subscriptions to our non-Ancestry.com Web sites and other subscription-based services.

A majority of our subscription revenues is derived from subscribers in the United States. We attribute subscription revenues by country based on the billing address of the subscriber, regardless of the Web site to which the person subscribes. The following presents subscription revenue by geographic region (in thousands):

	Predecessor	Successor
	Period from	Period from
	January 1, 2007	December 6,
	through	2007 through			Nine Months Ended
	December 5,	December 31,	Year Ended December 31,		September 30,
	2007	2007	2008	2009	2009	2010
United States	$106,101	$8,633	$134,112	$156,150	$114,968	$154,790
United Kingdom	27,181	2,321	33,223	34,402	25,147	30,001
All other countries	7,859	738	14,056	17,155	12,391	19,552

Total subscription revenues	$141,141	$11,692	$181,391	$207,707	$152,506	$204,343

Product and Other Revenues.  Product and other revenues include sales of desktop software (Family Tree Maker), physical delivery of vital records products (birth, marriage and death certificates), DNA testing (Ancestry.com DNA), advertising and other products and services. Revenues related to these products are recognized upon shipment of product or fulfillment of services, as applicable.

Cost of Revenues

Cost of Subscription Revenues.  Cost of subscription revenues consists of amortization of our database content costs, depreciation expense on Web servers and equipment, credit card processing fees, Web hosting costs, royalty costs on certain content licensed from others and personnel-related costs for database content support and subscriber services personnel.

Cost of Product and Other Revenues.  Cost of product and other revenues consists of our direct costs to purchase the products, shipping costs, credit card processing fees, personnel-related costs of warehouse personnel, warehouse storage costs and royalties on products licensed from others. In 2010, we changed the distribution arrangement for our retail Family Tree Maker software product to a royalty-based model, which eliminated our costs of product revenues for retail copies sold.

Personnel-related costs for each category of cost of revenues and operating expenses include salaries, bonuses, stock-based compensation, employer payroll taxes and employee benefit costs.

Operating Expenses

Technology and Development.  Technology and development expenses consist of personnel-related costs incurred in product development, maintenance and testing of our Web sites, enhancing our record search and linking technologies, developing solutions for new product lines, internal information systems and infrastructure, third-party development, and other internal-use software systems. Our development costs are primarily based in the United States and are primarily devoted to providing accessibility to content and tools for individuals to do family history research.

Marketing and Advertising.  Marketing and advertising expenses consist primarily of direct expenses related to television and online advertising and personnel-related expenses.

General and Administrative.  General and administrative expenses consist principally of personnel-related expenses for our executive, finance, legal, human resources and other administrative personnel, as well as outside services costs, consisting primarily of consultant, legal, and accounting fees, and other general corporate expenses. In addition, we expect to incur approximately $1.0 million in expenses in connection with this offering in the fourth quarter of 2010.

Amortization of Acquired Intangible Assets.  Amortization of acquired intangible assets is the amortization expense associated with subscriber relationships and contracts, core technologies, and intangible assets, including trademarks and tradenames, resulting from the Spectrum investment and business acquisitions.

Transaction Related Expenses.  Transaction related expenses consist of one-time costs of our predecessor company associated with the Spectrum investment.

Other Income (Expense) and Income Tax Expense

Interest Expense.  Interest expense includes the interest expense associated with our long-term debt and amortization of deferred financing costs. Our interest expense varies based on the level of debt outstanding and changes in interest rates.

Interest Income.  Interest income includes interest earned on cash and cash equivalents and short-term investments.

Income Tax Expense.  Income tax expense consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with United States generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

We consider the assumptions and estimates associated with recoverability of intangible assets, the period of amortization of our database content costs, stock-based compensation and income taxes to be our critical accounting estimates. For further information on our significant accounting policies, see Note 1 of the accompanying notes to our consolidated financial statements. There have been no changes to our significant accounting policies since December 31, 2009, except as discussed below in “Recent Accounting Pronouncements.”

Recoverability of Intangible Assets, Including Goodwill

Intangible assets consist of content database costs, subscriber relationships and contracts, technologies, trade names and trademarks, and other intangible assets. Intangible assets acquired in a business combination are measured at fair value at the date of acquisition. We amortize all intangible assets, except for acquired subscriber relationships, on a straight line basis over their expected lives. Acquired subscriber relationships were amortized on a straight-line basis prior to the acquisition of our predecessor and, subsequent to the acquisition, are amortized based on the expected annual turnover rate, or rate of attrition, of acquired subscribers, which approximates our monthly churn, resulting in an accelerated basis of amortization. We believe that recognizing amortization expense in this pattern better matches the amortization expense with the revenue generated from the acquired subscribers.

We review our indefinite-lived intangible assets for impairment at least annually or as indicators of impairment exist based on comparing the fair value of the asset to the carrying value of the asset in accordance with GAAP. Goodwill is currently our only indefinite-lived intangible asset. We perform our annual goodwill impairment test in the fourth quarter. Our goodwill impairment test requires the use of fair-value techniques, which are inherently subjective.

We are a single reporting unit therefore goodwill is evaluated on an enterprise basis using the income and market value approaches. These approaches use estimated future cash flows and market multiples for revenue and earnings. Estimates are based on historical experience, anticipated operating activity, and weighted average cost of capital. Based on our analysis of goodwill in the fourth quarter of 2008 and 2009, no impairment was indicated. No impairment of goodwill is expected for the year ended December 31, 2010.

We evaluate the recoverability of our long-lived assets in accordance with GAAP, which requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. We recognize impairment, if any, in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on our analysis of long-lived assets, we recorded impairment of approximately $1.5 million for the year ended December 31, 2008 related to a database content set we were developing for release in China. The impairment was expensed to cost of subscription revenues for the year ended December 31, 2008. No impairment of long-lived assets was indicated for the year ended December 31, 2009 and no impairment of long-lived assets is expected for the year ended December 31, 2010.

Amortization of our Content Database Costs

Our content database costs consist of historical information that has been digitized and indexed to allow subscribers to search and view our content online. Content database costs include the costs to acquire or license the historical data, costs incurred by our employees or by third parties to scan the content, costs to have the content keyed and indexed in order to be searchable and the fair value allocated to content databases in business acquisitions. Among the most utilized content in our databases are the United States and United Kingdom census records which are ordinarily released by government entities every ten years. We amortize our content database costs on a straight-line basis over ten years after the content is released for viewing on our Web sites.

Stock-Based Compensation

We have stock-based compensation plans which allow for the granting of stock options and other stock-based awards, including restricted stock units, which represent the right to receive one share of the company’s common stock, to employees, officers, directors, and consultants. We account for stock-based compensation by amortizing the fair value of each stock award expected to vest over the requisite service period. The fair value of each restricted stock unit is based on the closing price of our common stock on the date of grant. The fair value of each stock option award is calculated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model requires various highly judgmental assumptions including fair value of the underlying stock, volatility, expected option life, risk-free interest rate, and expected dividends. As of each stock option grant date, we reviewed an average of the disclosed year-end volatility of a group of companies that we considered peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors, along with considering the future plans of our company to determine the appropriate volatility. The expected life was based on our historical stock option activity. The risk-free interest rate was determined by reference to the United States Treasury rates with the remaining term approximating the expected life assumed at the date of grant. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on our historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. If any of the assumptions used in the Black-Scholes model change significantly or actual forfeiture rate is different than our estimate, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Prior to November 5, 2009, the date our common stock began trading on a national exchange, the fair value of common stock had been determined by the board of directors at each grant date based on a variety of factors, including arm’s-length sales of our common stock, periodic valuations of our common stock, our financial position, historical financial performance, projected financial performance, valuations of publicly traded peer companies and the illiquid nature of common stock. Since our initial public offering, we determine the fair value of our common stock based on the closing price of our common stock on the stock option grant date.

Income Taxes

We are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. GAAP has a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, our forecast of future market growth, forecasted earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. We believe it is more likely than not that the deferred tax assets recorded on our balance sheet will ultimately be realized. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination.

Our effective tax rates have differed from the statutory tax rate primarily due to the tax impact of foreign operations, certain impairment charges, state taxes, and certain benefits realized related to stock option activity. The effective tax rates were 39.2%, 43.6% and 20.0% for the period from January 1, 2007 through December 5, 2007 and the years ended December 31, 2008 and 2009, respectively, and 36.2% and 37.0% for the nine months ended September 30, 2009 and 2010, respectively. Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Results of Operations

The following table sets forth, for the periods presented, our consolidated statements of operations. In the table below and throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” consolidated statements of operations data for the predecessor period from January 1, 2007 through December 5, 2007, the successor period from December 6, 2007 through December 31, 2007 and the years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, the consolidated statement of operations data for the nine month periods ended September 30, 2009 and 2010 have been derived from our unaudited interim consolidated financial statements. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

	Predecessor	Successor
	Period from	Period from
	January 1,	December 6,
	through	through	Year Ended	Year Ended	Nine Months Ended
	December 5,	December 31,	December 31,	December 31,	September 30,
	2007	2007	2008	2009	2009	2010
			(in thousands, except per share data)
Revenues:
Subscription revenues	$141,141	$11,692	$181,391	$207,707	$152,506	$204,343
Product and other revenues	12,269	1,278	16,200	17,195	12,287	13,853

Total revenues	153,410	12,970	197,591	224,902	164,793	218,196
Costs of revenues:
Cost of subscription revenues	33,590	2,462	38,187	40,183	29,755	33,996
Cost of product and other revenues	2,552	500	5,427	6,140	4,213	3,929

Total cost of revenues	36,142	2,962	43,614	46,323	33,968	37,925

Gross profit	117,268	10,008	153,977	178,579	130,825	180,271
Operating expenses:
Technology and development	31,255	3,517	33,206	36,236	26,690	30,447
Marketing and advertising	42,400	3,157	52,341	61,625	44,226	71,061
General and administrative	20,723	2,142	28,931	32,540	24,569	24,915
Amortization of acquired intangible assets	2,132	1,542	23,779	16,217	12,165	11,149
Transaction related expenses	9,530	—	—	—	—	—

Total operating expenses	106,040	10,358	138,257	146,618	107,650	137,572

Income (loss) from operations	11,228	(350)	15,720	31,961	23,175	42,699
Other income (expense):
Interest expense	(756)	(1,146)	(12,355)	(6,139)	(4,784)	(4,896)
Interest income	2,051	289	872	792	746	340
Other income (expense), net	266	7	(8)	21	14	398

Income (loss) before income taxes	12,789	(1,200)	4,229	26,635	19,151	38,541
Income tax (expense) benefit	(5,018)	(103)	(1,845)	(5,340)	(6,927)	(14,247)

Net income (loss)	$7,771	$(1,303)	$2,384	$21,295	$12,224	$24,294

Net income per common share:(1)
Basic			$0.06	$0.55	$0.32	$0.56

Diluted			$0.06	$0.51	$0.30	$0.50

(1)	In connection with the Spectrum investment, we were recapitalized. As a result, the capital structure of our predecessor is not comparable to that of the successor. Accordingly, net income per common share is not comparable or meaningful for periods prior to 2008 and has not been presented.

The following table sets forth, for the periods presented, our consolidated statements of operations as a percentage of total revenues. The information contained in the table below should be read in conjunction with the consolidated financial statements and the related notes.

	Predecessor	Successor
	Period from	Period from
	January 1,	December 6,			Nine Months
	through	through	Year Ended	Year Ended	Ended
	December 5,	December 31,	December 31,	December 31,	September 30,
	2007	2007	2008	2009	2009	2010
Revenues:
Subscription revenues	92.0%	90.1%	91.8%	92.4%	92.5%	93.7%
Product and other revenues	8.0	9.9	8.2	7.6	7.5	6.3

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of subscription revenues	21.9	19.0	19.3	17.9	18.0	15.6
Cost of product and other revenues	1.7	3.8	2.8	2.7	2.6	1.8

Total cost of revenues	23.6	22.8	22.1	20.6	20.6	17.4

Gross profit	76.4	77.2	77.9	79.4	79.4	82.6
Operating expenses:
Technology and development	20.4	27.1	16.8	16.1	16.2	13.9
Marketing and advertising	27.6	24.4	26.5	27.4	26.8	32.6
General and administrative	13.5	16.5	14.7	14.5	14.9	11.4
Amortization of acquired intangible assets	1.4	11.9	12.0	7.2	7.4	5.1
Transaction related expenses	6.2	—	—	—	—	—

Total operating expenses	69.1	79.9	70.0	65.2	65.3	63.0

Income (loss) from operations	7.3	(2.7)	7.9	14.2	14.1	19.6
Other income (expense):
Interest expense	(0.5)	(8.8)	(6.2)	(2.7)	(2.9)	(2.2)
Interest income	1.3	2.2	0.4	0.3	0.4	0.1
Other income (expense), net	0.2	0.1	—	—	—	0.2

Income (loss) before income taxes	8.3	(9.2)	2.1	11.8	11.6	17.7
Income tax (expense) benefit	(3.3)	(0.8)	(0.9)	(2.3)	(4.2)	(6.6)

Net income (loss)	5.1	(10.0)	1.2	9.5	7.4	11.1

Nine Months Ended September 30, 2009 and 2010

Revenues

	Nine Months Ended
	September 30,		% Change
	2009	2010	2010 Over 2009
	(in thousands)

Subscription revenues	$152,506	$204,343	34.0%
Product and other revenues	12,287	13,853	12.7

Total revenues	$164,793	$218,196	32.4

Subscription Revenues

For the nine months ended September 30, 2010, our subscription revenues increased $51.8 million as compared to the nine months ended September 30, 2009. The increase was primarily the result of an increase in the number of total subscribers, as well as an increase in average monthly revenue per subscriber on our Ancestry.com Web sites. Average monthly revenue per subscriber increased due to both an increase in the proportion of monthly subscriptions to annual subscriptions, and an increase in the proportion of premium packages to basic packages. For the nine months ended September 30, 2010, changes in foreign currency exchange rates did not have a significant impact on subscription revenues.

Product and Other Revenues

For the nine months ended September 30, 2010, product and other revenues increased $1.6 million as compared to the nine months ended September 30, 2009. The increases were primarily due to increased revenues related to our Family Tree Maker software, vital records products, and DNA testing.

Cost of Revenues and Gross Profit

	Nine Months Ended
	September 30,		% Change
	2009	2010	2010 Over 2009
	(in thousands)

Revenues:
Subscription revenues	$152,506	$204,343	34.0%
Product and other revenues	12,287	13,853	12.7

Total revenues	164,793	218,196	32.4
Costs of revenues:
Cost of subscription revenues	29,755	33,996	14.3
Cost of product and other revenues	4,213	3,929	(6.7)

Total cost of revenues	33,968	37,925	11.6

Gross profit	$130,825	$180,271	37.8

Gross profit percentage	79.4%	82.6%

Cost of Subscription Revenues

For the nine months ended September 30, 2010, our cost of subscription revenues increased $4.2 million as compared to the nine months ended September 30, 2009. The increase was primarily due to a $1.5 million increase in personnel-related costs attributable to additional Web operations personnel, a $1.4 million increase in credit card processing fees reflecting higher transaction volumes as a result of increased total subscribers, a $0.7 million increase in Web hosting costs attributable to greater user traffic volumes and a $0.4 million increase in content amortization.

Cost of Product and Other Revenues

For the nine months ended September 30, 2010, our cost of product and other revenues decreased slightly as compared to the nine months ended September 30, 2009 despite increases in product revenues during the same period in 2010. The decrease was primarily due to a change in our Family Tree Maker distribution arrangement.

Operating Expenses

	Nine Months Ended
	September 30,		% Change
	2009	2010	2010 Over 2009
	(in thousands)

Operating expenses:
Technology and development	$26,690	$30,447	14.1%
Marketing and advertising	44,226	71,061	60.7
General and administrative	24,569	24,915	1.4
Amortization of acquired intangible assets	12,165	11,149	(8.4)

Total operating expenses	$107,650	$137,572	27.8

Technology and Development

For the nine months ended September 30, 2010, our technology and development expenses increased $3.8 million as compared to the nine months ended September 30, 2009. The increase was primarily the result of increases in personnel-related expenses reflecting increases in the number of technology and development personnel.

Marketing and Advertising

For the nine months ended September 30, 2010, our marketing and advertising expenses increased $26.8 million as compared to the nine months ended September 30, 2009. The increase was due to increased television and online advertising in both the domestic and international markets.

General and Administrative

For the nine months ended September 30, 2010, our general and administrative expenses remained relatively flat as compared to the nine months ended September 30, 2009. Excluding the settlement of a claim related to a content index in the third quarter of 2009 of $2.3 million, general and administrative expenses increased primarily due to an increase of $1.9 million in outside services costs primarily related to business acquisition activities and costs associated with operating as a public company. In addition, we had a $0.5 million change in position from foreign currency gains in the nine months ended September 30, 2009 to losses in the nine months ended September 30, 2010.

Amortization of Acquired Intangible Assets

For the nine months ended September 30, 2010, amortization of acquired intangible assets decreased $1.0 million as compared to the nine months ended September 30, 2009. The decrease was due to decreased amortization of our subscriber relationship intangible assets, which are amortized on an accelerated basis.

Other Income (Expense) and Income Tax Expense

	Nine Months Ended
	September 30,		% Change
	2009	2010	2010 Over 2009
	(in thousands)

Other income (expense):
Interest expense	$(4,784)	$(4,896)	2.3%
Interest income	746	340	(54.4)
Other income (expense), net	14	398	NM
Income tax expense	(6,927)	(14,247)	105.7
Other data:
Effective tax rate	36.2%	37.0%

Interest Expense

For the nine months ended September 30, 2010, interest expense remained relatively flat as compared to the nine months ended September 30, 2009. Interest expense decreased $1.6 million as a result of our carrying a lower average debt balance throughout the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. However, this decrease was offset by an increase in interest expense due to the acceleration of $1.3 million of deferred financing costs related to our long-term debt that was paid in full on September 9, 2010.

Interest Income

For the nine months ended September 30, 2010, interest income decreased $0.4 million as compared to the nine months ended September 30, 2009. The prior year benefited from $0.5 million earned on an income tax refund received in the second quarter of 2009.

Other Income (Expense), Net

For the nine months ended September 30, 2010, other income increased $0.4 million as compared the nine months ended September 30, 2009. The increase was primarily due to the settlement of a forward contract for Swedish kronor related to the acquisition of Genline, which resulted in a gain of $0.4 million in the third quarter of 2010.

Income Tax Expense

For the nine months ended September 30, 2010, our effective income tax rate of 37.0% differed from the federal statutory rate of 35% principally due to state income taxes of 1.5%, foreign income taxes of 0.7% as a result of net operating losses in foreign jurisdictions for which no income tax benefit has been recognized, research and development tax credits of (1.3)% and other items of 1.1%.

For the nine months ended September 30, 2009, our effective tax rate of 36.2% differed from the federal statutory rate of 35% principally due to state income taxes of 1.8%, changes in the state tax apportionment factors resulting from enacted legislation of (5.5)%, foreign income taxes of 1.4% and other items of 3.5%.

Years Ended December 31, 2007, 2008 and 2009

Revenues

	Predecessor	Successor
	Period from	Period from
	January 1,	December 6,
	through	through	Year Ended	Year Ended
	December 5,	December 31,	December 31,	December 31,
	2007	2007	2008	2009
	(in thousands)
Subscription revenues	$141,141	$11,692	$181,391	$207,707
Product and other revenues	12,269	1,278	16,200	17,195

Total revenues	$153,410	12,970	$197,591	$224,902

Subscription Revenues

2009 Compared to 2008.  The increase in our subscription revenues of $26.3 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was primarily the result of an increase in the number of total subscribers as well as an increase in average monthly revenue per subscriber on our Ancestry.com Web sites. Average monthly revenue per subscriber increased due to both a shift in mix between annual and monthly subscriptions to more monthly subscriptions, relative to prior year and a shift in mix from basic packages to premium packages, relative to prior year. During the year ended December 31, 2009, changes in foreign currency exchange rates had an unfavorable impact on subscription revenues. Had average exchange rates remained the same in the year ended December 31, 2009 as average exchange rates in effect in the year ended December 31, 2008, our reported revenues in the year ended December 31, 2009 would have been approximately 4% higher.

2008 Compared to 2007.  Subscription revenues were $181.4 million in the year ended December 31, 2008, compared to $141.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $11.7 million for the successor period from December 6, 2007 through December 31, 2007. The increase was primarily the result of an increase in the number of total subscribers and also to an increase in monthly revenue per subscriber. A shift in mix between annual and monthly subscriptions to more monthly subscriptions has resulted in higher monthly revenue per subscriber in 2008. Foreign currency exchange rates did not have a material impact on revenues in 2008 compared to revenues in 2007.

Product and Other Revenues

2009 Compared to 2008.  The increase in product and other revenues of $1.0 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was primarily due to an increase in revenues associated with a new release in August 2009 of our Family Tree Maker desktop software of $1.9 million, the growth of vital records products, introduced in the United Kingdom during August 2008, of $1.3 million and increased revenues from our MyCanvas.com products of $0.6 million. These increases were partially offset by decreases in our royalty revenue of $1.2 million, advertising revenue of $1.1 million and Ancestry DNA products of $0.6 million.

2008 Compared to 2007.  Product and other revenues were $16.2 million in the year ended December 31, 2008, compared to $12.3 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.3 million for the successor period from December 6, 2007 through December 31, 2007. The increase in our product and other revenues was due to, among other things, a $2.4 million increase in our DNA product revenues, a $1.3 million increase in our advertising services and a $0.7 million increase in sales of our MyCanvas.com products. This increase was offset by a $1.6 million decrease in sales of our legacy products (e.g., CD ROMs, books, posters). Our DNA product was released in the fourth quarter of 2007.

Cost of Revenues and Gross Profit

	Predecessor	Successor
	Period From	Period From
	January 1,	December 6,
	Through	Through	Year Ended	Year Ended
	December 5,	December 31,	December 31,	December 31,
	2007	2007	2008	2009
	(in thousands)
Revenues:
Subscription revenues	$141,141	$11,692	$181,391	$207,707
Product and other revenues	12,269	1,278	16,200	17,195

Total revenues	153,410	12,970	197,591	224,902
Cost of revenues:
Cost of subscription revenues	33,590	2,462	38,187	40,183
Cost of product and other revenues	2,552	500	5,427	6,140

Total cost of revenues	36,142	2,962	43,614	46,323

Gross profit	$117,268	$10,008	$153,977	$178,579

Gross profit percentage	76.4%	77.2%	77.9%	79.4%

Cost of Subscription Revenues

2009 Compared to 2008.  The increase in our cost of subscription revenues of $2.0 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was primarily due to a $1.4 million increase in our Web hosting costs, an increase in equipment related costs of $1.1 million and an increase in amortization of content costs of $0.7 million. These increases were partially offset by the absence of impairment of database content costs in 2009 of $1.5 million as a result of a change in our strategy for our Chinese content included in 2008.

2008 Compared to 2007.  Cost of subscription revenues was $38.2 million in the year ended December 31, 2008, compared to $33.6 million for the predecessor period from January 1, 2007 through December 5, 2007 and $2.5 million for the successor period from December 6, 2007 through December 31, 2007. Cost of subscription revenues increased primarily due to the impairment of database content costs of $1.5 million in 2008 and an increase in database content amortization, merchant fees and Web hosting costs of $2.1 million. These increases were partially offset by decreases in personnel-related costs of $0.9 million and royalty expenses of $0.6 million.

Cost of Product and Other Revenues

2009 Compared to 2008.  The increase in our cost of product revenues of $0.7 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was primarily a result of the growth and increased revenues of vital records products, introduced in the United Kingdom in August 2008, and our MyCanvas.com products, which resulted in an increase in cost of product revenues of $1.0 million. Additionally, shipping costs increased $0.4 million. These increases were partially offset by a decrease in costs associated with our DNA products of $0.5 million.

2008 Compared to 2007.  Cost of product and other revenues was $5.4 million in the year ended December 31, 2008, compared to $2.6 million for the predecessor period from January 1, 2007 through December 5, 2007 and $0.5 million for the successor period from December 6, 2007 through December 31, 2007. Cost of product and other revenues increased primarily due to $2.2 million related to the introduction of our DNA product and $0.3 million related to the introduction of our MyCanvas.com products. Cost of product and other revenues as a percentage of total revenue increased due to our decision to sell our DNA product at a reduced price.

Operating Expenses

	Predecessor	Successor
	Period from	Period from
	January 1,	December 6,
	through	through	Year Ended	Year Ended
	December 5,	December 31,	December 31,	December 31,
	2007	2007	2008	2009
	(in thousands)
Operating expenses:
Technology and development	$31,255	$3,517	$33,206	$36,236
Marketing and advertising	42,400	3,157	52,341	61,625
General and administrative	20,723	2,142	28,931	32,540
Amortization of acquired intangible assets	2,132	1,542	23,779	16,217
Transaction expenses	9,530	—	—	—

Total operating expenses	$106,040	$10,358	$138,257	$146,618

Technology and Development

2009 Compared to 2008.  The increase in technology and development expenses of $3.0 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was primarily the result of an increase in personnel-related expenses resulting from an increase in the number of technology and development personnel at December 31, 2009 as compared to December 31, 2008.

2008 Compared to 2007.  Technology and development expenses were $33.2 million in the year ended December 31, 2008, compared to $31.3 million for the predecessor period from January 1, 2007 through December 5, 2007 and $3.5 million for the successor period from December 6, 2007 through December 31, 2007. The change in technology and development expenses was primarily the result of a one-time charge for in-process research and development of $1.3 million in 2007 related to the Spectrum investment as well as a decrease in personnel-related costs of $1.8 million due to a decrease in development headcount, partially offset by increases in third-party development expense of $0.9 million to compensate for the decrease in development headcount and stock-based compensation of $0.8 million.

Marketing and Advertising

2009 Compared to 2008.  The increase in marketing and advertising expenses of $9.3 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was primarily attributable to a $8.6 million increase in television and online advertising in both the domestic and international markets, as well as a $0.8 million increase in personnel-related expenses resulting from an increase in the number of marketing and advertising personnel at December 31, 2009 as compared to December 31, 2008.

2008 Compared to 2007.  Marketing and advertising expenses were $52.3 million in the year ended December 31, 2008, compared to $42.4 million for the predecessor period from January 1, 2007 through December 5, 2007 and $3.2 million for the successor period from December 6, 2007 through December 31, 2007. The increase was primarily driven by an increase in television and online advertising in both the domestic and international markets.

General and Administrative

2009 Compared to 2008.  The increase in general and administrative expenses of $3.6 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 is primarily the result of a settlement of a claim related to a content index, which resulted in an expense of $2.3 million, to increased personnel-related costs of $1.1 million due to an increase in the number of general and administrative personnel and to increased outside services such as consultants, legal services and accounting fees of $0.9 million. These increases were partially offset by a change in foreign currency gains and losses of $0.8 million from a loss of $0.4 million in the year ended December 31, 2008 to a gain of $0.4 million in the year ended December 31, 2009.

2008 Compared to 2007.  General and administrative expenses were $28.9 million in the year ended December 31, 2008, compared to $20.7 million for the predecessor period from January 1, 2007 through December 5, 2007 and $2.1 million for the successor period from December 6, 2007 through December 31, 2007. The increase was the result of an increase in stock-based compensation of $2.9 million, driven primarily from new stock option grants in 2008, an increase in personnel-related costs of $2.5 million, due to additional administrative personnel, and increased professional fees of $0.9 million.

Amortization of Acquired Intangible Assets

2009 Compared to 2008.  The decrease in amortization of acquired intangible assets of $7.6 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was due to the amortization of our subscriber relationship intangible asset, which is amortized on an accelerated basis. Subscriber relationships and contracts are amortized based on an annual turnover rate, or rate of attrition, of the subscribers that approximates our monthly churn, resulting in an accelerated basis of amortization. This is the same rate of attrition that was used to determine the fair value of the intangible asset at the acquisition date. We believe that recognizing amortization expense in this pattern better matches the amortization expense with the revenue generated from these subscribers. The subscriber relationship asset was recorded in connection with the Spectrum investment.

2008 Compared to 2007.  Amortization of acquired intangibles assets was $23.8 million in the year ended December 31, 2008, compared to $2.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.5 million for the successor period from December 6, 2007 through December 31, 2007. The change in amortization of acquired intangible assets is the result of $83.0 million of amortizable intangible assets from the Spectrum investment in December 2007 being amortized for a full year in 2008 versus the prior amortizable intangible assets of $8.2 million being amortized in 2007 along with one month of amortization of the acquired intangible assets from the Spectrum investment.

Transaction Related Expenses.  In the predecessor period from January 1, 2007 through December 5, 2007, we recorded $9.5 million of legal, accounting and other expenses related to the Spectrum investment.

Other Income (Expense) and Income Tax Expense

	Predecessor	Successor
	Period from	Period from
	January 1,	December 6,
	through	through	Year Ended	Year Ended
	December 5,	December 31,	December 31,	December 31,
	2007	2007	2008	2009
	(in thousands)
Other income (expense):
Interest expense	$(756)	$(1,146)	$(12,355)	$(6,139)
Interest income	2,051	289	872	792
Other income (expenses), net	266	7	(8)	21
Income tax (expense) benefit	(5,018)	(103)	(1,845)	(5,340)
Other data:
Effective tax rate	39.2%	n/m	43.6%	20.0%

Interest Expense

2009 Compared to 2008.  The decrease in interest expense of $6.2 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008 was due to a decrease in our effective interest rate from 7.4% as of December 31, 2008 to 4.0% as of December 31, 2009. In addition, we had a lower debt balance during the year ended December 31, 2009 due to principal payments made on our credit facility during the year.

2008 Compared to 2007.  Interest expense was $12.3 million in the year ended December 31, 2008, compared to $0.8 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.1 million for the successor period from December 6, 2007 through December 31, 2007. The change was a result of an increased level of long-term debt. In December 2007, in connection with the Spectrum investment, we entered into a credit facility that included a term loan of $140.0 million. Prior to this arrangement we had $15.0 million in long-term debt.

Interest Income

2009 Compared to 2008.  Interest income was $0.8 million in the year ended December 31, 2009, compared to $0.9 million in the year ended December 31, 2008. The change was not significant.

2008 Compared to 2007.  Interest income was $0.9 million in the year ended December 31, 2008, compared to $2.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $0.3 million for the successor period from December 6, 2007 through December 31, 2007. The change was due to a change in the cash balance during 2008.

Other Income (Expense), Net

2009 Compared to 2008.  Other income (expense) was not significant in either of the years ended December 31, 2009 or 2008.

2008 Compared to 2007.  Other income in the predecessor period from January 1, 2007 through December 5, 2007 primarily relates to the sale of our self-publishing subsidiary at a gain. We did not have any similar events in the year ended December 31, 2008.

Income Tax Expense

Income tax expense for the year ended December 31, 2009 was $5.3 million. Our effective tax rate of 20.0% differed from the federal statutory rate of 35% principally due to utilization of net operating losses previously thought to be limited due to previous ownership changes of (19.4)%, due to foreign income taxes of 1.4% as a result of net operating losses in foreign jurisdictions for which no income tax benefit has been recognized and to other items of 3.0%.

Income tax expense for the year ended December 31, 2008 was $1.8 million. Our effective tax rate of 43.6% differed from the federal statutory rate of 35% principally due to state income taxes of 4.7%, to foreign income taxes of 10.7% as a result of net operating losses in foreign jurisdictions for which no income tax benefit has been recognized, to deductible expenses of (17.1)% associated with the Spectrum investment as reflected in our federal income tax provision true-up, to non-deductible stock-based compensation expenses of 13.7% and to other items of (3.4)%.

Unaudited Quarterly Results of Operations

The following table presents our unaudited quarterly consolidated results of operations for the eight quarters ended September 30, 2010. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009	2009	2010	2010	2010
	(in thousands)

Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	$47,775	$49,184	$50,719	$52,603	$55,201	$59,560	$70,544	$74,239
Product and other revenues	4,658	4,049	3,854	4,384	4,908	4,861	3,916	5,076

Total revenues	52,433	53,233	54,573	56,987	60,109	64,421	74,460	79,315
Cost of revenues:
Cost of subscription revenues	10,488	9,756	9,966	10,033	10,428	11,501	11,228	11,267
Cost of product and other revenues	2,135	1,514	1,310	1,389	1,927	1,494	1,280	1,155

Total cost of revenues	12,623	11,270	11,276	11,422	12,355	12,995	12,508	12,422

Gross profit	39,810	41,963	43,297	45,565	47,754	51,426	61,952	66,893
Operating expenses:
Technology and development	9,501	8,856	8,692	9,142	9,546	9,927	9,992	10,528
Marketing and advertising	15,707	14,921	15,065	14,240	17,399	22,446	24,490	24,125
General and administrative	7,896	7,563	6,777	10,229	7,971	7,742	8,032	9,141
Amortization of acquired intangible assets	5,947	4,058	4,055	4,052	4,052	3,679	3,679	3,791

Total operating expenses	39,051	35,398	34,589	37,663	38,968	43,794	46,193	47,585

Income from operations	759	6,565	8,708	7,902	8,786	7,632	15,759	19,308
Other income (expense):
Interest expense	(3,028)	(1,841)	(1,515)	(1,428)	(1,355)	(1,216)	(1,493)	(2,187)
Interest income	240	131	567	48	46	63	76	201
Other income (expense), net	10	8	2	4	7	9	(12)	401

Income (loss) before income taxes	(2,019)	4,863	7,762	6,526	7,484	6,488	14,330	17,723
Income tax benefit (expense)	903	(1,360)	(3,082)	(2,485)	1,587	(2,526)	(5,807)	(5,914)

Net income (loss)	$(1,116)	$3,503	$4,680	$4,041	$9,071	$3,962	$8,523	$11,809

The following table presents our unaudited quarterly consolidated results of operations for the eight quarters ended September 30, 2010 as a percentage of revenues. You should read this table in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus.

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009	2009	2010	2010	2010
	(in thousands)

Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	91.1%	92.4%	92.9%	92.3%	91.8%	92.5%	94.7%	93.6%
Product and other revenues	8.9	7.6	7.1	7.7	8.2	7.5	5.3	6.4

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of subscription revenues	20.0	18.3	18.3	17.6	17.4	17.9	15.1	14.2
Cost of product and other revenues	4.1	2.9	2.4	2.4	3.2	2.3	1.7	1.5

Total cost of revenues	24.1	21.2	20.7	20.0	20.6	20.2	16.8	15.7

Gross profit	75.9	78.8	79.3	80.0	79.4	79.8	83.2	84.3
Operating expenses:
Technology and development	18.1	16.7	15.9	16.0	15.9	15.4	13.4	13.3
Marketing and advertising	30.0	28.0	27.6	25.0	28.9	34.9	32.9	30.4
General and administrative	15.1	14.2	12.4	18.0	13.3	12.0	10.8	11.5
Amortization of acquired intangible assets	11.3	7.6	7.4	7.1	6.7	5.7	4.9	4.8

Total operating expenses	74.5	66.5	63.3	66.1	64.8	68.0	62.0	60.0

Income (loss) from operations	1.4	12.3	16.0	13.9	14.6	11.8	21.2	24.3
Other income (expense):
Interest expense	(5.7)	(3.5)	(2.8)	(2.5)	(2.2)	(1.8)	(2.1)	(2.8)
Interest income	0.5	0.3	1.0	0.1	0.1	0.1	0.1	0.3
Other income (expense), net	—	—	—	—	—	—	—	0.5

Income (loss) before income taxes	(3.8)	9.1	14.2	11.5	12.5	10.1	19.2	22.3
Income tax benefit (expense)	1.7	(2.5)	(5.6)	(4.4)	2.6	(3.9)	(7.8)	(7.4)

Net income (loss)	(2.1)	6.6	8.6	7.1	15.1	6.2	11.4	14.9

Total revenues have increased sequentially over all quarters presented primarily due to increases in our subscription revenues from increases in the number of total subscribers.

Total cost of revenues has remained relatively consistent in absolute terms and has generally decreased as a percentage of revenues over the eight quarters presented.

Total operating expenses have fluctuated but have generally decreased as a percentage of revenue over the eight quarters presented. General and administrative expenses in the quarter ended September 30, 2009 include a $2.3 million charge arising from the settlement of a claim related to a content index.

Our net income (loss) has fluctuated over the quarters presented for the reasons discussed above, as well as changes in our effective tax rate.

The following table presents certain unaudited other data and other financial data for the eight quarters ended September 30, 2010. For additional information, please see the discussion of adjusted EBITDA and free cash flow in “Summary Consolidated Historical Financial Data — Definitions of Other Financial Data.”

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009	2009	2010	2010	2010
	(dollars in thousands, except subscriber acquisition cost and average monthly revenue per subscriber)

Other Financial Data:
Adjusted EBITDA	$13,583	$16,504	$18,443	$17,931	$18,707	$17,013	$25,270	$29,025

Free cash flow	3,694	8,048	6,704	9,096	5,765	11,410	14,446	20,148

Stock-based compensation expense included in:
Cost of subscription revenues	$20	$29	$32	$17	$18	$28	$49	$57
Technology and development	341	475	360	388	408	397	490	550
Marketing and advertising	74	88	81	104	97	68	118	204
General and administrative	728	934	804	953	686	511	605	464

Total stock-based compensation expense	$1,163	$1,526	$1,277	$1,462	$1,209	$1,004	$1,262	$1,275

Other Data:
Total subscribers	913,683	959,411	990,959	1,028,180	1,066,123	1,211,978	1,310,562	1,376,974
Gross subscriber additions	143,769	188,561	160,394	159,795	165,241	279,100	290,589	251,738
Monthly churn	4.0%	4.3%	3.8%	3.6%	3.6%	3.3%	4.3%	4.0%
Subscriber acquisition cost	$79.26	$62.23	$73.27	$70.55	$85.21	$69.57	$74.04	$81.58
Average monthly revenue per subscriber	$16.45	$16.46	$16.42	$16.48	$16.67	$16.70	$18.02	$17.75

The following table presents a reconciliation of adjusted EBITDA and free cash flows to net income (loss), the most comparable GAAP measure, for the eight quarters ended September 30, 2010. For additional information, please see the discussion of adjusted EBITDA and free cash flow in “Summary Consolidated Historical Financial Data — Definitions of Other Financial Data.”

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009	2009	2010	2010	2010
	(in thousands)

Reconciliation of adjusted EBITDA and free cash flow to net income (loss):
Net income (loss)	$(1,116)	$3,503	$4,680	$4,041	$9,071	$3,962	$8,523	$11,809
Interest expense, net	2,788	1,710	948	1,380	1,309	1,153	1,417	1,986
Income tax (benefit) expense	(903)	1,360	3,082	2,485	(1,587)	2,526	5,807	5,914
Depreciation expense	2,579	2,643	2,687	2,762	2,844	2,864	2,740	2,751
Amortization expense	7,607	5,770	5,771	5,805	5,868	5,513	5,509	5,691
Stock-based compensation	1,163	1,526	1,277	1,462	1,209	1,004	1,262	1,275
Other (income) expense, net	(10)	(8)	(2)	(4)	(7)	(9)	12	(401)
Impairment of intangible assets	1,475	—	—	—	—	—	—	—

Adjusted EBITDA	$13,583	$16,504	$18,443	$17,931	$18,707	$17,013	$25,270	$29,025

Capitalization of content database costs	(2,582)	(1,786)	(1,886)	(2,183)	(3,543)	(2,792)	(2,349)	(3,393)
Capital expenditures	(4,263)	(2,605)	(3,546)	(1,415)	(5,796)	(1,407)	(2,221)	(4,269)
Cash paid for interest	(2,862)	(4,028)	(1,388)	(1,208)	(1,116)	(1,001)	(476)	(1,051)
Cash paid for income taxes	(182)	(37)	(4,919)	(4,029)	(2,487)	(403)	(5,778)	(164)

Free cash flow	$3,694	$8,048	$6,704	$9,096	$5,765	$11,410	$14,446	$20,148

Liquidity and Capital Resources

As of September 30, 2010, we had $180.1 million of total liquidity, comprised of $64.1 million in cash and cash equivalents, $16.0 million in short-term investments and the ability to borrow $100.0 million under our new revolving credit facility. Cash and cash equivalents are comprised of high quality investments including money market funds. Short-term investments are classified as available-for-sale and are held in high quality investments including U.S. government agency securities with maturities less than a year. Note 2 of the accompanying notes to our consolidated financial statements describes further the composition of our cash and cash equivalents and short-term investments. Note 6 to our consolidated financial statements describes further the terms of our new revolving credit facility.

As of December 31, 2009, we had $110.3 million of total liquidity, comprised of $66.9 million in cash and cash equivalents, $33.3 million in short-term investments and the ability to borrow $10.0 million under the revolving portion of our previous credit facility. Note 2 of the accompanying notes to our consolidated financial statements describes further the composition of our cash and cash equivalents and short-term investments. As of December 31, 2009, our borrowings under the term loan portion of our previous credit facility were $100.0 million.

In December 2007, Spectrum Equity Investors contributed cash and equity with an aggregate value of $138.6 million and we entered into a credit facility that included a $140.0 million term loan as part of a larger transaction, which we refer to as the Spectrum investment. On November 4, 2009, we commenced our initial public offering and completed the offering on November 10, 2009. We received net proceeds of $47.8 million from the offering, after deducting the underwriting discounts and commissions and offering expenses payable by us. Except for our initial public offering, we have funded our operations primarily from cash flows from operations during the last five years, which has satisfied all of our cash requirements.

On September 9, 2010, we terminated and paid in full the $76.2 million outstanding under our previous credit facility from cash on hand, including the proceeds from our initial public offering. Also on September 9, 2010, in connection with the payoff of the previous credit facility, we entered into a new three-year $100.0 million principal amount senior secured revolving credit facility with Bank of America, N.A., as administrative agent, and certain other financial institutions. Our new revolving credit facility includes a $5.0 million sublimit for the issuance of letters of credit and a $7.0 million sublimit for swingline loans. As of November 8, 2010, we have not drawn any funds under the new credit facility.

Our primary uses of cash include operating costs such as personnel-related expenses, marketing and advertising, payments related to long-term debt, capital expenditures related to equipment and database content costs, business acquisitions, expansion of new markets and businesses and Web hosting costs. Our future capital requirements may vary materially from those now planned and will depend on many factors, including:

•	the development of new services;

•	market acceptance of our services;

•	the levels of advertising and promotion required to retain and acquire subscribers;

•	the launch of additional services and improvement of our competitive position in the marketplace;

•	the level of new content acquisition required to retain and acquire subscribers;

•	the expansion of our development and marketing organizations;

•	our engaging in additional potential business acquisitions;

•	our ability to integrate and operate acquired businesses;

•	future potential stock repurchases by us;

•	the building of infrastructure necessary to support our growth; and

•	our relationships with subscribers and vendors.

We expect to use $25.0 million from our cash on hand to fund the repurchase of shares described in this prospectus.

We have experienced increases in our expenditures in connection with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future. We expect cash on hand, internally generated cash flow, and available credit from our new credit facility will provide adequate funds for operating and recurring cash needs (e.g., working capital, and capital expenditures) for at least the next 12 months.

Summary cash flow information for cash and cash equivalents and short-term investments for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2009 and 2010 is set forth below. For the purpose of this cash flow analysis, we have included our highly liquid short-term investments, which we believe we can readily convert to cash on a short-term basis. We consider cash, cash equivalents and short-term investments in evaluating our overall cash position.

	Predecessor	Successor
	Period from	Period from
	January 1, 2007	December 6,
	Through	through	Year Ended	Year Ended	Nine Months Ended
	December 5,	December 31,	December 31,	December 31,	September 30,
	2007	2007	2008	2009	2009	2010
			(in thousands)
Net cash and cash equivalents and short-term investments provided by (used in):
Operating activities	$31,311	$6,222	$55,245	$67,604	$51,736	$87,555
Investing activities	(21,163)	(281,505)	(20,586)	(22,760)	(13,421)	(24,168)
Financing activities	(11,615)	245,831	(6,814)	15,348	(17,843)	(83,603)
Effect of changes in foreign currency exchange rates on cash and cash equivalents and short-term investments	—	—	—	—	—	33
Increase (decrease) in cash and cash equivalents and short-term investments	$(1,467)	$(29,452)	$27,845	$60,192	$20,472	$(20,183)

Cash Flow Analysis

Sources and Uses of Cash

For the nine months ended September 30, 2010, our cash and cash equivalents and short-term investments decreased $20.2 million to $80.1 million, as compared to an increase of $20.5 million in the nine months ended September 30, 2009. Net cash provided by operating activities was used primarily for debt repayments, business acquisitions and investments in capital equipment and content databases.

Cash and cash equivalents and short-term investments increased by $60.2 million to $100.3 million in the year ended December 31, 2009 as compared to an increase of $27.8 million in the year ended December 31, 2008. Cash and cash equivalents and short-term investments were $40.1 million at December 31, 2008 compared to $12.3 million at December 31, 2007. Cash and cash equivalents and short-term investments decreased $1.5 million in the predecessor period from January 1, 2007 through December 5, 2007 and decreased $29.5 million in the successor period from December 6, 2007 through December 31, 2007. During the three-year periods, net cash provided by operating activities was used for debt repayments, investments in capital, content database costs and the Spectrum investment.

Net Cash Provided by Operating Activities

For the nine months ended September 30, 2010, net cash provided by operating activities was $87.6 million, an increase of $35.8 million compared to the nine months ended September 30, 2009. Net cash provided by operating activities consists of net income as adjusted for non-cash expenses and changes in operating assets and liabilities. For the nine months ended September 30, 2010, our net income totaled $24.3 million, an increase of $12.1 million as compared to the nine months ended September 30, 2009. Our non-cash expenses, including depreciation, amortization of content database costs, amortization of acquired intangible assets, amortization of deferred financing costs, stock-based compensation and deferred income taxes, totaled $32.0 million, an increase of $2.9 million over the nine months ended September 30, 2009. Our net cash provided by changes in operating assets and liabilities excluding deferred revenue totaled $11.7 million, an increase of $9.9 million. The change in our deferred revenue, which represents cash received from subscribers but not yet recognized in revenue, totaled $19.6 million, an increase of $10.9 million over the nine months ended September 30, 2009. The change in deferred revenue increased primarily due to the growth in subscribers and the increase in the proportion of premium packages over basic packages partially offset by a change in proportion from annual to monthly subscriptions.

For the year ended December 31, 2009, net cash provided by operating activities was $67.6 million. Net cash provided by operating activities consists of net income as adjusted for non-cash expenses and an increase in our deferred revenue balance. Net income was $21.3 million for the year ended December 31, 2009. Non-cash expenses, including depreciation, amortization of content database costs, amortization of acquired intangible assets, stock-based compensation and amortization of deferred financing costs, totaled $40.5 million for year ended December 31, 2009 for a decrease of $7.3 million from the year ended December 31, 2008. Additionally, an increase in deferred revenue of $8.5 million for cash received from subscribers, but not yet recognized in revenue, contributed to the cash provided by operating activities. Net cash provided by operating activities increased $12.4 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase in cash provided by operating activities was due primarily to an increase in net income.

For the year ended December 31, 2008, net cash provided by operating activities was $55.2 million. Net income was $2.4 million for the year ended December 31, 2008. Non-cash expenses, including depreciation, amortization of content database costs, amortization of acquired intangible assets, stock-based compensation, impairment of content database costs and amortization of deferred financing costs, totaled $47.8 million. Additionally, an increase in deferred revenue of $4.4 million for cash received from subscribers, but not yet recognized in revenue, contributed to the cash provided by operating activities. The increase in cash provided by operating activities in 2008 of $17.7 million was due primarily to an increase in non-cash amortization of $21.0 million which had the effect of reducing net income, without reducing cash.

Net Cash Used in Investing Activities

For the nine months ended September 30, 2010, net cash used in investing activities totaled $24.2 million, an increase of $10.7 million as compared to the nine months ended September 30, 2009. Net cash used in investing activities consisted of business acquisitions and investments in capital equipment and content databases. The increase in net cash used in investing activities was due to $8.1 million in cash used to acquire Genline and ProGenealogists and increased purchases of capital equipment and content databases.

For the year ended December 31, 2009, net cash used in investing activities totaled $22.8 million and consisted of investments in capital equipment and content database costs. Net cash used in investing activities increased $2.2 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase in net cash used in investing activities is primarily due to increased purchases of capital equipment during the year ended December 31, 2009.

For the year ended December 31, 2008, net cash used in investing activities totaled $20.6 million and consisted of investments in capital equipment and content database costs. Acquisition of capital equipment remained relatively constant and the investment in content database costs modestly declined between 2008 and 2007. The successor period from December 6, 2007 through December 31, 2007 included $279.5 million of cash outflows related to the Spectrum investment.

Net Cash Provided by or Used in Financing Activities

For the nine months ended September 30, 2010, net cash used in financing activities totaled $83.6 million, an increase of $65.8 million as compared to the nine months ended September 30, 2009. Net cash used in financing activities consisted primarily of principal payments on long-term debt of $100.0 million partially offset by proceeds from stock option exercises of $9.5 million and excess tax benefits from stock-based compensation of $7.6 million.

For the year ended December 31, 2009, net cash provided by financing activities totaled $15.3 million and consisted primarily of net proceeds from our initial public offering in November 2009 and to a lesser extent proceeds from stock option exercises partially offset by net cash uses of principal payments on long-term debt and, to a lesser extent, payments to repurchase common stock. Net cash provided by financing activities increased $22.1 million in the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase was due to net proceeds from the company’s initial public offering of $47.8 million partially offset by increased debt principal payments of $26.0 million, which included a $10.9 million excess cash flow payment that was made in May 2009 and an additional principal payment of $12.5 million in November 2009 as a result of the initial public offering, in addition to the regularly scheduled principal payments.

For the year ended December 31, 2008, net cash used in financing activities totaled $6.8 million and consisted primarily of principal payments on long-term debt and to a lesser extent repurchases of common stock, partially offset by stock option exercises. The successor period from December 5, 2007 through December 31, 2007 includes cash inflows of $136.1 million of proceeds from the issuance of long-term debt and $109.8 million of proceeds from the issuance of common stock in connection with the Spectrum investment. Between 2008 and 2007, principal payments on long-term debt decreased $8.0 million.

Contractual Obligations

The following table summarizes our principal contractual obligations as of December 31, 2009:

		Payments Due by Period
		Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years
			(in thousands)

Long-term debt(1)	$100,025	$28,416	$71,609	$—	$—
Interest on long-term debt(1)(2)	8,133	3,412	4,721	—	—
Operating leases	12,129	2,420	4,285	3,213	2,211

Total contractual cash obligations(3)	$120,287	$34,248	$80,615	$3,213	$2,211

(1)	On September 9, 2010, our long-term debt was paid in full. See Note 6 to our consolidated financial statements for further details.
(2)	Interest on Long-Term Debt represented estimated quarterly interest payments that assumed that interest rates in effect at December 31, 2009 would remain constant and all debt would be outstanding until its due dates. As our long-term debt had variable interest rates, actual payments varied due to changes in LIBOR and prime.
(3)	Amounts exclude uncertain tax position liability of $0.6 million, for which timing of payments are not determinable.

Outstanding purchase orders, which represent authorizations to purchase goods and services that are not legally binding, are not included in contractual obligations. We believe current cash balances, cash generated by future operating activities, and cash available under our current credit facility will be sufficient to meet our contractual cash obligations and other operating cash requirements in 2010.

Long-Term Debt

On September 9, 2010, we terminated and paid in full the $76.2 million outstanding under our previous credit facility from cash on hand, including the proceeds from our initial public offering. Also, on September 9, 2010, in connection with the payoff of the previous credit facility, we entered into a new three-year $100.0 million principal amount senior secured revolving credit facility with Bank of America, N.A., as administrative agent and certain other financial institutions. The new credit facility includes a $5.0 million sublimit for the issuance of letters of credit and a $7.0 million sublimit for swingline loans. As of November 8, 2010, we have not drawn any funds under the new credit facility.

Interest under the new credit facility is variable generally based on LIBOR or the base rate (defined as the highest of (a) the Federal Funds Rate plus 0.50%, (b) the Bank of America prime rate and (c) the Eurodollar rate plus 1.00%), plus a margin based on our consolidated leverage ratio. Each swingline loan will bear interest at the base rate plus a margin.

The new credit facility matures September 9, 2013 and is secured by a first-priority security interest in all of the capital stock of our wholly-owned domestic subsidiaries and 65% of the capital stock in our material foreign subsidiaries as well as our currently owned and hereafter acquired real and personal property assets, as well as those of our wholly-owned domestic subsidiaries. Borrowings under the new credit facility may be used to finance the on-going working capital needs of the company and its subsidiaries and for general corporate purposes, including permitted business acquisitions and capital expenditures.

The new credit facility contains financial and other covenants, including but not limited to, limitations on indebtedness, liens, mergers, asset sales, dividends and other payments in respect of equity interests, capital expenditures, investments and affiliate transactions (subject to qualifications and baskets) as well as a minimum fixed charge coverage ratio and a maximum senior secured leverage ratio. A violation of these covenants or the occurrence of certain other events could result in a default permitting the termination of the lenders’ commitments under the credit facility and/or the acceleration of any loan amounts then outstanding. We were in compliance with all financial and other covenants at September 30, 2010. Note 6 to our consolidated financial statements describes further the terms of the new credit facility.

Operating Leases

We have entered into various non-cancelable operating lease agreements for our offices and distribution centers globally with original lease periods expiring through 2016. We recognize rent expense on our operating leases on a straight-line basis beginning at the commencement of the lease.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. Accordingly, we are not subject to financing, liquidity, market risk, or credit risk arising due to off-balance sheet arrangements.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we agree to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments. In addition, we have indemnification agreements with our directors and certain of our executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations may vary.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate and foreign currency exchange risks.

On September 9, 2010, we terminated and paid in full the $76.2 million outstanding under our previous credit facility from cash on hand, including the proceeds from our initial public offering. Until such time as we draw down on our new credit facility, our exposure to interest rate risk is minimal. As of December 31, 2009, we had outstanding floating-rate term loan debt under our previous credit facility of $100.0 million, $28.4 million of which was then current. Under our previous credit facility, we were required to maintain one or more interest rate swap or cap agreements for the aggregate amount of $90.0 million through December 2010. Accordingly, we became party to an interest rate cap agreement that effectively fixed the LIBOR rate on $90.0 million of principal value of our outstanding term loans at 6%. As of December 31, 2009, the fair value of the interest rate cap was nominal. This agreement expires on December 31, 2010. For further information on the interest rate cap, see Note 6 of the accompanying notes to our consolidated financial statements.

A hypothetical interest rate change of 1% on our previous credit facility would have changed interest incurred for the year ended December 31, 2009 by $1.2 million. A hypothetical interest rate change of 1% on our previous interest rate cap agreement would not have materially changed the fair value of the interest rate cap at December 31, 2009.

We have an investment policy with the objective to minimize the market risk exposure of our cash equivalents and short-term investments, which are affected by credit quality and movements in interest rates. This policy focuses on managing liquidity and preserving principal and earnings.

Our cash equivalents are primarily held for liquidity purposes and are comprised of high quality investments including qualified money market funds. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. Our short-term investments are classified as available for sale and are held in high quality investments including U.S. government agencies with maturities of less than a year. A change in interest rates of 1% would result in a change in fair value of these securities of $0.3 million. A change in interest rates for cash equivalents and short-term investments of 1% would have a change in interest income of $1.0 million.

The carrying amount of cash and cash equivalents, short-term investments, trade receivables and other current assets approximates fair value due to the short-term maturities of these instruments. The fair values of all other financial instruments, including debt, approximate their book values as the instruments are short-term in nature or contain market rates of interest.

We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than the United States dollar. We pay the majority of our non United States dollar expenses from revenues earned in the relevant currency. Our profits earned in foreign currencies may therefore be subject to foreign currency risk. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

In connection with the acquisition of Genline, we entered into a forward contract to purchase 53 million Swedish kronor. We entered into the forward contract to lock in the amount of U.S. dollars required to settle the transaction and acquire Genline. We did not qualify the contract for hedge accounting and therefore the fair value gains and losses on the contract are recorded in net income. In July 2010, the forward contract was settled resulting in a gain of approximately $0.4 million.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards were effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. The adoption of the new standards did not have an impact on our consolidated financial position, results of operations and cash flows.

In October 2009, the FASB issued new revenue recognition standards for arrangements with multiple deliverables. The new standards permit entities to use management’s best estimate of selling price to value individual deliverables when those deliverables do not have vendor specific objective evidence of fair value or when third-party evidence of selling price is not available. Additionally, these new standards modify the manner in which the selling price is allocated across the separately identified deliverables by no longer permitting the residual method of allocating the selling price. The requirements of these new standards are to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. We do not expect that the adoption of these standards will have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

Mission

Ancestry.com’s mission is to help everyone discover, preserve and share their family history.

Overview

Ancestry.com is the world’s largest online family history resource, with nearly 1.4 million paying subscribers around the world as of September 30, 2010. We have been a leader in the family history market for over 20 years and have helped pioneer the market for online family history research. We believe that most people have a fundamental desire to understand who they are and from where they came, and that anyone interested in discovering, preserving and sharing their family history is a potential user of Ancestry.com. We strive to make our service valuable to individuals ranging from the most committed family historians to those taking their first steps towards satisfying their curiosity about their family stories.

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We provide ongoing value to our subscribers by regularly adding new historical content, enhancing our Web sites with new tools and features and enabling greater collaboration among our users through the growth of our global community. Our revenues have increased from $140.3 million in 2005 to $224.9 million in 2009, a compound annual growth rate of 12.5%. The compound annual growth rate of revenues from our Ancestry.com Web sites from 2005 to 2009 was approximately 17%.

Industry Background

Societies around the world have historically documented the names, dates and places associated with important events of their citizenry. For example, parish records in the United Kingdom date back to the early sixteenth century. Civil and religious bodies have recorded census, birth, marriage and death data. Our societies have documented immigration and international travel, preserved the war records of our veterans and recorded data regarding business and real property transactions. Newspapers and private organizations have documented the daily lives of our ancestors. Throughout the world, in archives maintained by national, regional and local governments, religious institutions and historical societies, there are massive quantities of records and documents that tell us about the lives of our ancestors. Beyond these institutional sources of content, there is a tremendous amount of rich family and historical content stored in personal archives and collections.

While many document archives are open to the public, the vast, dispersed and disorganized nature of these data collections has made researching family history a time consuming, painstaking and expensive endeavor. Therefore, it has been difficult for individuals to fulfill their desire to learn about their family history. Records relevant to researchers have been kept primarily in paper and microfilm form and have been dispersed among government bodies, private collections and individuals. Furthermore, these records have often been poorly indexed, requiring a researcher to sift through unknown quantities of data to identify the few key pieces of information relevant to his or her family tree. Only the most passionate of family historians has had the time, resources and will to engage substantively in such research. Even more challenging for family historians in nations with substantial growth resulting from immigration, such as the United States, Canada and Australia, gaining access to information about ancestors more than a few generations back has often required searching for records in other countries and in other languages. As a result, a researcher can spend years piecing together information about a single individual in a family tree.

Despite these challenges, many people have been interested in pursuing family history research. Over the years, various businesses were established to serve this community of family history enthusiasts. These businesses were generally limited to offering specialized family history products or services such as research guides, reference works, vanity press publications or professional genealogist research services. Until recently, the industry was highly fragmented and not readily accessible to the large universe of people interested in discovering their family history.

The introduction of Web-based technologies greatly enhances opportunities for engaging in family history research by enabling new ways of searching and organizing family data, as well as significantly easier communication and networking. The aggregation of data online substantially reduces the need for researchers to travel in search of discrete records, thereby reducing the significant time and expense of family history research. Moreover, the ability to search digitized content, when properly categorized and indexed, allows researchers to access data more efficiently than browsing paper documents and microfilm offline. Collaboration through the Internet further enriches family history research, as researchers can more easily share their findings, consult with one another and engage in debates as new evidence continuously unfolds. All of this makes family history research more accessible to a broader group of people.

Despite the opportunities offered by the Internet, there are numerous obstacles that inhibit companies from successfully leveraging Web-based technologies for family history research. These obstacles include:

Consumer Challenges

Consumers are Often not Aware of Family History Research Data Availability.  Though most people have an interest in their family history, many are not aware that relevant data about their own ancestors may be available and easily discoverable online.

Family History Research is Perceived to be a Daunting Task, and Consumers Need Assistance.  Consumers typically feel they do not know enough about their ancestors to begin the research process or do not know what resources are available to begin researching their family history. Consumers need guidance with their family history research.

Consumers Want a Comprehensive Easy-To-Use Solution.  We believe that simply providing records online does not present a sufficiently compelling value proposition for consumers. Consumers want an easy-to-use interface to perform searches that provide quick and relevant results. They also want to be able to preserve their family histories and organize them into cohesive narratives, which can include hundreds of individuals and thousands of records. Moreover, consumers want to easily share their data with others.

Family History Collaboration has been Difficult.  Consumers greatly benefit from leveraging the ongoing searches and discoveries of other people. However, most offline and online family history research tools are tailored towards individual-based searches for specific records. The very nature of a family tree means that everyone is connected to dozens, hundreds or even thousands of relatives by just a single ancestor, depending on how many generations separate us from that ancestor. Connecting to and communicating with these relatives can greatly aid family history research.

Business Challenges

Content Digitization and Indexing is Difficult, Requiring a Significant Investment of Time, Money and Technology to Scale.  Historical records typically exist in physical formats such as paper and microfilm. Digitizing such records requires identifying, securing rights to and then acquiring the physical materials in order to scan them. Records are often handwritten, making them difficult to scan and index accurately using automated optical character recognition scanning technologies. Because of these difficulties, it is often necessary to use special scanning techniques to obtain a clear image and to manually transcribe records to create a searchable index.

Digital Search for Family Records is Challenging and Complicated.  Most search engines are not designed to deal with the specific challenges of searching digital records for family history purposes. Delivering optimal search results requires advanced search technology designed to deal with incomplete information, record errors and cultural, phonetic and other variances in names, dates and places. An effective family history search engine must be able to search both structured data, like census rolls and military records, as well as unstructured data, such as newspapers and other free form text.

Network Scale is Needed for Collaboration and Community.  Web sites without a critical mass of users generally lack the scale to create the network effect that is beneficial to a rewarding user experience. Network and community scale allows users to connect with one another, collaborate and leverage the community’s collective research efforts.

The Ancestry.com Solution

Ancestry.com is the recognized leader in the family history market and an innovator in the development of Web-based solutions to aid family history research. Through the design and development of a unique consumer Internet application and underlying proprietary technologies, substantial investment in content and the aggregation of network scale, we are revolutionizing how people discover, preserve and share their family history. Our solution includes:

Consumer Benefits

Easy-to-Use Web Site.  Our technology platform makes family history research and networking easier, more enjoyable and more rewarding. We seek to make Ancestry.com relevant and easy to use for both new and experienced subscribers, and we continue to advance our online tools to help our subscribers efficiently search our content, organize their research, collaborate with others and share their stories.

Easy Access to Comprehensive Data Sources.  We have aggregated and organized a comprehensive collection of historical records, with particular emphasis on records from the United States, the United Kingdom, Canada and Australia. Our technologies allow subscribers to locate relevant family history records quickly and easily, resulting in a rewarding experience for new subscribers and experienced family historians alike. Subscribers input information that they know about their relatives, however limited, and can immediately view the vast content sources available to populate their family trees. Our proprietary record hinting technology suggests content to our subscribers, alerting them through “hints” delivered online and by email of potential matches to further populate their trees from our company-acquired and user-generated content. We believe that these personalized hints can substantially advance our subscribers’ research quickly and effectively, thereby making their experience more rewarding.

Valuable Community.  Our community of family history enthusiasts is a significant component of our subscription value proposition. Our subscribers can collaborate, contribute content and assist each other with family history research. The publicly available family trees created by our registered users can provide new subscribers with a substantial head start researching their families and the opportunity to connect with relatives interested and engaged in the discovery and preservation of a shared family lineage.

Competitive Advantages

Proprietary Technology Platform Provides Robust Search Capability and Ease of Use.  We have built a scalable, proprietary technology platform. Our search technology is designed to deal with the inherent difficulties of searching historical content. Our record hinting technology uses a real-time algorithmic analysis to locate and push relevant content to our registered users. Our digitization and indexing processes streamline the complex and time-consuming task of putting historical records online. Our Web site technology makes it easy for registered users to upload their own records to their family trees, thereby making those records searchable by others.

Extensive and Accessible Content Collection.  We have digitized and indexed the largest online collection of family history records in the world, with collections from the United States, the United Kingdom, Canada and Australia, as well as Sweden, Germany, France, Italy and China. We have invested approximately $95 million to date in making this content available to our subscribers and continue to invest a substantial amount of time and money to acquire or license, digitize, index and publish additional records for our subscribers. In total, our collections represent over six billion records. We have amassed a large collection of national, state, local and private historical records, including census, birth, marriage, death, immigration, naturalization, court, probate, land and military records, as well as directories and member lists, historic maps, slave narratives, family and local histories and newspapers and periodicals.

Community of Dedicated and Highly Engaged Subscribers Enhances Our Value Proposition.  We have an active and dedicated community of subscribers. We believe our online community is highly valuable to our subscribers, because the ever expanding pool of user-generated content and collaboration and sharing opportunities can significantly enhance the family history research process. Our registered users have created over 20 million family trees containing two billion profiles. They have uploaded and attached to their trees over 45 million photographs, scanned documents and written stories. Users have made over 85% of the trees on our Web sites public, along with associated user-generated content, making these trees searchable and viewable by the full Ancestry.com subscriber community. In addition, as of September 30, 2010, our subscribers have attached over 700 million records to their family trees from our company-acquired content collection, a process that is helping further organize this collection by associating specific records with people in family trees. In addition, we offer Ancestry.com Member Connect service, a collaboration network that allows our subscribers to more easily connect, communicate and collaborate with distant relatives who are researching common ancestors. We believe that as our network of registered users grows, and more registered users submit content and connect with each other to share their findings, our value proposition to our subscribers will increase.

Growth Strategy

Our goal is to remain the leading online resource for family history and to grow our subscriber base in the United States and around the world by offering a superior value proposition to anyone interested in learning more about their family history. Our plan to achieve long-term and sustainable growth is to increase our subscriber base in the United States and around the world by serving our loyal base of existing subscribers, by attracting new subscribers and by expanding the market to new consumers. In pursuit of these goals, we will continue to focus on the following objectives:

Continue to Build Our Premium Brand and Drive Category Awareness.  We continue to expand and improve our consumer marketing activities in the United States, which we believe have substantially increased our brand awareness. As part of our marketing efforts, we have again purchased product integration in the television show “Who Do You Think You Are?” in the United States, which originally premiered on NBC primetime television in March 2010 and is scheduled to air again in the 2010-2011 season. We believe that the program will continue to increase awareness of the family history category and our brand. We believe that continued investments in broadcast media and consumer marketing will allow us to enhance our premium brand, increase awareness of the family history category and enhance our ability to acquire new subscribers.

Further Improve Our Product and User Experience.  We believe that investments in our product platform can make family history research easier, more enjoyable and more accessible. We continuously seek to advance and improve our core search and hinting technologies, our document image viewer, our family tree building and viewing experience and our sharing and publishing capabilities. We believe that we can leverage the latest Web technologies to further transform the way people discover family history online.

Regularly Add New Content.  A vast universe of historical records around the world is yet to be digitized, and we intend to continue to expand our collection of digital historical records. We will seek to maintain and extend our existing relationships with archives and other holders of content throughout the world and to find new sources of unique family history content. We also plan to continue to promote the growth of user-generated content by making the Ancestry.com Web sites even better places to upload and share personal family history documents and memories.

Enhance Our Collaboration Technologies.  With nearly 1.4 million subscribers around the world as of September 30, 2010, we believe that we have the scale to further expand our unique family history collaboration network and to help relatives share insights and discoveries about common ancestors. We believe that collaboration is a fundamental part of family history research and that social networking technologies applied to family history research can provide our subscribers with even greater value. We intend to make family history research more collaborative and appealing to a larger market.

Grow Our Business Internationally.  We have well-established and growing businesses in the United States, the United Kingdom, Canada and Australia. We believe that our business model of digitizing historical content and making records available online has appeal in multiple markets around the world, and we will seek to implement this model in other international markets, as we have recently done with our acquisition of Genline in Sweden. In the third quarter of 2009, we launched Mundia.com, a product intended for markets where we do not have a presence. Mundia.com will leverage our existing technologies and user-generated content to power a lower-priced family history networking Web experience.

We believe our previous investments in technology and content have provided a foundation for a scalable business model that will help us to increase our margins over the long term and effectively manage our costs while growing our business. However, we expect to continue to devote substantial resources and funds to improving our technologies and service offerings and acquiring new and relevant content, and also to expanding awareness of our brand and category through marketing, which may reduce our margins in the near term.

Ancestry.com Web sites

Ancestry.com.  On Ancestry.com, subscribers can efficiently search through birth, marriage and death records, census records, immigration documents, photographs, maps, military records, personal narratives and newspapers. Our collection includes the digitized United States Federal Census available from 1790 to 1930 and immigration records, including passenger lists from ships arriving at United States ports from 1820 to 1960, including Ellis Island. Our subscribers can also access records from specialized databases, such as military records dating from the seventeenth century to the end of the Vietnam War, our African-American records collection, including slave narratives, our Jewish history collection, including Holocaust survivor lists, and our Native American collection, including applications for enrollment in the Five Civilized Tribes. In addition, subscribers to Ancestry.com have access to a global collection of records from the United Kingdom, Canada and Australia, including United Kingdom and Canadian census collections and baptism, marriage, death and burial records from the London Metropolitan Archives, as well as records from Sweden, Germany, France, Italy and China.

Registered users can create family trees and attach their own records to those trees. Subscribers can search company-acquired and user-generated content and attach relevant records from our content collections to individuals in their family trees. Users have made over 85% of the trees on Ancestry.com public, along with associated user generated content, offering many subscribers a substantial head start in their family history research by allowing them to populate their own trees with information collected by registered users with common ancestry. Our users attached an average of nearly eight million records per week to their trees and accepted an average of nearly nine million hints per week for the quarter ended September 30, 2010, compared to an average of four million records per week and an average of four million hints per week in the quarter ended September 30, 2009.

Our Member Connect service is a family history collaboration network that connects subscribers who share common ancestors. This collaboration network facilitates the sharing of insights and discoveries among distant and close relatives and creates a social component to the Ancestry.com subscriber experience. Subscribers and registered users can also share their family trees and research with friends and relatives. Users can invite others to help build their trees and upload user-generated content of their own. In addition, our users have access to an online learning center, technical support, educational webinars and community message boards.

We offer two subscription packages on Ancestry.com, U.S. Deluxe and World Deluxe, and subscribers primarily choose annual or monthly subscription periods. Registered users who are not subscribers can create free family trees online, can upload family photos, stories and documents to their tree, and will receive hints to relevant records from our content collections. Subscribers to our U.S. Deluxe package gain unlimited access to the complete United States collection of records, including the ability to view images of original records. They also can communicate and collaborate with other members of the subscriber network. Our World Deluxe plan includes unlimited access to all of the content on our Ancestry.com Web sites, including the content from our U.S. Deluxe plan plus our global collection of records.

We offer new registered users a 14-day free trial. We charge a subscriber the full period subscription amount at the beginning of each subscription period. All subscriptions renew automatically unless cancelled, which can be done easily online or by telephone. Our primary United States pricing plans are:

Product	Monthly	Annual

U.S. Deluxe	$19.95/month	$155.40/year
World Deluxe	$29.95/month	$299.40/year

International Ancestry.com Web sites.  Generally, our international Ancestry.com Web sites are modeled on our United States Ancestry.com Web site and offer similar services in the local market language, including family tree creation, collections of digitized historical records obtained from local market archival sources, as well as user-generated content. We currently operate country-specific Ancestry.com Web sites for eight countries, in addition to the United States — the United Kingdom, Canada, Australia, Sweden, Germany, France, Italy and China. We offer country-specific subscriptions, tailored to the local market, and World Deluxe subscriptions on each of our international Ancestry.com Web sites.

Other Products and Web sites

Family Tree Maker.  Family Tree Maker is the leading family history desktop software on the market, with over 1.6 million units distributed since 2004. Most Family Tree Maker versions include a limited subscription to the Ancestry.com Web site. Family Tree Maker is sold through retail stores and on our Web sites.

Ancestry.com DNA.  We sell DNA testing kits that help people learn more about their family history and ancient ancestry. The Paternal Lineage Test (Y-chromosome) matches a test-taker with genetic relatives who share a common paternal ancestor. The Maternal Lineage Test (mitochondrial DNA) provides information about maternal ancient origins.

Ancestry.com | Expert Connect.  Our Expert Connect product is a genealogist marketplace that connects people with professional genealogists around the world who can provide custom family history research. Services available range from the simple lookup of a specific record in a far-away courthouse to fully customized family histories prepared by a professional genealogist. Through a competitive bid and brokered offer process, people can engage experts across the globe to conduct personalized research. We earn a commission on each engagement. Our recent acquisition of the professional genealogy firm ProGenealogists reinforces our ability to serve our Expert Connect customers seeking dedicated, personal support in their family history research.

Footnote.com.  In October 2010, we acquired iArchives, a leading digitization service provider that also operates Footnote.com, a leading American history Web site. We believe that the acquisition will provide Ancestry.com with a complementary consumer brand, expanded content offerings and enhanced digitization and image-viewing technologies.

Mundia.com.  Mundia.com is our global, multi-language family history networking service intended for markets in which we do not have a local presence. Mundia.com is designed to enable customers to efficiently collaborate and share family history content with others having common family histories and interests. While membership is currently free, we may initiate a lower-priced fee-based membership structure in the future.

Other Sites.  RootsWeb.com is a free genealogy community on the Internet. Genealogy.com is a legacy service that offers a collection of family and local histories, vital records content and military records, most of which are also available on Ancestry.com. Myfamily.com is a family networking service that provides families with a safe and secure “home on the Web” where they can share photos, videos, stories, news, calendars and family history insights. Jiapu.com is our China Web site focused on family networking and ancestral family history. Finally, on July 15, 2010, we acquired Genline, owner and operator of the Swedish family history Web site Genline.se, which increased our presence in the Swedish market.

Subscribers

Our subscribers range from the most committed family historians to those taking their first steps towards satisfying a simple curiosity about their family story, and we seek to make our service valuable to both groups. As of September 30, 2010, we had nearly 1.4 million subscribers, approximately two-thirds of whom reside in the United States.

Marketing and Advertising

Our marketing efforts are focused on three primary goals: retention of existing subscribers; conversion of registered users to subscribers; and acquisition of new subscribers and promoting our brand.

Retention Marketing.  Our retention marketing is focused on establishing and maintaining long-term and personalized relationships with our subscribers through on-site messaging and email, and through our subscriber support center. We seek to maximize retention and encourage subscribers to upgrade to premium packages by delivering a superior customer experience and value. We monitor subscription package mix and durations, payment processing, cancellation reasons, and overall subscriber satisfaction.

Conversion Marketing.  Our conversion marketing efforts are focused on converting registered users to paying subscribers through on-site messaging, email, targeted offers and compelling product features like record hinting.

Subscriber Acquisition and Brand Marketing.  We pursue a multi-channel subscriber acquisition and brand marketing program that includes television advertising, online display advertising, paid search, search-engine optimization, a broad affiliate network and public relations. Through our advertising, we seek to increase brand and category awareness and to attract new subscribers. We actively manage our media mix in order to maximize the efficiency of our marketing investment. As part of our marketing efforts, we have again purchased product integration in a United States version of the successful BBC series “Who Do You Think You Are?” that features American celebrities. This program premiered on NBC primetime television in the United States in March 2010, and NBC has announced a second season of “Who Do You Think You Are?” for the 2010 – 2011 television season. Part of our product integration includes a co-branded Ancestry.com Web site developed in cooperation with NBC. We believe that the program will help increase awareness of the family history category and our brand. We can provide no assurance that the show will not be cancelled. If the show were cancelled, it could delay, reduce or eliminate various expenses that we currently anticipate incurring in connection with the show.

Search, Family Tree and Collaboration Technologies

We have applied substantial resources to develop and maintain proprietary technologies designed to provide a rewarding experience and compelling value proposition to our subscribers. Our technology platform allows our subscribers to access our content collections, build family trees, collaborate with other members of our community and share their discoveries with friends and relatives. We believe our technologies provide us with a significant competitive advantage and we intend to continue developing and enhancing these proprietary technologies.

Vertical Search Engine.  Historical documents can be difficult to search effectively using traditional search engines because of variations in names, changes in geopolitical boundaries and other factors. Our proprietary vertical search engine provides an innovative, technology-driven solution to the challenges created by the inherent difficulty of searching historical content. For example, with our search engine, a subscriber’s search for “Catherine Lawson, born in 1880 and residing in Boston” would not only return exact matches of the search terms, but would also return near-matches that exhibit name and spelling variances (e.g., Katie Lawson), date variances (e.g., born in 1877 or 1883) and geographical variances (e.g., living in Lowell, Mass., 30 miles away), with search results ranked in order of probability of match. The technology of our vertical search engine allows our subscribers to successfully search our many collections for content that they otherwise might not have located.

Record Hinting.  Our proprietary record hinting technology performs a real-time algorithmic analysis of a user’s family tree and then suggests new records and other family trees that might match the user’s. We believe that these personalized “hints” can accelerate our subscribers’ research, thereby making their experience more rewarding. This technology uses not only the information available to us about a particular individual in a tree, but also information available about the person’s close relatives, to perform a more detailed and advanced search of our content than would be practical to create manually. These dynamic search results are pushed to registered users as hints using a “shaky leaf” icon that subscribers can review to add relevant content to their family trees. We also notify registered users of new hints by email.

Subscriber Collaboration.  As our subscriber base grows, we believe our subscribers will benefit from enhanced collaboration opportunities driven by a growing network effect and new product features. A major focus of our current technology investment is the further advancement of these collaboration features, including our Member Connect service. We view collaboration and family history networking as a key addition to the value proposition that we deliver to our subscribers.

Content Process and Technologies

Company Content Acquisition.  We have spent approximately $95.0 million to acquire, digitize and index hundreds of millions of documents. We own most of the images in our databases, in some cases on a non-exclusive basis, though we generally do not own the underlying original historical documents. We also obtain a portion of our content pursuant to ongoing licensing agreements, primarily in the United Kingdom, some of which have finite terms. We license a significant amount of our United Kingdom content from the United Kingdom National Archives under several license agreements that generally have ten year terms, with varying automatic extension periods. These agreements with the United Kingdom National Archives generally have initial expiration dates from 2012 to 2026. The agreements are generally terminable by either party for breach by the other party and by the United Kingdom National Archives upon our insolvency or bankruptcy. Some of these agreements permit the United Kingdom National Archives to terminate these licenses if we undergo a change of control.

We plan to continue to acquire new content on an ongoing basis to offer our subscribers additional historical records for their research. We analyze the most frequently used databases to help us determine what types of records are most valuable to our subscribers. On our Ancestry.com Web sites in the United States, the United Kingdom, Canada and Australia, where we already have a critical mass of historical records in our databases, we seek to add sufficient content each year to keep our subscribers engaged.

We believe that we offer governments and other record keepers a significant service when we acquire or license their content. Because we digitize and index the records, we often preserve information contained in fragile records from damage or destruction. In addition, the process of digitizing billions of records and indexing billions of names is expensive. While some governmental or non-profit entities have an interest in digitizing and indexing such records, funding such projects is often a challenge. Our service allows the owners of historical records to preserve such records and make them available to people around the world in an efficient and cost effective manner. We have built long-term relationships with archival partners, such as United States National Archives and Records Administration, The National Archives of the United Kingdom and the Library and Archives Canada. We also have relationships with historical societies, religious institutions, such as The Church of Jesus Christ of Latter-day Saints, and private collectors of historical content.

Digitization.  Working with historical documents is challenging because many source documents are handwritten or damaged, and many microfilm images are of poor quality. We have developed proprietary technologies and processes that have allowed us to efficiently handle and digitize hundreds of millions of documents that vary materially in format and quality. We digitize content in our headquarters in Provo, Utah, in the Washington, D.C. area, in London, England and in approximately 20 distributed locations around the world.

Indexing.  We have invested significant resources in the indexing of records to make our content collection much more accessible and searchable for our subscribers. We outsource a significant portion of our indexing projects to vendors that use our proprietary tools to transcribe handwritten documents to create indexes. We own the indexes that our vendors create. In addition, we have launched the Ancestry.com World Archives Project, an effort which lets our registered users contribute their time to index images of historical records online through our proprietary transcription tool and user interface. In return for the efforts of our contributors, we make indexes created through the World Archives Project available for free to all registered users.

User-Generated Content.  Our registered users are a meaningful source of content on our Web sites. Individuals often have significant family records, information, photographs and stories that are of interest to others with common family history. Even close family members might not be aware that other family members hold such records. With the introduction of inexpensive consumer scanners and readily available scanning technology, registered users can upload their information to their family trees. Uploading these records not only preserves them from damage or destruction, but also makes them sharable and accessible globally to other Ancestry.com subscribers. We encourage our registered users to make their family trees visible and searchable by other subscribers. The publicly-shared family trees on our Web site offer many subscribers a substantial head start in their family history research.

Operations

Web Sites and Technology Operations.  Our Web sites are hosted on hardware and software co-located at a third-party facility in Salt Lake City, Utah. We have established a disaster recovery facility located at a third-party facility in Denver, Colorado. We have designed our Web sites to be highly available, secure and cost-effective using a variety of proprietary software, freely available and commercially supported tools. We can scale to accommodate increasing numbers of subscribers by adding relatively inexpensive industry-standard hardware. We use encryption technologies and certificates for secure transmission of personal information between subscribers and our Web sites. Maintaining the integrity and security of our Web sites is critical and we have a dedicated security team that promotes industry best practices and drives compliance with data security standards.

We devote a substantial portion of our resources to developing new technologies and features and improving core technologies. As of September 30, 2010, approximately 35% of our full-time employees were devoted to our technologies, including product development, Web and development operations and information systems.

Subscriber Services.  Our subscriber services team seeks to ensure that our existing subscribers enjoy a high degree of satisfaction from our Ancestry.com Web sites and that registered users find the support they need to become subscribers. Subscriber services representatives make “welcome calls” to Ancestry.com trial subscribers, provide telephone and email support, answer questions about the Web sites, and help subscribers with their research. We operate subscriber services from our Provo, Utah headquarters to ensure that our representatives are integrated with the business and our programs.

Competition

We face competition in our business from a variety of online and offline organizations, some of which provide genealogical records free of charge. We expect competition to increase in the future. We generally compete on the basis of content, technology, ease of use, brand recognition, quality and breadth of products, service and support, price and the number of network users with whom other users can collaborate. We believe that we compete favorably with respect to these factors, and that none of our competitors offers as broad an array of products and services or as compelling a value proposition to consumers interested in online family history research.

Ancestry.com and our similar international Web sites face competition from:

•	FamilySearch, and its Web site FamilySearch.org, a genealogy organization that is part of The Church of Jesus Christ of Latter-day Saints. FamilySearch has an extensive collection of paper and microfilm records. FamilySearch has digitized a large quantity of these records and has published them online at

FamilySearch.org, where it makes them available to the public for free and through thousands of family history centers located throughout the world. FamilySearch is a well funded organization and is undertaking a massive digitization project to bring most of its collection online.

•	Commercial entities, including online genealogical research services, library content distributors, search engines and portals, retailers of books and software related to genealogical research and family tree creation and family history oriented social networking Web sites.

•	Non-profit entities and organizations, genealogical societies, governments and agencies that may make vital statistics or other records available to the public for free.

We expect our competition to grow, and our competitors may include other Internet-based and offline businesses, governments and other entities. Our current and future competitors may have greater resources, more well-established brand recognition or more sophisticated technologies, such as search algorithms, than we do, or may more easily obtain relevant records in international markets. Additionally, our current and future competitors may make historical records available online at no cost or on an advertising-supported basis rather than a subscription basis. Our future competitors and their products and services may be superior to any of our current competition. There has recently been some consolidation in our industry, and such consolidation could also increase competition in the future, including competition with respect to acquisition of content, exclusivity of content or pricing. To compete effectively, we may need to expend significant resources on content acquisition, technology or marketing and advertising. We currently plan to distinguish ourselves from our competitors on the basis of access to content, technological leadership and the depth of our subscriber community.

Intellectual Property

To protect our proprietary content and intellectual property, we rely on trademark, copyright, patent and trade secret protection laws and on contractual agreements with third parties. In the United States, we have filed various trademark applications and patent applications for certain aspects of our technologies, and we have also filed trademark applications in certain foreign countries for the Ancestry.com and other Web site names. Many of our trademarks contain words or terms having a common usage and, as a result, may not be protectable under applicable law. Because of this concern, we have elected not to file applications with respect to certain of our trademarks, and some of our trademarks for which we have filed applications may not be protectable. In the United States, we currently have a number of patents and patents pending relating to various aspects of our business. We intend to pursue patent coverage in additional countries to the extent we believe such coverage is appropriate and cost-efficient. We cannot be certain that any of our pending or future applications will be granted. We rely primarily on trade secret and similar intellectual property laws to protect our search technology, software products and digitization and indexing processes. Protection of trade secret and other intellectual property rights can be uncertain, particularly outside the United States.

We also possess intellectual property rights in aspects of our digital content databases. However, our digital content databases are not protected by any registered copyrights or other registered intellectual property or statutory rights. Our digital content databases are protected by user agreements that limit access to and use of our data, and by our proprietary indexing and search technology that we apply to make our content searchable. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our digital content databases may be more difficult to enforce than other forms of intellectual property rights.

Our employees, contractors and other third parties with which we work and who have access to our proprietary content and confidential information sign agreements that prohibit the unauthorized disclosure of our proprietary rights, information and technologies.

Employees

As of September 30, 2010, we had approximately 675 full-time employees and approximately 110 part-time and contingent employees, which include approximately 160 subscriber services and 160 digital processing employees. None of our employees is covered by a collective bargaining agreement, except with respect to a minimal number of employees to the extent required by the laws of certain foreign jurisdictions. We have not experienced employment-related work stoppages and we consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Provo, Utah, where we lease approximately 120,000 square feet of space. The term of this lease runs through April 2016, and we have the right to extend the lease for an additional five years. We also lease office space in San Francisco, California, under a lease that expires in September 2012, in Silver Spring, Maryland under a lease that expires in November 2015 and in the United Kingdom under a lease that expires in April 2012. We maintain small offices in Canada, Australia, Sweden, France, Germany and China, primarily for marketing and product development purposes, under leases that expire at varying times from 2010 to 2014. We believe that our current facilities are sufficient to meet our needs for the foreseeable future.

Legal Proceedings

In August 2009, we received a letter from counsel to Shutterfly, Inc., alleging infringement of certain of its patents by our operation of our MyCanvas.com Web site. If litigation were to commence, we believe that we have substantive and meritorious defenses to these claims and would contest any claim vigorously.

In addition, from time to time, we are a party to or otherwise involved in legal proceedings or other legal matters that arise in the ordinary course of business or otherwise. While management does not believe that any pending legal claim or proceeding will be resolved in a manner that would have a material adverse effect on our business, we cannot assure you of the ultimate outcome of any legal proceeding or contingency in which we are or may become involved.

The Spectrum Investment

We operated as The Generations Network, Inc., which we refer to as the predecessor, until December 5, 2007. On December 5, 2007, Generations Holding, Inc., which we refer to as the successor, acquired The Generations Network, Inc. in connection with an investment by Spectrum Equity Investors V, L.P. and certain of its affiliates, which we refer to collectively as Spectrum. The successor was created for the sole purpose of acquiring the predecessor and had no prior operations. The total purchase price for this transaction, which we refer to as the Spectrum investment, was $354.8 million, at an effective per share price of $5.40. As a result of the accounting for the Spectrum investment, our fiscal year 2007 is divided into a predecessor period from January 1, 2007 through December 5, 2007 and a successor period from December 6, 2007 through December 31, 2007.

Financial Information about Segments and Geographic Areas

We report our financial results as a single segment. For financial information about our segment and our geographic areas, please refer to Note 14 of the accompanying notes to our consolidated financial statements.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information regarding our directors and executive officers, including their ages as of November 8, 2010.

Name	Age	Position

Timothy Sullivan	47	President, Chief Executive Officer and Director
Howard Hochhauser	39	Chief Financial Officer
Joshua Hanna	39	Executive Vice President and Head of Global Marketing
David Rinn	47	Senior Vice President of Strategy and Corporate Development
Eric Shoup	38	Senior Vice President of Product
William Stern	46	General Counsel and Corporate Secretary
Christopher Tracy	42	Senior Vice President of Global Content
Michael Wolfgramm	44	Chief Technology Officer
Charles M. Boesenberg	62	Director
David Goldberg	43	Director
Thomas Layton	47	Director
Elizabeth Nelson	50	Director
Victor Parker	41	Director
Benjamin Spero	35	Director

Timothy Sullivan has served as our President and Chief Executive Officer and as a director since September 2005. Prior to joining us, Mr. Sullivan was Chief Operating Officer and then President and CEO of Match.com from January 2001 to September 2004. From May 1999 to January 2001, Mr. Sullivan served as Vice President of E-commerce for Ticketmaster Online-Citysearch, Inc. From June 1991 to May 1999, Mr. Sullivan held multiple positions at The Walt Disney Company, including Vice President and Managing Director of Buena Vista Home Entertainment Asia Pacific from July 1997 to May 1999. Mr. Sullivan holds an M.B.A. from Harvard Business School and was a Morehead Scholar at the University of North Carolina at Chapel Hill. We believe Mr. Sullivan’s qualifications to serve on our Board include extensive executive management experience, including experience as our own Chief Executive Officer, as well as former chief executive officer of a subscription-based Internet company.

Howard Hochhauser has served as our Chief Financial Officer since January 2009. From May 2000 to December 2008, Mr. Hochhauser held multiple positions at Martha Stewart Living Omnimedia, Inc., most recently serving as Chief Financial Officer from March 2006 to December 2008. He held multiple positions at Bear Stearns & Co. Inc. from September 1996 to May 2000, serving most recently as Vice President Equity Research Analyst. Prior to joining Bear Stearns & Co. Inc., he worked at First Boston and he was a Staff Accountant at KPMG Peat Marwick. Mr. Hochhauser is a Certified Public Accountant and holds an M.B.A. from Columbia University and a B.S. from Boston University.

Joshua Hanna has served as our Executive Vice President and Head of Global Marketing since June 2010. Prior to serving in this role, he served as our General Manager and Senior Vice President, International from July 2006 to June 2010. Mr. Hanna held multiple positions with us from November 2001 until July 2006, including Vice President of International Business, Director of International Business, Director of Product Management, Senior Product Manager, and Business Manager. Prior to joining us, he held several marketing and business development roles with Netcentives, Inc. and Cyrk, Inc. Mr. Hanna holds an M.B.A. from Harvard Business School and a B.A. from Dartmouth College.

David Rinn has served as our Senior Vice President of Strategy and Corporate Development since January 2009. Prior to serving in this role, he served as our Chief Financial Officer from June 2004 to January 2009. Prior to joining us in June 2004, Mr. Rinn spent 12 years at Microsoft Corporation, most recently as Chief Financial Officer of the Mobile and Embedded Devices Division. At Microsoft Corporation, he also served as General Manager of Finance and Administration, General Manager, Chief Financial Officer and as a member of the board of directors of HomeAdvisor Technologies (a majority-owned subsidiary of Microsoft Corporation). Other roles at Microsoft Corporation included Senior Director of Product Group Finance and senior director of Corporate Development. Prior to joining Microsoft, he held various positions at Morgan Stanley. Mr. Rinn holds an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles and a B.A. from Vassar College.

Eric Shoup has served as our Senior Vice President of Product since March 2010. He joined us in August 2008 as Vice President of Product. Prior to working with us, Mr. Shoup was at eBay for over five years, where he served as Director of ProStores from January 2007 to August 2008, Group Product Manager from March 2005 to January 2007, Senior Product Manager from August 2004 to March 2005 and Product Manager from April 2003 to August 2004. Mr. Shoup holds a B.A. from the University of California, Los Angeles.

William Stern has served as our General Counsel and Corporate Secretary since July 2009. From October 2005 to July 2009, Mr. Stern held multiple positions at Martha Stewart Living Omnimedia, Inc., most recently serving as the General Counsel and Secretary from September 2008 to July 2009. From October 2002 to September 2005, Mr. Stern was a Principal at Fish & Richardson, PC. Prior to joining Fish & Richardson, PC, he was a Partner at Morrison & Foerster, LLP. Mr. Stern holds an M.B.A. and a J.D. from the University of Chicago and an A.B. from Brown University.

Christopher Tracy has served as our Senior Vice President of Global Content since January 2010. Prior to serving in this role, Mr. Tracy served as our Senior Vice President of Operations from January 2008 to January 2010 and Vice President of Member Services from November 2004 to December 2007. From June 2002 to October 2004, Mr. Tracy was a Vice President and General Manager at Time Warner Inc. From April 1999 to January 2002, Mr. Tracy held various leadership positions at Nextcard, Inc. Mr. Tracy holds an M.B.A. from Harvard Business School and a B.S. from California Polytechnic State University.

Michael Wolfgramm has served as our Chief Technology Officer since February 2009. Mr. Wolfgramm held multiple positions with us from June 1999 until February 2009, including Senior Vice President of Technology, Vice President of Development and Senior Director of Development. Prior to joining us, from March 1997 to June 1999, Mr. Wolfgramm served as Senior Director of Development and Senior Architect at Open Market Inc. Mr. Wolfgramm holds a B.S. in Computer Science from Brigham Young University.

Charles M. Boesenberg has served as one of our directors since July 2006. From January 2002 to June 2006, Mr. Boesenberg served as the President and Chief Executive Officer at NetIQ Corporation and he also served as the Chairman of the board of directors at NetIQ Corporation from August 2002 to June 2006. Mr. Boesenberg served as a director of Interwoven, Inc. from July 2006 to March 2009, as lead independent director of Maxtor Corporation from January 2002 until May 2006, and as a director of Onyx Software Corporation from December 2004 to December 2005. From March 2000 to December 2001, Mr. Boesenberg served as the President of Post PC Ventures, a management and investment group. Mr. Boesenberg serves on the board of directors of Silicon Graphics International Corp., Keynote Systems, Inc. and Callidus Software Inc. Mr. Boesenberg holds an M.S. in Business Administration from Boston University and a B.S. from Rose Hulman Institute of Technology. We believe Mr. Boesenberg’s qualifications to serve on our Board include extensive experience serving on the boards of directors of other public companies, including experience dealing with corporate governance matters, and his executive management experience in other technology companies.

David Goldberg has served as one of our directors since February 2008. Since April 2009, Mr. Goldberg has served as the Chief Executive Officer of SurveyMonkey.com LLC. From May 2007 to April 2009, Mr. Goldberg was an Entrepreneur in Residence with Benchmark Capital. From August 2001 to May 2007, Mr. Goldberg was the head of global music operations at Yahoo! Inc. From February 1994 to August 2001, Mr. Goldberg was Chairman and Chief Executive Officer of Launch Media Inc. Mr. Goldberg holds an A.B. from Harvard University. We believe Mr. Goldberg’s qualifications to serve on our Board include his extensive executive management experience in other companies focused on consumer-facing Internet services.

Thomas Layton has served as one of our directors since October 2009. Since June 2007, Mr. Layton has served as the Chief Executive Officer of Metaweb Technologies, Inc., an Internet technology company, where he also served as a director. Mr. Layton served as the Chief Executive Officer of OpenTable, Inc. from September 2001 to June 2007, and has served on its board of directors since May 1999. From November 1995 to June 1999, Mr. Layton served as President and Chief Operating Officer and was co-founder of CitySearch, Inc., which later merged with Ticketmaster, Inc. Prior to his experience at CitySearch, Mr. Layton served as Chief Financial Officer of Score Learning Corporation, an educational services company, from April 1994 to October 1995, and also as President and Chief Operating Officer during part of the same period from March 1995 to October 1995. Mr. Layton is also a member of the board of directors of oDesk Corporation and a co-founder and member of the board of directors of MAPLight.org, a non-profit organization. Mr. Layton holds an M.B.A. from Stanford Graduate School of Business and a B.S. from the University of North Carolina at Chapel Hill. We believe Mr. Layton’s qualifications to serve on our Board include his extensive executive management and board experience in other companies focused on consumer-facing Internet services.

Elizabeth Nelson has served as one of our directors since July 2009. From July 1996 to December 2005, Ms. Nelson served as the Executive Vice President and Chief Financial Officer at Macromedia Inc, where she also served as a director from January 2005 to December 2005. Currently, Ms. Nelson serves on the board of directors of SuccessFactors, Inc. and Brightcove Inc. From December 2003 to July 2008, Ms. Nelson served as a director of CNET Networks, Inc. Ms. Nelson holds an M.B.A. in Finance with distinction from the Wharton School at the University of Pennsylvania and a B.S. from Georgetown University. We believe Ms. Nelson’s qualifications to serve on our Board include her financial expertise, including experience serving as the chief financial officer of a public technology company and her experience serving on the boards of directors of other companies.

Victor Parker has served as one of our directors since 2006. Mr. Parker is a Managing Director of Spectrum Equity Investors and joined the firm in September 1998. He was previously at ONYX Software and was an associate at Summit Partners from October 1992 to June 1996. Mr. Parker serves on the board of directors of Demand Media, Inc. and SurveyMonkey, LLC. He holds an M.B.A. from Stanford Graduate School of Business and a B.A. from Dartmouth College. We believe Mr. Parker’s qualifications to serve on our Board include his financial expertise, his experience advising technology companies and a long history and familiarity with Ancestry.com

Benjamin Spero has served as one of our directors since December 2007. Mr. Spero joined Spectrum Equity Investors in January 2001 and currently is a Managing Director. Prior to joining Spectrum Equity Investors, Mr. Spero was the co-founder of TouchPak, Inc. Before joining TouchPak, Inc., Mr. Spero was a strategy consultant at Bain & Company. Mr. Spero serves on the board of directors of SurveyMonkey, LLC and Mortgagebot, LLC. Mr. Spero holds a B.A. from Duke University. We believe Mr. Spero’s qualifications to serve on our Board include his financial expertise, his experience advising technology companies and a long history and familiarity with Ancestry.com.

Number of Directors; Board Structure

Our bylaws provide that our Board may be comprised of between five and nine directors. Our Board currently consists of seven members, although this may be changed by resolution of the Board. As provided in our certificate of incorporation, our Board is divided into three staggered classes of directors as nearly equal in number as possible. Mr. Boesenberg and Mr. Spero are the Class I directors and their terms will expire in 2013. Mr. Goldberg and Mr. Parker are the Class II directors and their terms will expire in 2011. Mr. Layton, Ms. Nelson and Mr. Sullivan are the Class III directors and their terms will expire in 2012. After the initial terms expire, directors are expected to be elected to hold office for a three-year term or until the election and qualification of their successors in office. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Vacancies on the board of directors can be filled by resolution of the board of directors. Charles M. Boesenberg serves as the chairperson of our board of directors. We believe that four of our directors are independent as required by the rules of The Nasdaq Stock Market: Charles M. Boesenberg, David Goldberg, Thomas Layton and Elizabeth Nelson.

The members of our nominating and corporate governance committee are Charles M. Boesenberg and David Goldberg, with Mr. Boesenberg serving as chairperson of the committee. The members of our audit committee and our compensation committee are Charles M. Boesenberg, Thomas Layton and Elizabeth Nelson, with Mr. Boesenberg serving as the chairperson of the compensation committee and Ms. Nelson serving as the chairperson of the audit committee. In addition to meeting the Nasdaq director independence requirements, we believe that Mr. Boesenberg, Mr. Layton and Ms. Nelson meet the additional independence requirements for audit committee members under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

RELATED PARTY TRANSACTIONS

Certain Relationships and Transactions

The following is a description of transactions in which we have been a participant or are proposed to be a participant, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock or an immediate family member had or will have a direct or indirect material interest since January 1, 2009. As part of the Spectrum investment, Spectrum, affiliates of Crosslink Capital, Inc., W Capital Partners II, L.P. and the JLS Revocable Trust became our related persons and each of them, in some cases together with its respective affiliates, owned more than 5% of our outstanding shares during 2009 as a result. Our directors Victor Parker and Benjamin Spero are associated with Spectrum and may therefore be deemed to have an interest in the agreements described below that we have entered into with Spectrum. Mr. Sullivan is a related person because he is a director and executive officer of the company.

Direct Purchases.  On September 23, 2010, we announced a share repurchase program, under which we may spend up to $25 million to repurchase shares of our common stock, depending on market conditions, the stock price and other factors. Under this program, we expect to enter into an agreement with the selling stockholders, including affiliates of Spectrum Equity Investors V, L.P., to repurchase approximately $25.0 million worth of common stock, or      shares, directly from the selling stockholders, in a private, non-underwritten transaction at a price per share equal to the net proceeds per share the selling stockholders receive in this offering. The repurchase from the selling stockholders is conditioned on completion of this offering and the satisfaction of certain other closing conditions. The share repurchase program is intended in part to offset the issuance of shares of our common stock as a result of the iArchives acquisition. The direct purchases from Spectrum have been approved by the audit committee under the related person transaction policy.

Stockholders Agreement.  As part of the Spectrum investment, we entered into a Stockholders Agreement with Spectrum Equity Investors V, L.P. and certain of its affiliates, affiliates of Crosslink Capital, Inc., Timothy Sullivan, W Capital Partners II, L.P. and the JLS Revocable Trust, among other individuals and entities. The agreement established the composition of the Board and contains certain rights and restrictions with respect to the transfer of shares of our capital stock. Prior to the completion of our initial public offering, Spectrum Equity Investors V, L.P. and certain of its affiliates had the right to appoint or nominate three of our directors. This right terminated upon completion of our initial public offering. All three of these appointees have remained on our Board following our initial public offering, but we are under no contractual obligation to retain them.

Registration Rights.  As part of the Spectrum investment, Spectrum Equity Investors V, L.P. and certain of its affiliates, affiliates of Crosslink Capital, Inc., the JLS Revocable Trust, W Capital Partners II, L.P., Timothy Sullivan and certain other holders of our stock have registration rights with respect to shares of capital stock that they hold.

Demand Registration Rights.  At any time, the holders of a majority of the Spectrum registrable securities may request registration under the Securities Act of all or part of their registrable securities on a Registration Statement on Form S-l or any similar long-form registration statement or, if available, on a Registration Statement on Form S-3 or any similar short-form registration statement. The holders of a majority of the Spectrum registrable securities are entitled to request a total of three long-form registrations in which the company will pay all registration expenses. This offering is being made pursuant to such a request for registration by a majority of the Spectrum registrable securities. In addition, the holders of a majority of the Spectrum registrable securities are entitled to request an unlimited number of short-form registrations in which the company will pay all registration expenses. However, the aggregate offering value of the registrable securities requested to be registered by Spectrum Equity Investors V, L.P. and certain of its affiliates in any short-form registration must equal at least $1,500,000 in the aggregate.

We are not obligated to effect any demand registration within three months after the effective date of a previous demand registration. Moreover, we may postpone for up to three months the filing of a registration statement for a demand registration if our board of directors determines in its reasonable good faith judgment and the holders of at least a majority of the Spectrum registrable securities agree that such demand registration would reasonably be expected to have a material adverse effect on any proposal by us to engage in a merger, consolidation or similar transaction. We may delay a demand registration in this manner only once in every 12-month period.

Piggyback Registration Rights.  If we register any securities for public sale, our stockholders with piggyback registration rights under our Registration Rights Agreement have the right to include their shares in the registration, subject to certain exceptions. For example, if the piggyback registration is an underwritten primary offering and the managing underwriters advise the company that, in their opinion, the number of securities requested to be included in the offering exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering, we are required to include in the offering (i) first, the securities we propose to sell, (ii) second, the registrable securities requested to be included in such registration, pro rata among the holders of such registrable securities on the basis of the number of registrable securities owned by each such holder and (iii) third, any other securities requested to be included in such registration pro rata among those holders on the basis of the number of such securities owned by each such holder. The registration expenses of the holders of registrable securities will be paid by us in all piggyback registrations, regardless of whether such registration is consummated.

Exclusive Service Agreement.  We entered into an Exclusive Service Agreement dated May 22, 2007 with Sorenson Genomics, LLC, an affiliate of the JLS Revocable Trust, which, together with its affiliates, owned, in the aggregate, more than 5% of our common stock earlier in 2009. Pursuant to the agreement, Sorenson Genomics, LLC agreed to provide certain DNA-testing and specimen storage services to us at negotiated prices. We paid approximately $1.8 million to Sorenson Genomics LLC under this agreement from January 1, 2009 through December 31, 2009. This agreement is not material to us because our DNA services do not represent a material amount of our revenues.

Procedures for Approval of Related Person Transactions

Our Board adopted a written related person transaction policy in 2009, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. Under SEC rules, a related person is a director, officer, nominee for director since the beginning of the previous fiscal year, a 5% stockholder at the time a transaction occurs and, in each case, any such person’s immediate family members. The related person transaction policy is administrated by our audit committee. This policy provides that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the relevant facts and circumstances available be considered by the audit committee, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. The transactions listed above, other than the direct purchases, were entered into prior to the adoption of this policy and therefore were not approved under the related person transaction policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2010 with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	each member of our board of directors and each named executive officer;

•	the members of our board of directors and our named executive officers as a group; and

•	the selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Ancestry.com Inc., 360 West 4800 North, Provo, UT 84604.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that he or she beneficially owns, subject to applicable community property laws.

Applicable percentage ownership is based on 44,401,916 shares of common stock outstanding on September 30, 2010. For purposes of the table below, we have assumed that 44,602,673 shares of common stock will be outstanding upon completion of the offering as described in “The Offering” above, assuming no exercise of the underwriters’ overallotment option. The number and percentage of shares beneficially owned after the offering also reflect, where indicated, the      shares the company will repurchase from the selling stockholders as described in “The Offering” above. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

													Beneficial
							Beneficial				Beneficial		Ownership
					Beneficial		Ownership				Ownership		After
					Ownership		After				After		Offering
					After		Offering				Offering		Assuming
					Offering		Assuming				Assuming		Full
				Shares	Assuming		Full				No Exercise		Exercise
				Being	No Exercise		Exercise				of Over-		of Over-
	Before			Offered in	of Over-		of Over-				Allotment Option		Allotment Option
	Offering and		Shares	Over-	Allotment		Allotment				and the		and the
	Repurchase		Being	Allotment	Option		Option			Shares to be	Repurchase		Repurchase
Name	Shares	Percent	Offered	Option	Shares	Percent	Shares	Percent		Repurchased(19)	Shares(19)	Percent(20)	Shares	Percent

5% Stockholders:
Affiliates of Spectrum Equity Investors V, L.P.(1)	23,241,953	52.3%	3,061,949	459,292	20,180,004	45.3%	19,720,711	44.1%
Entities affiliated with Crosslink Capital, Inc.(2)	2,262,331	5.1%	—	—	2,262,331	5.1%	2,262,331	5.1%
Directors and Named Executive Officers:
Timothy Sullivan(3)	2,589,704	5.6%	—	—	2,589,704	5.5%	2,589,704	5.5%
Howard Hochhauser(4)	229,169	*	20,768	3,115	208,401	*	205,286		*
Joshua Hanna(5)	221,460	*	51,920	7,788	169,540	*	161,752		*
David Rinn(6)	827,602	1.8%	69,226	10,384	758,376	1.7%	747,992	1.6%
William Stern(7)	66,666	*	17,307	2,596	49,359	*	46,763		*
Christopher Tracy(8)	108,958	*	20,768	3,115	88,190	*	85,075		*
Charles M. Boesenberg(9)	153,160	*	—	—	153,160	*	153,160		*
David Goldberg(10)	61,980	*	—	—	61,980	*	61,980		*
Thomas Layton(11)	23,697	*	—	—	23,697	*	23,697		*
Elizabeth Nelson(12)	29,166	*	—	—	29,166	*	29,166		*
Victor Parker(13)	22,805,668	51.4%	—	—	19,801,177	44.4%	19,350,503	43.3%
Benjamin Spero(14)	16,754,952	37.7%	—	—	14,547,602	32.7%	14,216,499	31.8%
All directors and executive officers as a group (14 individuals)(15)	4,631,465	9.5%	200,756	30,113	4,430,709	9.1%	4,400,595	9.0%
Other Selling Stockholders:
Affiliates of Adams Street 2007 Direct Fund, L.P.(16)	762,468	1.7%	69,226	10,384	693,242	1.6%	682,858	1.5%
Affiliates of Sorenson Legacy Foundation(17)	1,616,047	3.6%	228,064	34,210	1,387,983	3.1%	1,353,773	3.0%
David Nerrow	17,116	*	4,846	727	12,270	*	11,543		*
Michael Wolfgramm(18)	270,527	*	20,768	3,115	249,759	*	246,644		*

*	Indicates ownership of less than one percent.

(1)	Consists of 16,676,204 shares of our common stock held by Spectrum Equity Investors V, L.P. (“SEI V”), the general partner of which is Spectrum Equity Associates V, L.P., the general partner of which is SEA V Management, LLC, over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni, Randy J. Henderson, Michael J. Kennealy, Victor E. Parker, Benjamin M. Coughlin and Christopher T. Mitchell exercise voting and dispositive power; 78,748 shares of our common stock held by Spectrum V Investment Managers’ Fund, L.P. (“IMF V”), the general partner of which is SEA V Management, LLC, over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni, Randy J. Henderson, Michael J. Kennealy, Victor E. Parker, Benjamin M. Coughlin and Christopher T. Mitchell exercise voting and dispositive power; 5,950,719 shares of our common stock held by Spectrum Equity Investors III, L.P. (“SEI III”), the general partner of which is Spectrum Equity Associates III, L.P., over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni and Randy J. Henderson exercise voting and dispositive power; 417,483 shares of our common stock held by SEI III Entrepreneurs’ Fund, L.P. (“Entrepreneurs’ III”), the general partner of which is SEI III Entrepreneurs’ LLC, over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni and Randy J. Henderson exercise voting and dispositive power; 99,997 shares held by Spectrum III Investment Managers’ Fund, L.P. (“IMF III,” and together with SEI V, IMF V, SEI III and Entrepreneurs’ III, the “Spectrum Funds”), over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni and Randy J. Henderson exercise voting and dispositive power and are the general partners, 11,575 shares of our common stock held by Brion B. Applegate, 5,781 shares of our common stock held by William P. Collatos and 1,446 shares of our common stock held by Randy J. Henderson. Each of the controlling entities, individual general partners and managing directors of the Spectrum Funds, as the case may be, including Mr. Parker who is a managing director of the general partner of the general partner of SEI V and a managing director of the general partner of IMF V, and serves on our board of directors, Brion B. Applegate, William P. Collatos, Kevin J. Maroni, Randy J. Henderson, Michael J. Kennealy, Victor E. Parker, Benjamin M. Coughlin and Christopher T. Mitchell disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The principal business address of each of the Spectrum Funds is 333 Middlefield Road, Suite 200, Menlo Park, CA 94025.

(2)	Consists of 752,731 shares of our common stock held by Crosslink Ventures IV, L.P., 31,491 shares of our common stock held by Crosslink Ventures IV GmbH & Co. KG, 242,329 shares of our common stock held by Offshore Crosslink Ventures IV, 59,679 shares of our common stock held by Crosslink Bayview IV, L.L.C. 707,451 shares of our common stock held by Crosslink Crossover Fund IV, LP. , 349,150 shares of our common stock held by Crosslink Crossover Fund V, LP., 35,500 shares of our common stock held by Delta Growth Fund, LP and 84,000 shares of our common stock held by Crosslink Emerging Growth Fund, LP. All of the foregoing entities are investment advisory clients of Crosslink Capital, Inc., a Delaware corporation and investment adviser registered with the Securities and Exchange Commission. Michael J. Stark is the President of Crosslink Capital, Inc. and in that capacity has voting and investment control over such securities.

Mr. Stark disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The principal business address of Crosslink Capital, Inc. is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(3)	Includes options to purchase 2,265,630 shares of our common stock exercisable within 60 days as of September 30, 2010.

(4)	Consists of options to purchase 229,169 shares of our common stock exercisable within 60 days as of September 30, 2010.

(5)	Consists of options to purchase 221,460 shares of our common stock exercisable within 60 days as of September 30, 2010.

(6)	Consists of options to purchase 827,602 shares of our common stock exercisable within 60 days as of September 30, 2010.

(7)	Consists of options to purchase 66,666 shares of our common stock exercisable within 60 days as of September 30, 2010.

(8)	Consists of options to purchase 108,958 shares of our common stock exercisable within 60 days as of September 30, 2010.

(9)	Consists of options to purchase 153,160 shares of our common stock exercisable within 60 days as of September 30, 2010.

(10)	Includes options to purchase 61,980 shares of our common stock exercisable within 60 days as of September 30, 2010.

(11)	Consists of options to purchase 23,697 shares of our common stock exercisable within 60 days as of September 30, 2010.

(12)	Consists of options to purchase 29,166 shares of our common stock exercisable within 60 days as of September 30, 2010.

(13)	Consists of an aggregate of 22,805,668 shares held by SEI V, IMF V, SEI III and IMF III. Mr. Parker is a managing director of the general partner of the general partner of SEI V and a managing director of the general partner of IMF V. Mr. Parker is also a limited partner of the general partner of SEI V, a limited partner of IMF V, a limited partner of the general partner of SEI III and a limited partner of IMF III. Mr. Parker disclaims beneficial ownership of these shares.
(14)	Consists of an aggregate of 16,754,952 shares held by SEI V and IMF V. Mr. Spero is a limited partner of the general partner of SEI V and a limited partner of IMF V. Mr. Spero disclaims beneficial ownership of these shares.

(15)	Includes shares described in footnotes 3 through 12 above, footnote 18 below and options to purchase 49,376 shares of our common stock exercisable within 60 days as of September 30, 2010 held by Eric Shoup, and excludes the shares held by Spectrum Equity Investors V, L.P. and its affiliates, of which Mr. Parker and Mr. Spero disclaim beneficial ownership.

(16)	Consists of 404,375 shares of our common stock held by Adams Street 2007 Direct Fund, L.P., over which Adams Street Partners, LLC, as its general partner, exercises voting and investment power and 358,093 shares of our common stock held by Adams Street 2006 Direct Fund, L.P., over which Adams Street Partners, LLC, as its general partner, exercises voting and investment power. The principal business address of these entities is One North Wacker Drive, Suite 2200, Chicago, IL 60606.

(17)	Consists of 900,723 shares of our common stock held by Sorenson Legacy Foundation and 715,324 shares of our common stock held by James Lee Sorenson. The principal business address of the Sorenson entities is 4179 Riverboat Road, Suite 208, Salt Lake City, UT 84123.

(18)	Consists of options to purchase 270,527 shares of our common stock exercisable within 60 days.

(19)	We expect to enter into an agreement with the selling stockholders, including affiliates of Spectrum Equity Investors, V, L.P., to repurchase approximately $25.0 million worth of common stock, or shares, directly from the selling stockholders in a private, non-underwritten transaction at a price per share equal to the net proceeds per share the selling stockholders receive in this offering.

(20)	Percentage is calculated based on shares of our common stock outstanding, which gives effect to the purchase of shares from the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our certificate of incorporation and bylaws, as each is currently in effect and will be in effect upon the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to this registration statement. References in this section to “the company,” “we,” “us” and “our” refer to Ancestry.com Inc. and not to any of its subsidiaries.

Our authorized capital consists of 175,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of September 30, 2010, there were 44,401,916 shares of common stock outstanding.

Pursuant to our certificate of incorporation, holders of our common stock are entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our certificate of incorporation. Pursuant to our certificate of incorporation, common stockholders are not entitled to cumulative voting in the election of directors. This means that the holders of a majority of the voting shares are able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our common stock shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock, including those sold by the selling stockholders, are fully paid and nonassessable.

Preferred Stock

As of September 30, 2010, there were no shares of preferred stock outstanding.

Our board of directors is authorized to issue not more than an aggregate of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

In the future, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Pursuant to the terms of a Registration Rights Agreement between us and certain holders of our stock, including Spectrum Equity Investors V, L.P. and certain of its affiliates, certain holders of our stock are entitled to demand and piggyback rights.

Demand Registration Rights.  At any time, the holders of a majority of the registrable securities held by Spectrum Equity Investors V, L.P. and certain of its affiliates, collectively (the “Spectrum registrable securities”), may request registration under the Securities Act of all or part of their registrable securities on a Registration Statement on Form S-1 or any similar long-form registration statement or, if available, on a Registration Statement on Form S-3 or any similar short-form registration statement. The holders of a majority of the Spectrum registrable securities were entitled to request a total of three long-form registrations in which the company will pay all registration expenses. This offering is being made pursuant to such a request for registration by a majority of the Spectrum registrable securities. In addition, the holders of a majority of the Spectrum registrable securities are entitled to request an unlimited number of short-form registrations in which the company will pay all registration expenses. However, the aggregate offering value of the registrable securities requested to be registered by Spectrum Equity Investors V, L.P. and certain of its affiliates in any short-form registration must equal at least $1,500,000 in the aggregate.

The company will not be obligated to effect any demand registration within three months after the effective date of a previous demand registration. Moreover, the company may postpone for up to three months the filing of a registration statement for a demand registration if the company’s board of directors determines in its reasonable good faith judgment and the holders of at least a majority of the Spectrum registrable securities agree that such demand registration would reasonably be expected to have a material adverse effect on any proposal by the company to engage in a merger, consolidation or similar transaction. The company may delay a demand registration in this manner only once in every 12-month period.

Piggyback Registration Rights.  If we register any securities for public sale after this offering, our stockholders with piggyback registration rights under our Registration Rights Agreement have the right to include their shares in the registration, subject to certain exceptions. For example, if the piggyback registration is an underwritten primary offering and the managing underwriters advise the company that, in their opinion, the number of securities requested to be included in the offering exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering, the company is required to include in the offering (i) first, the securities the company proposes to sell, (ii) second, the registrable securities requested to be included in such registration, pro rata among the holders of such registrable securities on the basis of the number of registrable securities owned by each such holder and (iii) third, any other securities requested to be included in such registration pro rata among those holders on the basis of the number of such securities owned by each such holder. The registration expenses of the holders of registrable securities will be paid by us in all piggyback registrations, regardless of whether such registration is consummated.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of the company more difficult. These provisions of the Delaware General Corporation Law could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts to acquire us.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The applicability of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Meetings.  Under our certificate of incorporation, only the board of directors, or the chairperson of the board of directors or the Chief Executive Officer with the concurrence of a majority of the board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Elimination of Stockholder Action by Written Consent.  Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting. This provision makes it more difficult for stockholders to take action opposed by the board of directors.

Election and Removal of Directors.  Our board of directors is divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors is elected each year. The board of directors has the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. Additionally, directors may be removed for cause only with the approval of the holders of a majority of our outstanding common stock. Directors may be removed without cause only with the approval of two-thirds of our outstanding voting stock.

Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the company.

Amendment of Provisions in the Certificate of Incorporation.  Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of our outstanding voting stock in order to amend any provision of our certificate of incorporation concerning:

•	the required vote to amend or repeal the section of the certificate of incorporation providing for the right to amend or repeal provisions of the certificate of incorporation;

•	absence of the authority of stockholders to act by written consent;

•	authority to call a special meeting of stockholders;

•	number of directors and structure of the board of directors;

•	absence of the necessity of directors to be elected by written ballot; and

•	personal liability of directors to us and our stockholders.

Amendment of Provisions in the Bylaws.  Our bylaws require the affirmative vote of the holders of at least two-thirds of our outstanding voting stock in order to amend any provision of our bylaws concerning:

•	meetings of or actions taken by stockholders;

•	number of directors and their term of office;

•	election of directors;

•	removal of directors and the filling of vacancies on the board of directors;

•	indemnification of our directors, officers, employees and agents; and

•	amendment to our bylaws.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol ACOM.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). This summary does not discuss any state, local or non-U.S. tax consequences and does not discuss all aspects of U.S. federal income taxation that may be relevant to the ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, except to the extent discussed below, this summary does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies, brokers, financial institutions, controlled foreign corporations, passive foreign investment companies, regulated investment companies, real estate investment trusts, retirement plans, certain former citizens or long-term residents of the United States, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

•	U.S. Holders (as defined below) of shares of our common stock whose “functional currency” is not the U.S. dollar;

•	persons holding shares of our common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

•	entities that are treated as partnerships for U.S. federal income tax purposes; or

•	persons liable for alternative minimum tax.

The discussion below is based upon the provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor as to the particular U.S. federal income tax consequences applicable to you.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the U.S. federal tax consequences to you and any consequences arising under the laws of any state, local, non-U.S. or other taxing jurisdiction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a share of our common stock that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Consequences to U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock.

Dividend Distributions

If we make a distribution in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the holder’s adjusted tax basis in the common stock to the extent of the holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain.

If a U.S. Holder is an individual, dividends received by such holder on or prior to December 31, 2010 generally will be subject to a reduced maximum tax rate of 15% provided certain holding period and other requirements are met. Beginning January 1, 2011, the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. If a U.S. Holder is a U.S. corporation, it may be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends-received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock. U.S. Holders should consult their tax advisors regarding the holding period requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange or Other Disposition of Stock

A U.S. Holder will generally recognize capital gain or loss on a sale, exchange or other disposition of our common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

New Healthcare Legislation

Under the Health Care and Reconciliation Act of 2010, certain U.S. Holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

We or our paying agent must report annually to U.S. Holders (other than exempt holders) and the Internal Revenue Service, or the IRS, amounts paid to such holders on or with respect to our common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on dividends paid on our common stock and proceeds from the sale of our common stock at the applicable rate if the U.S. Holder is not otherwise exempt and (i) the holder fails to provide us or our paying agent with a correct taxpayer identification number, (ii) the holder provides an incorrect taxpayer identification number, (iii) we or our paying agent are notified by the IRS that the holder is subject to backup withholding as a result of its failure to properly report payments of interest or dividends or (iv) the holder fails to certify under penalty of perjury that it has provided a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding. A U.S. Holder generally may establish that it is exempt from or otherwise not subject to backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s

U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock. The term “Non-U.S. Holder” means a beneficial owner of shares of our common stock that is an individual, corporation, estate or trust for U.S. federal income tax purposes and is not a U.S. Holder.

Dividend Distributions

Distributions on our common stock will constitute dividends to the extent described above in “— Consequences to U.S. Holders — Dividend distributions.” Any dividends paid to Non-U.S. Holders with respect to the shares of our common stock will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty but fails to timely provide the required certification, the holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for such refund or credit with the IRS. Non-U.S. Holders should consult their tax advisors regarding their eligibility for treaty benefits.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States are generally not subject to U.S. withholding tax, provided the Non-U.S. Holder furnishes to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of dividends. Instead, dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business and, where an applicable tax treaty so requires are attributable to such Non-U.S. Holder’s permanent establishment in the United States, are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. Non-U.S. Holders should consult applicable tax treaties, which may provide for different rules.

Sale, Exchange or Other Disposition of Stock

Any gain realized by a Non-U.S. Holder upon the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the period that such Non-U.S. Holder held shares of our common stock and either our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or the Non-U.S. Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period preceding the date of disposition. We are not, and do not anticipate that we will become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

An Non-U.S. Holder described in the first bullet point above will generally be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates or such lower rate as specified by an applicable income tax treaty. A Non-U.S. Holder that is a foreign corporation may, in addition, be subject to a branch profits tax at a 30% rate or a lower rate specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain described in the second bullet point will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. To claim the benefit of any applicable tax treaty, the Non-U.S. Holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form).

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax we withhold on these distributions. These information reporting requirements apply even if no withholding was required. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty. The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons. A Non-U.S. Holder will not be subject to backup withholding tax (but may be subject to other withholding as described above) on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder’s status as a non-U.S. person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also backup withhold on that amount unless the Non-U.S. Holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder’s status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions”, as defined under those rules, and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Under certain circumstances, Non-U.S. Holders may be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding this legislation.

The foregoing discussion of material U.S. federal income tax considerations is for general information purposes only and is not tax or legal advice. You should consult your own tax advisor as to the particular tax consequences to you of owning and disposing of our common stock, including the applicability and effect of any U.S. federal, state or local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, the sale of certain of our shares will be restricted for a limited period after this offering due to contractual and legal restrictions on resale. Sales of such shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding 45,780,523 shares of our common stock, assuming that there are no exercises of outstanding options after November 4, 2010. This amount does not reflect shares we expect to repurchase from the selling stockholders upon completion of this offering. Of these shares, all of the 3,564,842 shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering, and assuming no exercise of the underwriters’ over-allotment option, approximately 22.8 million shares of our common stock held by existing stockholders who are our affiliates will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below. These restricted securities are subject to the lock-up agreements described below.

Lock-Up Agreements

In connection with this offering, officers, directors and stockholders, who together hold an aggregate of approximately 29,107,748 of the outstanding shares of our common stock, have agreed with the underwriters, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters. For additional information, see “Underwriters.”

Rule 144

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months is entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately 457,805 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Plans

On November 19, 2009, we filed a registration statement on Form S-8 under the Securities Act to register the shares of our common stock issuable upon exercise of outstanding options under our 1998 Stock Plan, 2004 Stock Plan, Executive Stock Plan, 2008 Stock Plan and 2009 Stock Plan, and shares of our common stock reserved for future issuance under our 2009 Stock Plan. The shares covered by this registration statement are eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

Registration Rights

At any time after 90 days following this offering, holders of the Spectrum registrable securities may demand that we register all or part of their registrable securities under the Securities Act on a Registration Statement on Form S-1 or any similar long-form registration statement or, if available, on a Registration Statement on Form S-3 or any similar short-form registration statement. Following a demand for registration by the holders of Spectrum registrable securities or if we file another registration statement under the Securities Act (other than a Form S-4 or Form S-8), subject to certain restrictions, holders of registrable securities (including the Spectrum holders) may elect to include their shares in the registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock — Registration Rights.”

Except with respect to the approximately 1.022 million shares of our common stock issued in connection with our acquisition of iArchives, we have agreed not to file any registration statements during the 90-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock except as part of an underwritten registration or pursuant to registrations on Form S-8 or any successor form. The registration statement we expect to file with respect to the approximately 1.022 million shares described above will not be filed until after January 1, 2011.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets, Inc.
Jefferies & Company, Inc.
Piper Jaffray & Co.
Total	3,564,842

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option, described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 534,726 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 534,726 shares of common stock from the selling stockholders.

		Total	Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.0 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on The Nasdaq Global Select Market under the symbol ACOM. On November 5, 2010, the last sale price of the shares on The Nasdaq Global Select Market was $26.56 per share.

We expect to enter into an agreement with the selling stockholders, including affiliates of Spectrum Equity Investors V, L.P., to repurchase $25.0 million worth of common stock, or approximately           shares, directly from the selling stockholders at a price per share equal to the net proceeds per share the selling stockholders receive in this offering. This direct purchase is a private, non-underwritten transaction.

We and all directors and officers and the holders of approximately 66% of our outstanding stock and stock options have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition, we and the selling stockholders agree that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraphs do not apply to, among other things:

•	the sale of shares to the underwriters;

•	the filing of a registration statement with respect to approximately 1.022 million shares of our common stock issued in connection with our acquisition of iArchives after January 1, 2011;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under the Exchange Act (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D/A or 13G/A) made after the expiration of the restricted period) shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift, to a trust, or to affiliates of a stockholder, including limited partners, members, or stockholders of the stockholder, provided that in the case of any such transfer or distribution, the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing under the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in respect of the transfer or distribution during the 180 day restricted period;

•	the sale of shares under a trading plan pursuant to Rule 10b5-1 under the Exchange Act in effect prior to November 1, 2010; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period.

The 90-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past and may in the future perform various financial advisory, investment banking, commercial banking and lending services for the issuer, for which they would receive customary fees and expenses. In particular, certain of the underwriters served as underwriters in connection with our initial public offering in November 2009, for which they received customary fees and expenses. Certain affiliates of certain underwriters have also acted as agents and lenders in connection with our new credit facility, for which they received, and will receive, customary fees and expenses.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on Web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The shares of our common stock to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our common stock should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of our common stock.

United Kingdom

This document and any other material in relation to the shares of our common stock described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act

2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares of our common stock are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares of our common stock will be engaged in only with, relevant persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of our common stock offered in the offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Ancestry.com Inc. and subsidiaries as of December 31, 2008 and 2009, and for the period from January 1, 2007 through December 5, 2007 (predecessor), the period from December 6, 2007 through December 31, 2007 (successor) and the years ended December 31, 2008 and 2009, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included and incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Public Reference Room
100 F Street, NE
Washington, DC, 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet Web site maintained by the SEC at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus. We incorporate by reference the documents set forth below, which we already have filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 26, 2010;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, filed on May 7, 2010, August 11, 2010 and November 2, 2010, respectively;

•	Our Current Reports on Form 8-K filed on March 23, 2010, May 27, 2010, June 17, 2010, July 27, 2010, September 13, 2010, September 23, 2010 (Items 3.02 and 8.01 information only) and October 21, 2010 (Item 3.02 information only); and

•	Our Proxy Statement on Schedule 14A filed on April 12, 2010.

We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost. We can be contacted at the address, phone number and e-mail address indicated below:

Investor Relations
Ancestry.com Inc.
360 West 4800 North
Provo, UT 84604
Tel: (212) 986-6667
investorrelations@ancestry.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Ancestry.com Inc.

We have audited the accompanying consolidated balance sheets of Ancestry.com Inc. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from January 1, 2007 through December 5, 2007 (predecessor), the period from December 6, 2007 through December 31, 2007 (successor) and the years ended December 31, 2008 and 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ancestry.com Inc. and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for the period from January 1, 2007 through December 5, 2007 (predecessor), the period from December 6, 2007 through December 31, 2007 (successor) and the years ended December 31, 2008 and 2009, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Salt Lake City, Utah
February 26, 2010

ANCESTRY.COM INC.

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,		September 30,
	2008	2009	2010
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$40,121	$66,941	$64,085
Restricted cash	6,572	2,181	2,441
Short-term investments	—	33,331	16,004
Accounts receivable, net of allowances of $394, $472 and $355 at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively.	5,155	5,860	4,398
Income tax receivable	3,089	2,017	2,912
Deferred income taxes	7,582	8,797	1,572
Prepaid expenses and other current assets	3,674	5,380	4,972

Total current assets	66,193	124,507	96,384
Property and equipment, net	17,004	19,430	19,378
Content database costs, net	47,244	49,650	55,301
Intangible assets, net	57,701	41,484	33,107
Goodwill	285,466	285,466	290,356
Other assets	4,367	2,811	1,402

Total assets	$477,975	$523,348	$495,928

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Accounts payable	$4,827	$6,877	$8,857
Accrued expenses	19,536	18,850	27,401
Escrow liability	5,682	1,763	2,029
Deferred revenues	61,178	69,711	90,583
Current portion of long-term debt	21,457	28,416	—

Total current liabilities	112,680	125,617	128,870
Long-term debt, less current portion	111,543	71,609	—
Deferred income taxes	33,710	30,117	24,728
Other long-term liabilities	254	1,115	1,834

Total liabilities	258,187	228,458	155,432
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value; 175,000 shares authorized; 38,217, 42,416 and 44,402 shares issued and outstanding at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively.	38	42	44
Additional paid-in capital	218,669	272,513	293,263
Accumulated other comprehensive income (loss)	—	(41)	519
Retained earnings	1,081	22,376	46,670

Total stockholders’ equity	219,788	294,890	340,496

Total liabilities and stockholders’ equity	$477,975	$523,348	$495,928

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Predecessor	Successor

	Period from	Period from
	January 1,	December 6,			Nine Months Ended
	2007 through	2007 through	Year Ended	Year Ended	September 30,
	December 5, 2007	December 31, 2007	December 31, 2008	December 31, 2009	2009	2010
					(unaudited)
Revenues:
Subscription revenues	$141,141	$11,692	$181,391	$207,707	$152,506	$204,343
Product and other revenues	12,269	1,278	16,200	17,195	12,287	13,853

Total revenues	153,410	12,970	197,591	224,902	164,793	218,196
Cost of revenues:
Cost of subscription revenues	33,590	2,462	38,187	40,183	29,755	33,996
Cost of product and other revenues	2,552	500	5,427	6,140	4,213	3,929

Total cost of revenues	36,142	2,962	43,614	46,323	33,968	37,925

Gross profit	117,268	10,008	153,977	178,597	130,825	180,271
Operating expenses:
Technology and development	31,255	3,517	33,206	36,236	26,690	30,447
Marketing and advertising	42,400	3,157	52,341	61,625	44,226	71,061
General and administrative	20,723	2,142	28,931	32,540	24,569	24,915
Amortization of acquired intangible assets	2,132	1,542	23,779	16,217	12,165	11,149
Transaction related expenses	9,530	—	—	—	—	—

Total operating expenses	106,040	10,358	138,257	146,618	107,650	137,572

Income (loss) from operations	11,228	(350)	15,720	31,961	23,175	42,699
Other income (expense):
Interest expense	(756)	(1,146)	(12,355)	(6,139)	(4,784)	(4,896)
Interest income	2,051	289	872	792	746	340
Other income (expense), net	266	7	(8)	21	14	398

Income (loss) before income taxes	12,789	(1,200)	4,229	26,635	19,151	38,541
Income tax expense	(5,018)	(103)	(1,845)	(5,340)	(6,927)	(14,247)

Net income (loss)	$7,771	$(1,303)	$2,384	$21,295	$12,224	$24,294

Net income per common share
Basic			$0.06	$0.55	$0.32	$0.56

Diluted			$0.06	$0.51	$0.30	$0.50

Weighted average common shares outstanding
Basic			38,113	38,930	38,283	43,075

Diluted			38,529	41,533	40,096	48,186

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

						Accumulated	Retained
	Convertible				Additional	Other	Earnings	Total
	Preferred Stock		Common Stock		Paid-In	Comprehensive	(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit)	Equity

Predecessor
Balance as of December 31, 2006	62,406	$62	32,708	$33	$130,818	$(7)	$(85,395)	$45,511
Exercise of stock options, net	—	—	1,496	1	1,680	—	—	1,681
Exercise of common stock warrants	—	—	136	—	—	—	—	—
Income tax benefit from stock option exercises	—	—	—	—	1,704	—	—	1,704
Stock-based compensation	—	—	—	—	901	—	—	901
Comprehensive income:
Unrealized loss on short-term investments, net of tax	—	—	—	—	—	(23)	—	(23)
Net income	—	—	—	—	—	—	7,771	7,771

Total comprehensive income	—	—	—	—	—	—	—	7,748

Balance as of December 5, 2007	62,406	$62	34,340	$34	$135,103	$(30)	$(77,624)	$57,545
Successor
Elimination of the predecessor equity structure	(62,406)	(62)	(34,340)	(34)	(135,103)	30	77,624	(57,545)
Investment in the predecessor	—	—	38,045	38	213,569	—	—	213,607

Balance as of December 6, 2007	—	$—	38,045	$38	$213,569	$—	$—	$213,607
Stock-based compensation	—	—	—	—	77	—	—	77
Comprehensive loss:
Unrealized gain on short-term investments, net of tax	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(1,303)	(1,303)

Total comprehensive loss	—	—	—	—	—	—	—	(1,302)

Balance as of December 31, 2007	—	$—	38,045	$38	$213,646	$1	$(1,303)	$212,382
Exercise of stock options, net	—	—	195	—	654	—	—	654
Write-off of deferred tax asset	—	—	—	—	(36)	—	—	(36)
Stock-based compensation	—	—	—	—	4,634	—	—	4,634
Stock option adjustments affecting goodwill	—	—	—	—	239	—	—	239
Repurchase of common stock and stock awards	—	—	(23)	—	(468)	—	—	(468)
Comprehensive income:
Unrealized loss on short-term investments, net of tax	—	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	—	2,384	2,384

Total comprehensive income	—	—	—	—	—	—	—	2,383

Balance as of December 31, 2008	—	$—	38,217	$38	$218,669	$—	$1,081	$219,788
Exercise of stock options, net	—	—	143	—	620	—	—	620
Issuance of common stock, net of costs	—	—	4,074	4	47,754	—	—	47,758
Income tax benefit from stock option exercises	—	—	—	—	45	—	—	45
Stock-based compensation	—	—	—	—	5,525	—	—	5,525
Repurchase of common stock	—	—	(18)	—	(100)	—	—	(100)
Comprehensive income:
Unrealized loss on short-term investments, net of tax	—	—	—	—	—	(41)	—	(41)
Net income	—	—				—	21,295	21,295

Total comprehensive income	—	—				—	—	21,254

Balance as of December 31, 2009	—	$—	42,416	$42	$272,513	$(41)	$22,376	$294,890
Exercise of stock options, net (unaudited)	—	—	1,986	2	9,564	—	—	9,566
Income tax benefit from stock option exercises (unaudited)	—	—	—	—	7,639	—	—	7,639
Stock-based compensation (unaudited)	—	—	—	—	3,547	—	—	3,547
Repurchase of common stock (unaudited)	—	—	—	—	—	—	—	—
Comprehensive income:
Unrealized gain on short-term investments, net of tax (unaudited)	—	—	—	—	—	44	—	44
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	516	—	516
Net income (unaudited)	—	—	—	—	—	—	24,294	24,294

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	24,854

Balance as of September 30, 2010 (unaudited)	—	$—	44,402	$44	$293,263	$519	$46,670	$340,496

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor	Successor
	Period from	Period from
	January 1,	December 6,			Nine Months
	2007 through	2007 through	Year	Year	Ended
	December 5,	December 31,	Ended	Ended	September 30,
	2007	2007	December 31, 2008	December 31, 2009	2009	2010
					(unaudited)
Operating activities:
Net income (loss)	$7,771	$(1,303)	$2,384	$21,295	$12,224	$24,294
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	10,594	754	10,732	10,936	8,092	8,355
Amortization of content	4,973	432	6,267	6,997	5,182	5,564
Amortization of intangible assets	2,121	1,542	23,779	16,217	12,164	11,149
Amortization of deferred financing costs	—	—	871	862	613	2,368
Impairment of content databases	—	—	1,475	—	—	—
Deferred gain on sale-leaseback	(591)	—	—	—	—	—
Deferred income taxes	449	336	1,653	(4,763)	(1,271)	990
Stock-based compensation expense	898	77	4,672	5,474	4,265	3,541
In-process research and development acquired	—	1,300	—	—	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(325)	(1,116)	(389)	(705)	974	1,496
Restricted cash	(208)	16	2,643	472	888	(144)
Prepaid expenses and other assets	(310)	(279)	(1,732)	(1,012)	(2,288)	627
Income tax receivable	(176)	77	93	1,072	2,683	(895)
Accounts payable and accrued expenses	148	5,040	(1,004)	1,410	(459)	17,569
Excess tax benefits from stock based compensation	—	—	—	(45)	(29)	(7,641)
Deferred revenues	5,849	(1,426)	4,448	8,533	8,672	19,563
Other long-term liabilities	118	772	(647)	861	26	719

Net cash provided by operating activities	31,311	6,222	55,245	67,604	51,736	87,555
Investing activities:
Capitalization of content database costs	(10,591)	(1,129)	(8,965)	(9,398)	(5,855)	(8,534)
Purchases of property and equipment	(10,572)	(852)	(11,621)	(13,362)	(7,566)	(7,897)
Acquisitions of businesses, net of cash acquired	—	—	—	—	—	(8,147)
Purchases of short-term investments	(44,995)	—	—	(33,372)	—	(7,193)
Proceeds from sale and maturity of short-term investments	75,980	—	362	—	—	24,564
Net cash used in acquisition of the predecessor, including transaction costs	—	(279,524)	—	—	—	—
Proceeds from settlement of forward contract	—	—	—	—	—	366

Net cash provided by (used in) investing activities	9,822	(281,505)	(20,224)	(56,132)	(13,421)	(6,841)
Financing activities:
Proceeds from exercise of stock options	1,681	—	654	620	559	9,514
Proceeds from issuance of common stock	—	—	—	47,758	—	—
Principal payments on debt	(15,000)	—	(7,000)	(32,975)	(18,331)	(100,025)
Proceeds from issuance of debt, net	—	136,082	—	—	—	—
Deferred financing costs from issuance of credit facility	—	—	—	—	—	(733)
Excess tax benefits from stock based compensation	—	—	—	45	29	7,641
Proceeds from issuance of common stock in connection with acquisition of the predecessor	—	109,749	—	—	—	—
Repurchase of common stock	—	—	(468)	(100)	(100)	—
Reduction in income taxes payable as a result of stock option exercises	1,704	—	—	—	—	—

Net cash provided by (used in) financing activities	(11,615)	245,831	(6,814)	15,348	(17,843)	(83,603)
Effect of changes in foreign currency exchange rates on cash and cash equivalents	—	—	—	—	—	33
Net increase (decrease) in cash and cash equivalents	29,518	(29,452)	28,207	26,820	20,472	(2,856)
Cash and cash equivalents at beginning of period	11,848	41,366	11,914	40,121	40,121	66,941

Cash and cash equivalents at end of period	$41,366	$11,914	$40,121	$66,941	$60,593	$64,085

Supplemental disclosures of cash flow information:
Cash paid for interest	$756	$—	$10,068	$7,740	$6,624	$2,528
Cash paid for income taxes	3,400	—	279	11,472	8,985	6,345
Supplemental disclosures of noncash investing and financing activities:
Noncash exchange of equity instruments in acquisition of the predecessor	—	103,858	—	—	—	—
Unrealized loss on short-term investments	—	—	—	(41)	—	44
Capitalization of stock-based compensation	3	—	9	5	3	6

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations

Ancestry.com Inc. is an online family history resource that derives revenue from providing access to digitized historical records on a subscription basis. Ancestry, Inc. (the “predecessor”) was originally incorporated in Utah in 1983. The predecessor changed its name to Ancestry.com, Inc. in July 1998 and was reincorporated in Delaware in November 1998. The predecessor’s name was changed to MyFamily.com, Inc. in November 1999 and again in November 2006 to The Generations Network, Inc. On December 5, 2007, the predecessor was acquired by Generations Holding, Inc. (“Generations Holding”). The “company” refers to operations of both the predecessor and the successor periods. Generations Holding was created for the sole purpose of acquiring The Generations Network, Inc. and had no prior operations. In July 2009, to better align our corporate identity with the premiere branding of Ancestry.com, Generations Holding changed its name to Ancestry.com Inc. (“Ancestry”, “our”, or the “successor”). Ancestry is a holding company, and substantially all its operations are conducted by its wholly-owned subsidiary, Ancestry.com Operations Inc. and its subsidiaries.

Basis of Presentation

As a result of the acquisition of the predecessor, the recorded assets, liabilities and stockholders’ equity reflected in the financial statements prior to and subsequent to the transaction date are not necessarily comparable. Periods through December 5, 2007 reflect the accounts and activity of the predecessor. Periods from December 6, 2007 reflect the accounts of the successor. The consolidated statements of changes in stockholders’ equity reflect the initial capitalization of Generations Holding, on the date of the acquisition of the predecessor. The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries and a variable interest entity (“VIE”). All significant intercompany accounts and transactions have been eliminated in consolidation. VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. VIEs with which the company is involved are evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIEs for financial reporting purposes.

As part of the company’s strategic efforts in China and in order to comply with certain People’s Republic of China (“PRC”) laws relating to foreign entities’ ownership of Internet content providers in the PRC, a Hong Kong wholly-owned subsidiary of the company provided PRC nationals funding to initially capitalize Beijing Generations Internet Information Services Co., Ltd. (“BGIIS”) and continues to provide PRC nationals additional funding to operate that entity. BGIIS operates to provide content into the PRC. Without continued financial support from Ancestry, BGIIS has no means to generate cash flows sufficient to remain a going concern. The company has concluded that it is the primary beneficiary of BGIIS and therefore the company has consolidated the financial statements of BGIIS as a VIE of the company. BGIIS is not significant to the financial position, results of operations, or cash flows of the consolidated company.

Certain prior period amounts have been reclassified to conform to current year presentation. These reclassifications did not have significant impact on the condensed consolidated financial statements.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of September 30, 2010, the consolidated statements of operations and consolidated statements of cash flows for nine months ended September 30, 2010 and 2009, and the consolidated statement of stockholder’s equity for the nine months ended September 30, 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) on the same basis as the audited consolidated financial statements and in the opinion of management, reflect all adjustments (all of which are considered of normal recurring nature) considered necessary to present fairly the company’s financial position, results of its operations and cash flows for the nine months ended September 30, 2010 and 2009. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009 included in the company’s 2009 Annual Report on Form 10-K (the “2009 Annual Report”) filed with the Securities and Exchange Commission on February 26, 2010.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

The company evaluates its estimates continually to determine their appropriateness, including determination of the fair value of acquired intangible assets and goodwill, the estimated useful lives of the company’s intangible assets, determination of fair value of stock options, income taxes, and allowances for sales returns and uncollectible accounts receivable. The company bases its estimates on historical experience and on various assumptions that are believed to be reasonable, the results of which form the basis for the amounts recorded within the consolidated financial statements.

Revenue Recognition and Cost of Revenues

In general, the company recognizes revenue related to sales of subscriptions, products, services and advertising when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Where arrangements have multiple elements, revenue is allocated to the elements based on a relative fair value method and revenue is recognized based on the company’s policy for each respective element.

The company derives subscription revenues by providing access to its various Web sites. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription fees are collected primarily from credit cards through the company’s Web sites at the beginning of the subscription period. Deferred revenues represent the amounts received in advance of the subscription period.

Revenues are also generated from sales of desktop software, physical delivery of vital records products (birth, marriage and death certificates), DNA testing, advertising and other products and services. Sales of desktop software sold directly from the company’s Web site are recognized upon shipment, net of estimated returns, provided that collectability is reasonably assured and there are no significant performance obligations. Sales of desktop software sold in the retail channel contains multiple elements including a subscription to access our online content. Revenue is allocated to the elements based on their relative fair value. The elements fair value is determined by vendor specific objective evidence (“VSOE”) for the sale of each element on a standalone basis. The subscription element is recognized over its estimated subscription period and other product elements are recognized upon sale of the product. Product and other revenues are recognized upon shipment of the product. Service revenues are recognized upon completion of the services. Advertising revenues are recognized based on the number of online impressions delivered. Shipping fees billed to customers are included in product and other revenues, and related shipping costs are included in cost of product and other revenues.

Cost of subscription revenues consists of amortization of capitalized content database costs, depreciation of Web servers and equipment, credit card processing fees, Web site hosting costs, royalty costs on certain content licensed from others, personnel-related costs, including salaries, bonuses, stock-based compensation, employer payroll taxes and employee benefits, costs of Web operations support and subscriber services employees.

Cost of product and other revenues consist of direct costs of product goods sold, shipping costs, credit card processing fees, personnel-related costs of product warehouse personnel, warehouse storage costs and royalties on products licensed from others.

The company has established an allowance for sales returns based on historical subscription cancellations and product returns. Actual customer subscription cancellations and product returns are charged against the allowance or deferred revenue to the extent that revenue has not yet been recognized. This reserve has been reflected as a reduction of accounts receivable and revenue. In certain sales transactions, the company is required to collect and remit sales taxes. The company accounts for sales tax on a net basis and such sales taxes are not included in revenues on the consolidated statements of operations.

The following table summarizes the combined activity for the allowance for sales returns and the allowance for bad debt (in thousands):

	Predecessor	Successor
	Period from Jan. 1,	Period from
	2007 through	Dec. 6,	Year Ended	Year Ended
	Dec. 5,	2007 through	Dec. 31,	Dec. 31,
	2007	Dec 31, 2007	2008	2009

Balance at beginning of period	$371	$401	$270	$394
Provision	1,132	5	1,531	1,472
Write-offs	(1,102)	(136)	(1,407)	(1,394)

Balance at end of period	$401	$270	$394	$472

Certain Risks and Concentrations

Financial instruments that potentially subject the company to credit risk consist principally of cash equivalents, short-term investments and accounts receivable. Cash equivalents are comprised of money market accounts. Short-term investments at December 31, 2009 and September 30, 2010 (unaudited) consisted of investments in U.S. government agency securities. Accounts receivable are unsecured and include receivables from businesses and individual customers. No one customer accounted for more than 10% of the company’s revenues during the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007 and the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010 (unaudited). One customer accounted for 19% of accounts receivable at December 31, 2008 and two customers accounted for 19% and 13% of accounts receivable at December 31, 2009. One customer accounted for 27% of accounts receivable at September 30, 2010 (unaudited). The customers that account for more than 10% of the company’s accounts receivable balances, which are not material as a percentage of revenues, are businesses with extended payment terms that are responsible for the sale of various company services and products.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash consists principally of cash held in escrow from acquisitions and cash held in an escrow account as collateral for the company’s credit card processor.

Short-Term Investments

The company determines the appropriate classification of its investments at the time of purchase and re-evaluates such designations as of each balance sheet date. All investments and cash equivalents in the portfolio are classified as “available-for-sale” and are stated at fair market value, with all the associated unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method. The company may or may not at a point in time hold securities with stated maturities greater than one year until maturity. The company considers these investments as liquid resources available for current operations when and if needed and therefore would classify them as current assets unless specifically identified as an investment to be held to maturity.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable consists of credit card charges authorized but not fully processed by the company’s credit card processors and receivables from businesses resulting from the sale of product, advertising and earned royalties or revenue share arrangements. The company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. Allowances are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reserved allowances are provided based upon a percentage of aged outstanding invoices. In determining these percentages, the company analyzes its historical collection experience and current economic trends.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are three years for computer equipment, purchased software, and furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets, generally five years. Repairs and maintenance costs are expensed as incurred. Major renewals and improvements that extend the useful lives of existing assets are capitalized and depreciated over their estimated useful lives.

Inventory

Net inventory was $0.3 million, $0.1 million and de minimis at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively. Inventory is included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory consists primarily of packaged software, books, DNA testing kits and other printed materials. Inventory is classified as finished goods and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The company maintains an allowance for excess and obsolete inventory based on historical product sales and current inventory levels.

Content Database Costs

Content database costs consist of historical information that has been digitized and indexed to allow subscribers to search and view the content online. Content database costs include the costs to acquire or license the historical data, costs incurred by our employees or by third parties to scan the content, costs to have the content keyed and indexed in order to be searchable and the fair value allocated to content databases in business acquisitions. Among the most utilized content in the company’s databases are the United States and United Kingdom census records which are ordinarily released by government entities every ten years. The company amortizes content database costs on a straight-line basis over ten years after the content is released for viewing on the company’s Web sites. Costs to renew or extend the term of licensed content databases are expensed as incurred.

Software Development Costs

Software development costs associated with software to be sold, leased, or otherwise marketed are expensed as incurred until technological feasibility, defined as a working model or prototype, has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, costs incurred between the completion of a working model and the point at which the product is ready for general release have been insignificant. Accordingly, the company has charged all such costs to technology and development in the period incurred.

Internal and external software development costs associated with the development of software for internal use are expensed during the preliminary project stage and capitalized during the application development stage. The company has capitalized a minor amount of costs associated with software developed for internal use. The costs associated with minor enhancements to internal use software are expensed to technology and development in the period incurred.

Impairment of Long-Lived Assets

The company reviews property and equipment and intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of an asset or asset group to future undiscounted cash flows the asset or asset group is expected to generate. If assets are determined to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset or group of assets exceeds its fair market value. During the year ended December 31, 2008, as a result of a change in the company’s content strategy in China, the company recorded an impairment charge of $1.5 million on its capitalized Chinese content. The impairment is recorded in cost of subscription revenues on the statement of operations. There was no impairment loss recognized in the year ended December 31, 2009 or the nine months ended September 30, 2010 (unaudited).

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets with indefinite lives are not amortized but rather tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. Goodwill is the only indefinite lived asset of the company. The company evaluates its goodwill for impairment annually in the fourth quarter or when indicators of impairment exist. Impairment is recognized when the carrying value of goodwill exceeds the fair value of the reporting unit. As the consolidated company represents a single reporting unit, the goodwill carrying value is compared to the enterprise value as a whole. The annual evaluation of the company’s goodwill resulted in no impairment loss for the years ended December 31, 2008 and 2009. There have been no indicators of impairment in the nine months ended September 30, 2010 (unaudited).

Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. The company is currently amortizing its acquired intangible assets with definite lives on a straight-line basis over periods ranging from 1 to 10 years except subscriber relationships and contracts which are amortized on an accelerated basis from 4 to 8 years. Subscriber relationships and contracts are amortized based on an annual turnover rate, or rate of attrition, of the subscribers resulting in an accelerated basis of amortization.

Income Taxes

The company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets may not be realized.

The company adopted changes issued by the Financial Accounting Standards Board (“FASB”) which prescribed a recognition threshold and measurement attribute for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. Under the guidance, an uncertain income tax position must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. The guidance also provides guidance for de-recognition, classification, interest and penalties, and accounting in interim periods.

Comprehensive Income (Loss)

For the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010 (unaudited) accumulated other comprehensive income (loss) includes unrealized gains and losses on short-

term available-for-sale investments and translation gains and losses related to foreign subsidiaries whose functional currency is other than the U.S. dollar. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange for the period for revenues and expenses.

The company’s results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The financial statements of foreign subsidiaries whose functional currency is the U.S. dollar are translated into U.S. dollars using period-end or historical rates of exchange for assets and liabilities and average rates of exchange for the period for revenues and expenses.

Net foreign currency transaction and translation gains and (losses) are included in general and administrative expense in the accompanying consolidated statements of operations and were approximately $(0.5) million, $0.1 million, $(0.4) million, $0.4 million, $0.4 million and $(0.1) million for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

Stock-Based Compensation

The company has stock-based compensation plans which allow for the issuance of stock options and restricted stock units to employees, officers, directors, and consultants. Stock-based compensation is accounted for by amortizing the fair value of each stock award expected to vest over the requisite service period. The fair value of each restricted stock unit is based on the closing price of the company’s common stock on the date of grant. The fair value of each stock option award is calculated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model requires various highly judgmental assumptions including fair value of the underlying stock, volatility, expected option life, risk-free interest rate, and expected dividends. To the extent the actual forfeiture rate is different from the estimate, stock-based compensation expense is adjusted accordingly. If any of the assumptions used in the Black-Scholes model change significantly or the actual forfeiture rate is different than the estimate, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Options issued to non-employees are expensed during the period that services are provided by the non-employees. Fair value of the stock-based compensation is measured using the stock price and other assumptions as of the earlier of the date at which a commitment for performance by the non-employee to earn the equity instrument is reached or the non-employee’s performance is complete.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited) were approximately $25.2 million, $1.4 million, $34.0 million, $43.6 million, $30.8 million and $52.7 million, respectively.

Research and Development

All expenditures for research and development are charged to technology and development expense as incurred.

Net Income Per Common Share

Basic net income per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted net income per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares outstanding during the period. Potential common shares consist primarily of incremental shares issuable upon the assumed exercise of stock options and warrants to purchase common stock using the treasury stock method. A reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per share is as follows (in thousands, except per share amounts):

			Nine Months Ended
	Year Ended December 31,		September 30,
	2008	2009	2009	2010
			(unaudited)

Basic net income per common share:
Net income	$2,384	$21,295	$12,224	$24,294
Shares used in computation:
Weighted-average common shares outstanding	38,113	38,930	38,283	43,075

Basic net income per common share	$0.06	$0.55	$0.32	$0.56

Diluted net income per common share:
Net income	$2,384	$21,295	$12,224	$24,294
Shares used in computation:
Weighted-average common shares outstanding	38,113	38,930	38,283	43,075
Dilutive stock options	416	2,603	1,813	5,111

Weighted-average number of diluted common shares	38,529	41,533	40,096	48,186

Diluted net income per common share	$0.06	$0.51	$0.30	$0.50

For the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), 5.1 million, 1.3 million, 2.2 million and 0.6 million shares subject to stock options were excluded from the diluted calculation as their inclusion would have been anti-dilutive.

As a result of the acquisition of the predecessor, the capital structure of the predecessor is not comparable to that of the successor. Accordingly net income per common share for the 2007 predecessor and successor periods is not comparable or meaningful and therefore is not presented.

Recent Accounting Pronouncements

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a VIE and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The provisions of the new standards were effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. The adoption of the new standards did not have an impact on the company’s consolidated financial position, results of operations and cash flows.

In October 2009, the FASB issued new revenue recognition standards for arrangements with multiple deliverables. The new standards permit entities to use management’s best estimate of selling price to value individual deliverables when those deliverables do not have vendor specific objective evidence of fair value or when third-party evidence of selling price is not available. Additionally, these new standards modify the manner in which the selling price is allocated across the separately identified deliverables by no longer permitting the residual method of allocating the selling price. The requirements of these new standards are to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. The company does not expect adoption of these standards will have a material impact on the consolidated financial position, results of operations or cash flows.

2.	Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	December 31,		September 30,
	2008	2009	2010
			(unaudited)

Cash	$26,616	$5,159	$9,928
Cash equivalents:
Money market funds	13,505	61,782	54,157

Total cash and cash equivalents	$40,121	$66,941	$64,085

Short-term investments:
U.S. agency securities	$—	$33,331	$16,004

Gross unrealized gains and losses on short-term investments were not significant at December 31, 2008 and 2009 and September 30, 2010 (unaudited). Gross realized gains and losses were not significant for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010 (unaudited). As of December 31, 2009, all U.S. agency securities were in an unrealized loss position and had been in a loss position for less than one year from the date of purchase. As of September 30, 2010 (unaudited), the company had U.S. agency securities totaling $13.0 million in an unrealized gain position. The company also had U.S. agency securities totaling $3.0 million in an unrealized loss position, which had been in a loss position for less than one year, and were not considered to be other than temporary losses.

The company designates all short-term investments as available-for-sale. At December 31, 2009 and September 30, 2010 (unaudited) the company did not hold any investments with maturities greater than one year.

3.	Acquisitions and Dispositions

On July 15, 2010, the company acquired Genline AB, the owner and operator of the Swedish family history Web site Genline.se, based in Stockholm, Sweden for approximately $7.2 million in cash consideration. The Genline acquisition increased the company’s presence in the Swedish market and provides existing customers access to millions of Swedish records. The acquisition of Genline was not material to the company’s financial position or results of operations.

On August 6, 2010, the company acquired ProGenealogists, Inc., a leading professional genealogy research firm that specializes in genealogical, forensic and family history research for approximately $1.1 million in cash consideration. The acquisition of ProGenealogists provides us with a genealogy research team for internal projects and allows customers access to expert genealogists to assist them in their research. The ProGenealogists acquisition was not material to the company’s financial position or results of operations.

As discussed in Note 1, Generations Holding acquired all the outstanding stock of the predecessor in December 2007 for a total purchase price of approximately $354.8 million. The acquisition has been accounted for as a purchase of the predecessor’s business in accordance with GAAP. The purchase price consisted of the following (in thousands):

Cash paid (net of predecessor cash used of $28,712)	$249,132
Fair value of successor common stock issued to predecessor stockholders	95,695
Transaction costs	1,764
Fair value of stock options exchanged	8,163

Total	$354,754

Cash of $15.3 million was placed in escrow for a period of twelve months from the acquisition date to partially satisfy any potential loss contingencies that existed at the acquisition date, including a breach of any representations or warranties by the predecessor. The escrow amount has been included in the purchase price. The fair value of the stock options (5,740,207 shares underlying the stock options) issued in exchange for stock options in the predecessor was estimated using the Black-Scholes option-pricing model utilizing the following assumptions:

Risk-free interest rate	2.90%
Expected term (in years)	2.0
Expected stock price volatility	65%
Expected dividend yield	—

The total purchase price of $354.8 million was allocated to the acquired tangible and identifiable intangible assets and assumed liabilities based on their estimated fair values at the acquisition date. The excess of the purchase price over the allocated fair value for tangible and identifiable intangible assets was recorded as goodwill. As a result of this transaction, Spectrum Equity Investors V., L.P. and certain of its affiliates acquired approximately 67% of the company’s outstanding shares. Spectrum and its affiliates’ objective is to invest in and build leading companies in the information services, media and related growth sectors. Generations Holding acquired the predecessor at a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired because Spectrum and its affiliates, together with the other investors in the transaction, believed in the future growth and prospects of the company and Spectrum believed that obtaining control of the company would contribute toward the achievement of its objective of investing in and building leading companies in the information services, media and related growth sectors. The allocation of the purchase price was as follows (in thousands):

Assets acquired:
Cash and cash equivalents, restricted cash and investments	$19,338
Other current assets	10,483
Property and equipment	16,017
Other assets	213
Acquired intangible assets:
Capitalized content	45,337
Subscriber relationships and contracts	35,600
Core technology	21,700
Trade name and trademarks	25,700
In-process technology	1,300
Goodwill	285,019

Total assets	460,707
Liabilities assumed:
Deferred revenues	(58,156)
Current liabilities	(22,816)
Long-term liabilities	(24,981)

Total net assets acquired	$354,754

For tax purposes, the transaction was treated as a stock acquisition. As a result, assets and liabilities were not adjusted to fair value for tax purposes. Deductible goodwill of $18.4 million consists of tax basis goodwill that existed prior to the transaction, and has been carried over to the successor.

The company allocated $1.3 million of the purchase price in the transaction to an in-process research and development (“IPR&D”) project that had not yet reached technological feasibility and has no future alternative use. The amount allocated to IPR&D has been recorded within technology and development costs in the company’s statement of operations for the successor period from December 6, 2007 through December 31, 2007. The company’s IPR&D project focuses on search technologies. The valuation of the project was based on an income approach which discounts the future net cash flows attributable to the project to determine the current value.

In June 2007 the company approved a management incentive plan to provide bonus payments totaling $5.0 million to certain company executives in the event of a change of control transaction. Pursuant to the transaction in December 2007, executives were paid all but approximately $0.3 million, which was held in escrow and paid out after the one year escrow period. The company also incurred an additional $4.5 million of seller costs associated with the acquisition. The total costs of $9.5 million were expensed as incurred. In 2008, the company adjusted goodwill by $0.4 million due to actual expenses incurred being different than estimates.

At December 31, 2008 and 2009, the company had a liability of $5.7 million and $1.6 million to be paid to former stockholders as remaining escrow payments and to former stockholders who have not submitted the documentation required for disbursement of funds from the acquisition.

4.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated
	Useful	December 31,
	Lives	2008	2009

Computer equipment	3 years	$21,234	$29,657
Purchased and internal use software	3 years	5,623	9,993
Furniture and fixtures	3 years	1,023	1,092
Leasehold improvements	5 years	610	771

		28,490	41,513
Accumulated depreciation and amortization		(11,486)	(22,083)

		$17,004	$19,430

5.	Intangible Assets and Content Database Costs

The changes in the carrying amounts of goodwill were as follows (in thousands):

Balance at December 31, 2007	$285,019
Adjustments related to 2007 acquisition	447

Balance at December 31, 2008	$285,466

Intangible assets and content database costs consisted of the following (in thousands):

	Estimated
	Useful	December 31,
	Lives	2008	2009

Subscriber relationships and contracts	6-8 years	$35,600	$35,600
Core technology	4-5 years	21,700	21,700
Trademarks and trade names	6 years	25,700	25,700
Other intangible assets	1 year	22	22

		83,022	83,022
Accumulated amortization		(25,321)	(41,538)

Net intangible assets		$57,701	$41,484

Capitalized content database costs	10 years	$46,122	$54,863
Capitalized content database costs not yet placed in service		7,793	8,455

		53,915	63,318
Accumulated amortization		(6,671)	(13,668)

Net content database costs		$47,244	$49,650

Core technology, trademarks and trade names, other intangible assets and content database costs are amortized using the straight-line method over their estimated periods of benefit. Subscriber relationships and contracts are amortized based on an annual turnover rate, or rate of attrition, of the subscribers resulting in an accelerated basis of amortization. The weighted average amortization period for the definite-lived intangible assets acquired was 7.1 and 7.3 years for the years ended December 31, 2008 and 2009, respectively.

As of December 31, 2009, amortization of content database costs is expected to be $7.0 million, $6.6 million, $6.3 million, $5.5 million, and $4.6 million for the years ending December 31, 2010, 2011, 2012, 2013, and 2014 respectively. As of December 31, 2009, amortization of acquired intangible assets is expected to be $14.7 million, $13.1 million, $7.3 million $6.2 million and $0.1 million for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively. The amortization expense associated with acquired intangible assets is classified as amortization of acquired intangible assets in the consolidated statements of operations.

6.	Long-Term Debt

On September 9, 2010, the company terminated and paid in full the $76.2 million outstanding under our previous credit facility. Also on September 9, 2010, in connection with the payoff of the previous credit facility the company entered into a new three-year $100.0 million principal amount senior secured revolving credit facility with Bank of America, N.A., as administrative agent, and certain other financial institutions (the “Credit Facility”). The Credit Facility includes a $5.0 million sublimit for the issuance of letters of credit and a $7.0 million sublimit for swingline loans. As of September 30, 2010, the company has not borrowed against the Credit Facility.

The Credit Facility has a maturity date of September 9, 2013 and is secured by a first-priority security interest in all of the capital stock of the company’s wholly-owned domestic subsidiaries and 65% of the capital stock in the company’s material foreign subsidiaries, as well as the currently owned and hereafter acquired real and personal property assets of the company and its wholly-owned domestic subsidiaries. Borrowings under the Credit Facility may be used to finance the on-going working capital needs of the company and its subsidiaries and for general corporate purposes, including permitted business acquisitions and capital expenditures.

The Credit Facility contains financial and other covenants, including but not limited to, limitations on indebtedness, liens, mergers, asset sales, dividends and other payments in respect of equity interests, capital expenditures, investments and affiliate transactions (subject to qualifications and baskets), as well as the maintenance of a minimum fixed charge coverage ratio and a maximum senior secured leverage ratio. A violation of these covenants or the occurrence of certain other events could result in a default permitting the termination of the lenders’ commitments under the Credit Facility and/or the acceleration of any loan amounts then outstanding. The company was in compliance with all financial and other covenants at September 30, 2010.

Under the terms of the Credit Facility, the company may elect that the loans comprising each borrowing bear interest generally at a rate equal to (i) LIBOR plus a margin that fluctuates between 1.50% and 2.00%, as determined by the company’s Consolidated Leverage Ratio (as defined in the Credit Facility) as set forth in the company’s most recently delivered compliance certificate or (ii) the Base Rate (defined as a rate equal to the highest of (a) the Federal Funds Rate plus 0.50%, (b) the Bank of America prime rate and (c) the Eurodollar rate plus 1.00%), plus a margin that fluctuates between 0.50% and 1.00%, as determined by the company’s Consolidated Leverage Ratio as set forth in its most recently delivered compliance certificate (the “Base Rate Applicable Margin”). Each swingline loan will bear interest at the Base Rate plus the Base Rate Applicable Margin. In addition, the company will pay a commitment fee of 0.40% on any unused portions of the facility and a letter of credit fee that fluctuates between 1.50% and 2.00%, as determined by the company’s Consolidated Leverage Ratio as set forth in its most recently delivered compliance certificate.

Debt financing costs of $0.7 million were incurred in connection with the Credit Facility. These costs are deferred in other long-term assets on the balance sheet and are being amortized to interest expense over the period of the Credit Facility. At September 30, 2010, the unamortized debt financing costs were $0.7 million.

On November 1, 2006, the company renegotiated the terms of its revolving line of credit with a financial institution for up to $25.0 million, due upon maturity at September 1, 2009. Interest accrued monthly at percentages above or below prime or LIBOR based on quarterly debt ratios, and was payable monthly for the prime portion and quarterly for the LIBOR portion. The line was secured by all the assets of the company and approximately 65% of the company’s stock in certain of its wholly-owned foreign subsidiaries. On December 5, 2007, in connection with the acquisition of predecessor the revolving line of credit of $15.0 million plus accrued interest of approximately $0.1 million was paid in full and the revolving line of credit was terminated.

On December 5, 2007, in connection with the acquisition of predecessor, the company entered into a secured credit facility with a number of financial institutions for borrowings up to $150.0 million including a term loan commitment of $140.0 million (the “Term Loan”) and revolving commitment of up to $10.0 million which could be in the form of a swingline loan, a revolving loan and/or a letter of credit (the “Revolving Loans” and the Term Loan collectively are the “Previous Credit Facility”). The company borrowed $140.0 million of the Term Loan to fund the acquisition. No amounts were outstanding under the Revolving Loans as of December 31, 2008 and 2009. A loan under the Previous Credit Facility could be in the form of a (1) base rate loan that bears interest at the higher of (a) the Federal Funds Rate plus 1/2 of 1%, or (b) the rate of interest in effect as publicly announced by JPMorgan Chase Bank as its “prime rate,” plus a margin of 2.75% or 3.50% based on the company’s consolidated total leverage ratio; or (2) Eurodollar rate loan bearing interest based on LIBOR plus a margin of 3.75% to 4.50% based on the company’s consolidated total leverage ratio. The weighted average effective interest rate of the Previous Credit Facility at December 31, 2008 and 2009 was 7.4% and 4.0%, respectively.

The company was obligated to make quarterly accrued interest and principal payments on the Term Loan. The principal payments were to escalate each fiscal year until the Term Loan matures on December 5, 2012. The Revolving Loans, if any, were also due on December 5, 2012. In addition to paying interest on the Previous Credit Facility, the company paid a commitment fee of 0.50% per annum to the lenders under the Revolving Loans for the unutilized commitment. The fee was calculated based on the daily unutilized commitment and was due quarterly. The company was entitled to terminate or reduce the Revolving Loan commitment at any time without a termination fee.

The Previous Credit Facility was subject to various mandatory prepayment terms which included prepayments as a result of certain equity issuances and prepayments of excess cash, if any, based on a calculation performed on an annual basis. Included in the current portion of long-term debt on the balance sheet at December 31, 2008 is $10.9 million, which was paid in May 2009 as an excess cash payment in accordance with the terms of the Previous Credit Facility. In November 2009, the company prepaid $12.5 million in principal as a mandatory prepayment in connection with the company’s initial public offering. Included in the current portion of long-term debt on the balance sheet at December 31, 2009 was $18.6 million due in May 2010 as an excess cash payment. Mandatory prepayments are applied to Revolving Loans, if any, prior to the outstanding principal on the Term Loan. The Previous Credit Facility was secured by all of the present and future tangible and intangible assets of the company and approximately 65% of the company’s stock in certain of its wholly-owned foreign subsidiaries. Foreign subsidiaries did not guarantee the outstanding debt. In connection with the Previous Credit Facility, the company was required to maintain certain financial ratio covenants, minimum earnings before interest, depreciation, amortization, taxes and other specifically excluded costs and maintain capital and content expenditures below set maximum levels. As of December 31, 2008 and 2009 the company was in compliance with all debt covenants.

Debt financing costs of $3.9 million were incurred in connection with the Previous Credit Facility. These costs were deferred in other long-term assets on the balance sheet and were amortized to interest expense over the period of the Term Loan. At December 31, 2009, the unamortized debt financing costs were $2.3 million. The remaining unamortized debt financing costs at termination of $1.3 million were charged to interest expense upon termination.

The company uses an interest rate cap agreement to cap the floating (base) rate of its Credit Facility. In December 2007, the company entered into an interest rate cap agreement with a financial institution that participates in the Credit Facility. The interest rate cap has a notional amount of $90.0 million of the company’s outstanding floating rate debt of $140.0 million and was purchased in order to mitigate a portion of the company’s exposure to variable rate interest payments. The company paid $0.1 million for a 6% interest rate cap which expires on December 31, 2010. The interest rate cap does not qualify for hedge accounting under current accounting guidance as such, the fair value of the interest rate cap is recorded as an asset in the financial statements and changes in fair value are recorded in interest expense. At December 31, 2008 and 2009 the fair value of the interest rate cap was de minimis.

As of December 31, 2009, the company’s Term Loan had two tranches of $87.5 million and $12.5 million outstanding in 3-month LIBOR at 0.25% plus a margin. Under the Previous Credit Facility, the 3-month LIBOR tranches and related interest rates reset in March 2010.

Components of long-term debt were as follows (in thousands):

	December 31,		September 30,
	2008	2009	2010
			(unaudited)

Term loan	$133,000	$100,025	$—
Current portion of long-term debt	(21,457)	(28,416)	—

Long-term debt	$111,543	$71,609	$—

Future contractual maturities of the long-term debt at December 31, 2009 and September 30, 2010 (unaudited) were as follows (in thousands):

	December 31,	September 30,
	2009	2010
		(unaudited)

2010	$28,416	$—
2011	11,550	—
2012	60,059	—

	$100,025	$—

7.	Stockholders’ Equity

Common Stock

The company’s Board of Directors and stockholders approved a 1-for-2 reverse stock split of the company’s common stock and an increase in the authorized common stock from 100 million to 175 million in October, 2009. An amendment to the amended and restated certificate of incorporation was filed on October 30, 2009 affecting the 1-for-2 reverse stock split and the increase in authorized stock. All common share and per share amounts retroactively reflect the reverse stock split and change in authorized common stock.

On November 4, 2009, the SEC declared effective the company’s Registration Statement on Form S-1 for an initial public offering. The offering commenced immediately thereafter and was completed on November 10, 2009 at a price of $13.50 per share. The company registered and sold 4,074,074 shares of common stock for an aggregate purchase price of $55.0 million. The net offering proceeds received by the company after deducting total estimated expenses were $47.8 million. The company’s estimated expenses incurred of $7.2 million consisted of $3.8 million in underwriting discounts, fees and commissions and $3.4 million in other offering expenses.

Preferred Stock

The company has authorized 5 million shares of preferred stock that is issuable in series. At December 31, 2008 and 2009, the company has not issued or designated any series or preferences associated with the preferred stock.

Warrants

In connection with entering into an interactive service agreement with a vendor in May 2002, the company issued a warrant to purchase shares of the company’s common stock. In March of 2004, the warrant was amended to provide for a purchase of 121,176 shares of common stock at an exercise price of $1.4412 per share. The warrant was exercised in May 2007 in a cashless conversion with 84,019 shares of common stock issued.

In connection with obtaining a term loan with a financial institution in May 2003, the company issued a warrant to purchase 57,157 shares of common stock at approximately $0.5248 per share. The warrant was exercised in a cashless conversion on December 5, 2007 with 51,602 shares of common stock issued.

8.	Stock-Based Awards

In July 2009, the Board of Directors approved the 2009 Stock Incentive Plan (“the 2009 Plan”). The 2009 Plan was effective upon the consummation of the company’s initial public offering, on November 10, 2009. As of September 30, 2010 (unaudited), 2,957,138 stock-based awards were available to be granted under the 2009 Plan. The 2009 Stock Plan is subject to automatic annual increase on the first day of each fiscal year beginning in 2010 and thereafter by a number of shares of common stock equal to 4% of the number of outstanding shares of common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares of common stock prescribed by the Board of Directors with respect to a particular calendar year. It is also subject to increase by the number of shares that cease to be subject to awards under the other option and incentive plans (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares of common stock). In March 2008, the Board of Directors of the company approved and adopted the Generations Holding, Inc. Stock Purchase and Option Plan (the “2008 Plan”). In conjunction with the acquisition of the predecessor, the company issued replacement options to acquire common stock of the successor in exchange for all issued and outstanding options of the predecessor with the same option grant prices and terms including all terms outlined in the 1998 Stock Option Plan as amended in 2002 (the “1998 Plan”), the Executive Stock Plan (“ESP”) and the 2004 Stock Option Plan (the “2004 Plan”). Holders of stock options pursuant to the 1998 and the ESP Plans along with various employees with change of control provisions in their individual grants under the 2004 Plan received twelve months of vesting acceleration upon the acquisition of predecessor. Under these plans the company has reserved 8,197,001 shares of common stock for future issuance as of September 30, 2010 (unaudited). The company has no intentions to issue additional stock options under the 1998 Plan, ESP, 2004 Plan or 2008 Plan.

All awards granted pursuant to the 1998 Plan, ESP, the 2004 Plan, the 2008 Plan and the 2009 Plan have a term not greater than ten years from the date of grant. Awards issued generally vest over four years and commence vesting upon the date of hire or date of grant. The plans allow for the exercise of options using shares of the company’s common stock that have been held for more than six months. The shares used to satisfy option exercise prices are netted against option exercises on the statements of stockholders’ equity. Prior to the company’s initial public offering, the company retained a right of first refusal to purchase shares obtained from the exercise of stock options under stock option plans when presented with a bona fide offer to acquire the stock from a third party. The company has exercised its right of first refusal depending on cash availability and the price obtained from the bona fide third party offer.

Stock Options

All the plans provide for stock options to be granted to employees, officers, directors and consultants. A summary of all the plans stock option activity for the years ended December 31, 2007, 2008, and 2009 were as follows:

	2007		2008		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	7,279,863	$3.74	5,712,204	$4.42	8,822,526	$4.88
Granted	352,750	4.70	4,188,121	5.42	1,898,909	7.15
Exercised	(1,496,513)	1.12	(194,948)	3.34	(143,937)	4.31
Canceled	(423,896)	4.66	(882,851)	4.78	(204,208)	5.44

Outstanding at end of year	5,712,204	4.42	8,822,526	4.88	10,373,290	5.29

Exercisable at end of year	3,429,111	4.30	3,996,892	4.39	6,298,343	4.71

Vested and expected to vest	4,279,793	4.36	8,370,492	4.86	10,181,408	5.26

Summary of all the plan’s stock option activity for the nine months ended September 30, 2010 (unaudited) is as follows:

	September 30, 2010
		Weighted
		Average
		Exercise
	Shares	Price
	(unaudited)

Outstanding at beginning of period	10,373,290	$5.29
Granted	417,250	17.99
Exercised	(1,985,136)	4.82
Canceled	(198,653)	6.16

Outstanding at end of period	8,606,751	5.99

Exercisable at end of period	5,710,713	4.96

Vested and expected to vest	8,512,176	5.96

The company estimates the fair value of each option on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires several estimates including an estimate of the fair value of common stock. Prior to November 5, 2009, the date the company’s common stock began trading on a national exchange, the fair value of common stock had been determined by the Board of Directors at each grant date based on a variety of factors, including arm’s-length sales of the company’s common stock, periodic valuations of the company’s common stock, the company’s financial position, historical financial performance, projected financial performance, valuations of publicly traded peer companies and the illiquid nature of the common stock. Since the company’s initial public offering, the fair value of the company’s common stock is determined based on the closing price of the common stock on the stock option grant date. The weighted average grant date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited) was $2.50, $2.22, $3.14, $2.99 and $6.00, respectively. The expected term of the options is based on historical analysis of the company’s option lives. The company calculated its expected volatility based on the volatilities of a peer group of publicly traded companies. The risk-free interest rate of the option is based on the U.S. Treasury rate for the expected term of the option at the time of grant. The following weighted average assumptions were used in the calculations for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010.

	December 31,			September 30,
	2007	2008	2009	2009	2010
				(unaudited)

Expected volatility	65%	50%	50%	50%	40%
Expected term (in years)	4.0	4.0	4.2	4.2	4.0
Weighted average risk-free interest rate	4.7%	2.3%	1.9%	1.9%	1.7%
Weighted average fair value of the underlying common stock	$4.70	$5.42	$7.15	$6.80	$17.99
Expected dividends	—	—	—	—	—

At December 31, 2008 and 2009 and the nine months ended September 30, 2010 (unaudited), the company had $8.6 million, $9.6 million and $8.1 million, respectively, of total unrecognized compensation expense, net of estimated forfeitures. The unrecognized compensation expense is expected to be recognized over a weighted average period of 2.5 years. Under accounting guidance for recording stock-based compensation expense, forfeitures are to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The company estimates forfeiture rates based on historical forfeitures of its stock options. The fair value of options vested during 2009 was $5.7 million. The weighted average remaining contractual life of options outstanding at December 31, 2009 and September 30, 2010 (unaudited) was 7.1 and 6.6 years, respectively. The total intrinsic value of options outstanding as of December 31, 2008 and 2009 and September 30, 2010 (unaudited) was $5.5 million, $90.5 million, and $144.3, respectively. The total intrinsic value of options exercisable as of December 31, 2008 and 2009 and September 30, 2010 (unaudited) was $4.4 million, $58.6 million and $101.6, respectively. The total intrinsic value of options exercised during the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited) was, $6.2 million, $0, $0.4 million, $0.4 million, $0.3 million and $27.0 million, respectively.

Restricted Stock Units

During the nine months ended September 30, 2010 (unaudited), the company also issued restricted stock units representing the right to receive one share of the company’s common stock under the 2009 Plan. In 2009, no restricted stock units were issued. Restricted stock unit awards generally vest over four years. The following table summarizes restricted stock unit activity.

		Weighted
		Average
	Number of	Grant Date
	Units	Fair Value
	(unaudited)

Restricted stock units outstanding at December 31, 2009	—	$—
Granted	456,198	17.87
Vested	(450)	18.20
Forfeited	(6,167)	16.40

Restricted stock units outstanding at September 30, 2010	449,581	17.89

As of September 30, 2010 the company had $6.2 million of total unrecognized compensation expense, net of estimated forfeitures related to restricted stock units. The unrecognized compensation expense is expected to be recognized over a weighted average period of 3.8 years.

Stock-Based Compensation Expense

Stock-based compensation was included in the following income statement captions (in thousands):

	Predecessor	Successor
		Period from
	Period from	Dec. 6, 2007
	Jan. 1, 2007	through	Year Ended		Nine Months Ended
	through	Dec. 31,	December 31,		September 30,
	Dec. 5, 2007	2007	2008	2009	2009	2010
					(unaudited)

Cost of subscription revenues	$73	$3	$80	$96	$78	$134
Technology and development	260	23	1,132	1,631	1,223	1,437
Marketing and advertising	279	27	254	370	273	390
General and administrative	286	24	3,206	3,377	2,691	1,580

Total stock-based compensation expense	$898	$77	$4,672	$5,474	$4,265	$3,541

The company committed to issue fully vested stock options with an exercise price equal to the fair value of the underlying common stock at the date of grant for recruiting services performed by a third party in 2008. The company recorded an estimated $0.1 million of expense in 2008 based on the Black-Scholes option-pricing model. The expense was classified as technology and development expenses on the statement of operations and as stock-based compensation on the statement of cash flows. When the option was issued in 2009, the company recorded the issuance in the statement of stockholders’ equity.

9.	Employee Benefit Plans

The company offers a savings plan (the “401(k) Plan”) that qualifies as a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, employees can contribute a percentage of their compensation not to exceed maximum annual federal limits. The 401(k) Plan also allows for discretionary employer contributions. Effective January 1, 2008, the company increased the employer matching contributions from 65% to 70% of all employee contributions made, with a maximum annual contribution of $2,100 per participant. The employee’s contributions are fully vested, and the company’s matching contributions vest on an annual basis over a 48-month period, beginning on the employee’s hire date. The company’s contributions were $0.6 million, de minimis, $0.7 million, and $0.8 million for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the years ended December 31, 2008 and 2009, respectively.

The company has a medical and vision benefit plan covering full-time employees of the company and their dependents. The plan is a partially self-funded plan under which participant claims are obligations of the plan. The plan is funded through employer and employee contributions at a level sufficient to pay for the benefits provided by the plan. The company’s contributions to the plan were $3.0 million, de minimis, $2.6 million, and $3.5 million for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the years ended December 31, 2008 and 2009, respectively. The plan maintains individual and aggregate stop loss insurance policies on the medical portion of the plan of $0.2 million and approximately $4.5 million, respectively, to mitigate losses. Balances for the incurred but not yet reported claims, including reported but unpaid claims at December 31, 2008 and 2009, were $0.6 million and $0.5 million, respectively. The company estimates claims incurred but not yet reported each month based on its historical experience, and the company adjusts its accrual to meet the estimated liability.

10.	Related-Party Transactions

The company has an exclusive license and service agreement related to its DNA product with an affiliated company of one of its investors. The investor’s ownership is not material to the overall equity of the company.

11.	Income Taxes

Income (loss) before income taxes consisted of the following (in thousands):

	Predecessor	Successor
	Period from	Period from
	Jan. 1, 2007	Dec. 6, 2007	Year Ended
	through	through	December 31,
	Dec. 5, 2007	Dec. 31, 2007	2008	2009

Income (loss) before income taxes:
United States	$12,159	$(1,266)	$4,336	$26,374
Foreign	630	66	(107)	261

	$12,789	$(1,200)	$4,229	$26,635

The income tax (benefit) provision consisted of the following (in thousands):

	Predecessor	Successor
	Period from	Period from
	Jan. 1, 2007	Dec. 6, 2007	Year Ended
	through	through	December 31,
	Dec. 5, 2007	Dec. 31, 2007	2008	2009

Current income tax:
Federal	$4,210	$441	$—	$8,577
State	(173)	1	3	1,095
Foreign	180	16	414	476

Total	4,217	458	417	10,148
Deferred income tax:
Federal	246	(355)	1,238	(4,086)
State	555	—	190	(722)

Total	801	(355)	1,428	(4,808)

Provision for income taxes	$5,018	$103	$1,845	$5,340

As of December 31, 2009, the company recognized a tax benefit for net operating loss carryforwards of $4.9 million and $0.3 million for federal and state purposes, respectively. The company also recognized a benefit of $0.8 million to tax expense due to changes in state apportionment factors resulting from enacted legislation

Total income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income tax expense as a result of the following (in thousands):

	Predecessor	Successor
	Period from	Period from
	Jan. 1, 2007	Dec. 6, 2007	Year Ended
	through	through	December 31,
	Dec. 5, 2007	Dec. 31, 2007	2008	2009

Computed expected tax expense	$4,476	$(420)	$1,480	$9,322
State income taxes, net of federal tax effect	266	189	199	602
Foreign income taxes	(41)	(7)	452	385
Recognition of net operating loss carryforwards	—	—	—	(5,168)
Tax exempt municipal interest	(410)	(31)	—	—
Non-deductible acquisition costs	1,024	—	(725)	—
Other	(297)	372	439	199

Provision for income taxes	$5,018	$103	$1,845	$5,340

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2008	2009

Deferred tax assets:
Deferred compensation	$925	$2,124
Net operating loss carryforwards — U.S.	4,943	5,911
Net operation loss carryforwards — Foreign	201	488
Investment in subsidiary	498	—
Other accruals and reserves	1,378	1,472
Valuation allowance	(201)	(488)

Total gross deferred tax assets	7,744	9,507
Deferred tax liabilities:
Intangible assets	(31,394)	(26,300)
Content in process	(2,071)	(2,161)
Depreciation differences	(373)	(2,098)
Other accruals and reserves	(34)	(268)

Total gross deferred tax liabilities	(33,872)	(30,827)

Net deferred tax liability	$(26,128)	$(21,320)

In assessing whether deferred tax assets will be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that it is more likely than not the company will realize the benefits of these deductible differences, except for the foreign net operating losses and has determined that a valuation allowance is necessary for the foreign net operation losses only.

The company had net operating loss carryforwards of approximately $27.0 million for state and $2.1 million for foreign income tax purposes. The state and foreign net operating carryforwards will expire at various dates beginning in 2013.

The company provides U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries’ earnings are considered permanently reinvested outside the U.S. To the extent that the foreign earnings previously treated as permanently reinvested are repatriated, the company would incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. As of December 31, 2009, unremitted earnings that are considered to be permanently invested outside the U.S., and on which no deferred taxes have been provided, is approximately $0.9 million. The unrecognized deferred tax liability for these earnings was approximately $0.3 million.

Significant judgment is required in evaluating the company’s uncertain tax positions and determining its provision for income taxes. The company’s total gross unrecognized tax benefits as of December 31, 2008 and 2009 and September 30, 2010 (unaudited) were $0.5 million, $0.6 million and $0.9 million, respectively. The gross uncertain tax positions, if recognized by the company, would affect the company’s effective income tax rate. The company’s policy is to recognize interest and penalties related to unrecognized tax benefits as income tax expense. Accrued interest and penalties related to unrecognized tax benefits as of December 31, 2008 and 2009 and September 30, 2010 (unaudited) were de minimis, $0.1 million and $0.2 million, respectively. The company believes it is reasonably possible that the total unrecognized tax benefits will increase within 12 months of the reporting date; however the company is not currently able to quantify the amount of such change.

The company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 1996.

12.	Fair Value Measurements

Effective January 1, 2008, the company adopted changes made to GAAP for fair value. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the new accounting guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels. These levels, in order of highest priority to lowest priority, are described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:  Unobservable inputs are used when little or no market data is available.

Our cash equivalents and short-term investments are classified within Level 1 and out interest rate cap is classified Level 2 due to readily available market prices or alternative pricing sources utilizing market observable inputs.

The following table summarizes the financial instruments of the company at fair value based on the valuation approach applied to each class of security as of December 31, 2008 (in thousands):

		Fair Value Measurement at Reporting
		Date Using
			Significant
		Quoted Prices in	Other	Significant
	Balance at	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents:
Money market funds	$13,505	$13,505	$—	$—
Interest rate cap	2	—	2	—

Total assets	$13,507	$13,505	$2	$—

The following table summarizes the financial instruments of the company at fair value based on the valuation approach applied to each class of security as of December 31, 2009 (in thousands):

		Fair Value Measurement at Reporting
		Date Using
			Significant
		Quoted Prices in	Other	Significant
	Balance at	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Cash equivalents:
Money market funds	$61,782	$61,782	$—	$—
Short-term investments	33,331	33,331	—	—
Interest rate cap	1	—	1	—

Total assets	$95,114	$95,113	$1	$—

The company’s cash equivalents and short-term investments at September 30, 2010 (unaudited) were all classified within Level 1. There were no movements between fair value measurement levels of the company’s cash equivalents and short-term investments during the nine months ended September 30, 2010 (unaudited).

The carrying amounts reported in the financial statements for accounts receivable and accounts payable approximate their fair values because of the immediate or short-term maturities of these financial instruments. The carrying value of long-term debt approximates fair value based on interest rates currently available to the company for debt with similar terms, at December 31, 2008 and 2009. As of September 30, 2010 (unaudited), the company had no long-term debt outstanding.

In connection with the Genline acquisition, the company entered into a forward contract to purchase 53 million Swedish kronor. The company did not qualify the contract for hedge accounting and therefore the fair value gains and losses on the contract were recorded in net income. In July 2010, the forward contract was settled resulting in a gain of $0.4 million.

13.	Commitments and Contingencies

The company has entered into noncancelable operating leases for facilities and certain equipment. Rent expense for operating leases with escalating lease payment terms is recognized on a straight-line basis over the lives of the related leases.

The following is a schedule by year of future minimum lease payments of noncancelable operating leases at December 31, 2009 (in thousands):

Years Ending December 31,

2010	$2,420
2011	2,305
2012	1,980
2013	1,591
2014	1,622
Thereafter	2,211

Total minimum lease payments	$12,129

Rental expense for operating leases was approximately $2.4 million, $0.2 million, $2.2 million, and $2.4 million for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the years ended December 31, 2008 and 2009, respectively. The company exited one of its leased facilities in May 2007 and was not able to sublease the facility and did not believe it would have been able to sublease the facility for the remaining lease term. As a result, the company recorded $0.6 million in the period from January 1, 2007 through December 5, 2007 as rent expense for the remaining minimum payments required until the first option to terminate the lease agreement plus an early termination fee. In October 2008, the company was able to exit the lease prior to the first option date to terminate the lease as the lessor found a new lessee, $0.1 million of remaining lease termination liability was released at that time. The company leases a portion of its facilities to third parties under noncancelable lease arrangements. Lease payments received for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009 were de minimis.

The company has entered into agreements with certain vendors requiring the company to make royalty payments based on specified future product sales or relative online page views. Products include certain books, proprietary genealogical information, content databases, and a search engine placed on CD ROMs. Royalty expenses were $2.0 million, $0.2 million, $1.4 million, and $1.4 million for the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the years ended December 31, 2008 and 2009, respectively. Royalty expenses are included as a cost of subscription revenues and cost of product revenues in the accompanying statements of operations.

On May 1, 2006 the company entered into a sale-leaseback transaction with a third party in which the company sold its corporate office building for $18.6 million. As a result of the sale-leaseback the company was recognizing the gain on the sale of the building of $5.9 million as a reduction of rent expense over the term of the new lease agreement. The unrecognized amount was recorded as a deferred gain on sale-leaseback and was stated as a liability on the consolidated balance sheet as of December 31, 2006. The company entered into a 10-year operating lease as part of the transaction with estimated annual lease payments beginning at approximately $1.4 million and increasing 2% per annum. As a result of the acquisition as discussed in Note 1, the deferred gain was eliminated and is no longer being offset against rent expense.

From time to time, the company is a party to or otherwise involved in legal proceedings or other legal matters that arise in the ordinary course of business or otherwise. While the company’s management does not believe that any pending legal claim or proceeding will be resolved in a manner that would have a material adverse effect on the company’s business, the company cannot assure the ultimate outcome of any legal proceeding or contingency in which the company is or may become involved.

14.	Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance. For the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, the company was organized as, and operated in, one reportable segment. The chief operating decision maker, or decision making group, review financial information on a consolidated basis, accompanied by disaggregated information of subscription revenue by geographic region for purposes of allocating resources and evaluating performance. The company’s foreign offices conduct marketing and support activities. Subscription revenues were attributed by geographic location based on the location of the customer. The company’s assets were primarily located in the United States and not allocated to any specific region.

The following presents subscription revenue by geographic region (in thousands):

	Predecessor	Successor
	Period from	Period from
	Jan. 1, 2007	Dec. 6, 2007			Nine Months Ended
	Through	through	Year Ended December 31,		September 30,
	Dec. 5, 2007	Dec. 31, 2007	2008	2009	2009	2010
					(unaudited)

United States	$106,101	$8,633	$134,112	$156,150	$114,968	$154,790
United Kingdom	27,181	2,321	33,223	34,402	25,147	30,001
All other countries	7,859	738	14,056	17,155	12,391	19,552

Total subscription revenues	$141,141	$11,692	$181,391	$207,707	$152,506	$204,343

15.	Subsequent Events

On September 22, 2010, the company entered into an agreement to acquire iArchives, a leading digitization service provider that also operates Footnote.com, a leading American history Web site, and on October 20, 2010, the company completed the acquisition. The purchase price was approximately $31.6 million, consisting of the issuance of approximately 1.022 million shares of Ancestry.com common stock (valued at approximately $24.6 million, based on the closing price on October 20, 2010, and approximately $7.0 million of cash consideration. The acquisition of iArchives is expected to provide Ancestry.com with a complementary consumer brand, expanded content offerings, and enhanced digitization and image-viewing technologies.

The company announced a share repurchase program, under which the company may spend up to $25.0 million to repurchase shares of the company’s common stock, depending on market conditions, the price of the company’s stock and other factors. The share repurchase program is intended in part to offset the issuance of common stock as a result of the iArchives acquisition.

ITEM II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the offering are as follows:

Name	Total

Securities and Exchange Commission registration fee	$7,130
FINRA filing fee	10,500
Printing expenses	150,000
Accounting fees and expenses	175,000
Legal fees and expenses	300,000
Transfer agent’s fees and expenses	20,000
Miscellaneous	125,000

Total	$787,630

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and certain of our executive officers containing provisions which may be, in some respects, broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 10 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the preceding three years, we have made the following sales of unregistered securities:

1. On December 5, 2007, in connection with the purchase of The Generations Network, Inc., we issued an aggregate of 38,045,312 shares of our common stock to new and existing investors for aggregate consideration of approximately $205 million.

2. Since December 5, 2007, holders of stock options exercised options to purchase an aggregate of 327,881 shares of our common stock at exercise prices ranging from $0.24 to $5.40 per share to employees, consultants and directors under the 2008 Stock Plan, the 2004 Stock Plan, the Executive Stock Plan and the 1998 Stock Plan.

3. On October 20, 2010, in connection with our acquisition of iArchives, we issued approximately 1.022 million shares of our common stock in exchange for shares of iArchives.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

1.1	Form of Underwriting Agreement.					X
3.1	Amended and Restated Certificate of Incorporation as amended and as in effect as of the date hereof.	S-1/A	333-160986	Nov. 2, 2009	3.2
3.2	Amended and Restated Bylaws as in effect as of the date hereof.	S-1/A	333-160986	Oct. 20, 2009	3.2
4.1	Form of Common Stock Certificate.	S-1/A	333-160986	Oct. 6, 2009	4.1
4.2	Registration Rights Agreement, dated October 20, 2010, among Ancestry.com Inc., Century Capital Partners II, L.P., Canopy Ventures I, L.P. and certain other stockholders of iArchives, Inc.	10-Q	001-34518	Nov. 2, 2010	4.1
4.3	Amendment No. 1, dated October 28, 2010, among Ancestry.com Inc., formerly known as Generations Holding, Inc., and certain Spectrum Group Stockholders to the Registration Rights Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.	10-Q	001-34518	Nov. 2, 2010	4.2
5.1	Opinion of Gibson, Dunn & Crutcher LLP.					X
10.1	MyFamily.com, Inc. 1998 Stock Plan.	S-1/A	333-160986	Sept. 15, 2009	10.1
10.2	MyFamily.com, Inc. 2004 Stock Plan.	S-1/A	333-160986	Sept. 15, 2009	10.2
10.3	MyFamily.com, Inc. Executive Stock Plan.	S-1/A	333-160986	Sept. 15, 2009	10.3

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

10.4	Generations Holding, Inc. 2008 Stock Purchase and Option Plan.	S-1/A	333-160986	Sept. 15, 2009	10.4
10.5	Ancestry.com Inc. 2009 Stock Incentive Plan.	S-1/A	333-160986	Sept. 15, 2009	10.5
10.6	MyFamily.com, Inc. 1998 Stock Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.6
10.7	MyFamily.com, Inc. 2004 Stock Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.7
10.8	MyFamily.com, Inc. Executive Stock Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.8
10.9	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.9
10.10	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement for Non-U.S. Employees.	S-1/A	333-160986	Sept. 15, 2009	10.10
10.11	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock Units.	S-1/A	333-160986	Sept. 15, 2009	10.11
10.12	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Nonqualified Stock Options.	S-1/A	333-160986	Sept. 15, 2009	10.12
10.13	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Incentive Stock Options.	S-1/A	333-160986	Sept. 15, 2009	10.13
10.14	Stockholders Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.	S-1/A	333-160986	Sept. 15, 2009	10.15
10.15	Form of Indemnification Agreement entered into with each director and executive officer.	S-1/A	333-160986	Oct. 20, 2009	10.19

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

10.16	Employment Letter by and between Timothy Sullivan and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.20
10.17	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between Timothy Sullivan and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.3
10.18	Employment Letter by and between Howard Hochhauser and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.21
10.19	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between Howard Hochhauser and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.4
10.20	Employment Offer Letter by and between Joshua Hanna and Ancestry.com Inc., dated July 22, 2010.	10-Q	001-34518	Nov. 2, 2010	10.2
10.21	Employment Letter by and between David Rinn and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.23
10.22	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between David H. Rinn and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.5
10.23	Employment Letter by and between William Stern and Ancestry.com Inc., dated June 29, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.24
10.24	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between William Stern and Ancestry.com Inc., dated June 29, 2009.	10-Q	001-34518	Nov. 2, 2010	10.6
10.25	Employment Letter by and between Christopher Tracy and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.25

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

10.26	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between Christopher Tracy and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.7
10.27	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Nonqualified Stock Options for Non-Employee Directors.	S-1/A	333-160986	Nov. 2, 2009	10.28
10.28	Generations Holdings, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement for non-employee Directors.	S-1/A	333-160986	Nov. 2, 2009	10.29
10.29	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock Units (as amended).	10-Q	001-34518	May 7, 2010	10.1
10.30	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock.	10-Q	001-34518	May 7, 2010	10.2
10.31	Ancestry.com Inc. Description of 2010 Performance Incentive Program.	10-Q	001-34518	May 7, 2010	10.3
10.32	Credit Agreement, dated as of September 9, 2010, among Ancestry.com Operations Inc., certain domestic subsidiaries of Ancestry.com Operations Inc., Bank of America, N.A. and other lender parties thereto.	10-Q	001-34518	Nov. 2, 2010	10.1
21.1	Subsidiaries of the Registrant.	S-1	333-170259	Nov. 2, 2010	21.2
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
23.2	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of attorney (included on pages II-6 and II-7 of the original filing).	S-1	333-170259	Nov. 2, 2010	24.1

(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on November 8, 2010.

ANCESTRY.COM INC.

By:	/s/ William Stern
William Stern
General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Timothy Sullivan	President and Chief Executive Officer and Director (Principal Executive Officer)	November 8, 2010

* Howard Hochhauser	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	November 8, 2010

* Charles M. Boesenberg	Director	November 8, 2010

* David Goldberg	Director	November 8, 2010

* Thomas Layton	Director	November 8, 2010

* Elizabeth Nelson	Director	November 8, 2010

* Victor Parker	Director	November 8, 2010

* Benjamin Spero	Director	November 8, 2010

*By: /s/ William Stern Attorney-in-Fact

EXHIBIT INDEX

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

1.1	Form of Underwriting Agreement.					X
3.1	Amended and Restated Certificate of Incorporation as amended and as in effect as of the date hereof.	S-1/A	333-160986	Nov. 2, 2009	3.2
3.2	Amended and Restated Bylaws as in effect as of the date hereof.	S-1/A	333-160986	Oct. 20, 2009	3.2
4.1	Form of Common Stock Certificate.	S-1/A	333-160986	Oct. 6, 2009	4.1
4.2	Registration Rights Agreement, dated October 20, 2010, among Ancestry.com Inc., Century Capital Partners II, L.P., Canopy Ventures I, L.P. and certain other stockholders of iArchives, Inc.	10-Q	001-34518	Nov. 2, 2010	4.1
4.3	Amendment No. 1, dated October 28, 2010, among Ancestry.com Inc., formerly known as Generations Holding, Inc., and certain Spectrum Group Stockholders to the Registration Rights Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.	10-Q	001-34518	Nov. 2, 2010	4.2
5.1	Opinion of Gibson, Dunn & Crutcher LLP.					X
10.1	MyFamily.com, Inc. 1998 Stock Plan.	S-1/A	333-160986	Sept. 15, 2009	10.1
10.2	MyFamily.com, Inc. 2004 Stock Plan.	S-1/A	333-160986	Sept. 15, 2009	10.2
10.3	MyFamily.com, Inc. Executive Stock Plan.	S-1/A	333-160986	Sept. 15, 2009	10.3
10.4	Generations Holding, Inc. 2008 Stock Purchase and Option Plan.	S-1/A	333-160986	Sept. 15, 2009	10.4
10.5	Ancestry.com Inc. 2009 Stock Incentive Plan.	S-1/A	333-160986	Sept. 15, 2009	10.5
10.6	MyFamily.com, Inc. 1998 Stock Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.6
10.7	MyFamily.com, Inc. 2004 Stock Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.7
10.8	MyFamily.com, Inc. Executive Stock Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.8

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

10.9	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement.	S-1/A	333-160986	Sept. 15, 2009	10.9
10.10	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement for Non-U.S. Employees.	S-1/A	333-160986	Sept. 15, 2009	10.10
10.11	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock Units.	S-1/A	333-160986	Sept. 15, 2009	10.11
10.12	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Nonqualified Stock Options.	S-1/A	333-160986	Sept. 15, 2009	10.12
10.13	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Incentive Stock Options.	S-1/A	333-160986	Sept. 15, 2009	10.13
10.14	Stockholders Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.	S-1/A	333-160986	Sept. 15, 2009	10.15
10.15	Form of Indemnification Agreement entered into with each director and executive officer.	S-1/A	333-160986	Oct. 20, 2009	10.19
10.16	Employment Letter by and between Timothy Sullivan and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.20
10.17	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between Timothy Sullivan and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.3
10.18	Employment Letter by and between Howard Hochhauser and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.21
10.19	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between Howard Hochhauser and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.4

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

10.20	Employment Offer Letter by and between Joshua Hanna and Ancestry.com Inc., dated July 22, 2010.	10-Q	001-34518	Nov. 2, 2010	10.2
10.21	Employment Letter by and between David Rinn and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.23
10.22	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between David H. Rinn and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.5
10.23	Employment Letter by and between William Stern and Ancestry.com Inc., dated June 29, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.24
10.24	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between William Stern and Ancestry.com Inc., dated June 29, 2009.	10-Q	001-34518	Nov. 2, 2010	10.6
10.25	Employment Letter by and between Christopher Tracy and Ancestry.com Inc., dated July 20, 2009.	S-1/A	333-160986	Sept. 15, 2009	10.25
10.26	Amendment No. 1, dated July 22, 2010, to Offer Letter by and between Christopher Tracy and Ancestry.com Inc., dated July 20, 2009.	10-Q	001-34518	Nov. 2, 2010	10.7
10.27	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Nonqualified Stock Options for Non-Employee Directors.	S-1/A	333-160986	Nov. 2, 2009	10.28
10.28	Generations Holdings, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement for non-employee Directors.	S-1/A	333-160986	Nov. 2, 2009	10.29
10.29	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock Units (as amended).	10-Q	001-34518	May 7, 2010	10.1

		Description of Exhibit
Exhibit					Exhibit	Filed
Number	Exhibit Description	Form	File No.	Filing Date	Number	Herewith

10.30	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock.	10-Q	001-34518	May 7, 2010	10.2
10.31	Ancestry.com Inc. Description of 2010 Performance Incentive Program.	10-Q	001-34518	May 7, 2010	10.3
10.32	Credit Agreement, dated as of September 9, 2010, among Ancestry.com Operations Inc., certain domestic subsidiaries of Ancestry.com Operations Inc., Bank of America, N.A. and other lender parties thereto.	10-Q	001-34518	Nov. 2, 2010	10.1
21.1	Subsidiaries of the Registrant.	S-1	333-170259	Nov. 2, 2010	21.2
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
23.2	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of attorney (included on pages II-6 and II-7 of the original filing).	S-1	333-170259	Nov. 2, 2010	24.1